Form 20-F
period 2002-12-31
REVENUE PROPERTIES CO LTD
filed 2003-05-13
CIK 83509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

_____	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

__X__	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

_____	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE EXCHANGE ACT OF 1934

For the transition period from ____________________ to _____________________

Commission file number	0 - 9079

REVENUE PROPERTIES COMPANY LIMITED

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

The Colonnade, Suite 300 131 Bloor Street West Toronto, Ontario, Canada M5S 1R1 Tel (416) 963-8100 Fax (416) 963-8512

(Address, telephone and fax of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

(Title of each class) (Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares	Toronto Stock Exchange
NASD OTC Bulletin Board

(Title of each class)	(Name of each exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Common Shares - 64,157,512 shares outstanding as of December 31, 2002

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES __X__ NO _____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __X__ Item 18 _____

REVENUE PROPERTIES COMPANY LIMITED
December 31, 2002

All dollar amounts are in Canadian dollars, unless otherwise noted. See historic Canadian dollar to United States exchange rates included under Item 3 of this report.

PART 1

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3 - KEY INFORMATION
Selected Financial Data

The selected financial data presented below for, and as of the end of, each of the years in the five year period ended December 31, 2002, are derived from the consolidated financial statements of Revenue Properties Company Limited (“Company” or “Registrant”), which financial statements have been audited by KPMG LLP, independent chartered accountants. The consolidated financial statements as of December 31, 2002 and 2001, and for each of the years in the three year period ended December 31, 2002 and the report thereon, are included elsewhere in this annual report.

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000	1999	1998

Property operating revenue	$55,269	$60,519	$204,964	$208,974	$176,508
Real estate sales revenue	10,010	1,865	6,399	47,539	20,876
Income from continuing operations	37,936	42,532	15,004	3,394	2,203
Per common share - basic	0.54	0.62	0.18	0.01	0.00
Per common share - diluted	0.33	0.30	0.15	0.01	0.00
Net income (loss)	37,361	43,676	7,511	2,198	7,621
Per common share - basic	0.53	0.64	0.07	(0.01)	0.07
Per common share - diluted	0.32	0.31	0.07	(0.01)	0.07
Total assets	212,968	318,098	526,782	1,380,349	1,336,185
Capital stock	140,706	140,510	139,403	148,232	155,819
Shareholders’ equity	106,695	84,079	158,706	158,919	180,710
Cash dividends per common share	0.08	0.12	0.12	0.11	0.09
Special cash dividend per common share	--	1.50	--	--	--
Weighted average number of common
shares outstanding (in thousands)
Basic	64,110	63,382	65,235	69,755	72,652
Diluted	122,491	151,831	90,568	69,803	72,803

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(in thousands of Canadian dollars, except per share amounts)

	2002	2001 (1)	2000 (1)	1999 (1)	1998 (1)

Property operating revenue	$43,392	$39,985	$185,844	$191,414	$159,347
Real estate sales revenue	10,010	1,865	6,399	47,539	20,876
Income (loss) from continuing operations	29,687	56,838	2,327	1,498	(3,580)
Per common share - basic	0.46	0.90	0.04	0.02	(0.05)
Per common share - diluted	0.28	0.42	0.04	0.02	(0.05)
Net income (loss)	56,220	62,067	(2,147)	3,020	(238)
Per common share - basic	0.88	0.98	(0.03)	0.04	0.00
Per common share - diluted	0.50	0.45	(0.03)	0.04	0.00
Total assets	206,666	307,455	457,690	1,323,969	1,287,323
Capital stock	140,706	140,510	139,403	148,232	155,819
Shareholders' equity	40,794	20,626	52,439	62,308	88,807
Cash dividends per common share	0.08	0.12	0.12	0.11	0.09
Special cash dividend per common share	--	1.50	--	--	--
Weighted average number of common
shares outstanding (in thousands)
Basic	64,110	63,382	65,235	69,755	72,652
Diluted	122,491	151,831	65,265	69,803	72,803

(1) Certain figures have been restated as a result of the adoption of Statement of Financial Accounting Standards No.144 (see Note 21(xi)).

Historic Canadian dollar to United States exchange rates
The high and low spot rates, average rates and period end rates for the Canadian dollar equivalent of the United States dollar as reported by the Federal Reserve Bank of New York were as follows:

	December	December	December	December	December
	2002	2001	2000	1999	1998

High	$0.6613	$0.6700	$0.6967	$0.6922	$0.7098
Low	0.6202	0.6237	0.6421	0.6532	0.6329
Average	0.6369	0.6457	0.6735	0.6730	0.6743
Period end	0.6339	0.6278	0.6656	0.6922	0.6532

The monthly high and low spot rates for the Canadian dollar equivalent of the United States dollar as reported by the Federal Reserve Bank of New York were as follows:

	March 2003	Feb. 2003	Jan. 2003	Dec. 2002	Nov. 2002	Oct. 2002

High	$0.6836	$0.6739	$0.6586	$0.6462	$0.6436	$0.6421
Low	$0.6692	0.6537	0.6381	0.6339	0.6287	0.6258

Risk factors

The Registrant can be subject to several business risks in the normal course of operations that can impact both short and long term performance. Management, under the supervision of the Board of Directors, identifies, and to the extent possible, mitigates the impact of all such risks. The major risks the Registrant encounters in the normal course of conducting its operations, as discussed in Item 11, are as follows:

Operating risk, Financing risk, Relative liquidity of real estate, Foreign exchange risk, and Environmental risk.

ITEM 4 - INFORMATION ON THE COMPANY

History and Development of the Company

Revenue Properties Company Limited (the “Company” or “RPC”) was incorporated in Ontario, Canada in August 1961, under the Ontario Business Corporations Act, and has been a public company since 1962. The Company’s registered address is The Colonnade, 131 Bloor Street West, Suite 300, Toronto, Ontario M5S 1R1. The Company’s principal business is the ownership and management of commercial real estate in Canada.

The Company’s present structure is the result of several amalgamations. The most recent (apart from an amalgamation of nine wholly owned subsidiaries, which had no impact on the consolidated financial statements of the Company), was the amalgamation with Pan Pacific Development Corporation (“PPDC”), effective January 1, 1997. The Company purchased a controlling interest in PPDC in April 1992 and the remaining shares in June 1993. The majority of PPDC’s properties were in the United States, which served as a platform for future growth.

In 1997, the Company’s US retail properties were transferred to a new company, Pan Pacific Retail Properties Inc. (“PNP”). PNP then completed an initial public offering on the New York Stock Exchange with the Company retaining a 51% interest. The public offering increased PNP’s liquidity which, in turn, permitted an accelerated pace of growth. In 2000, PNP acquired Western Properties Trust (“Western”) issuing 10.8 million shares to Western shareholders reducing the Company’s ownership to 33%. During 2001, the Company sold all of its shares of PNP, generating cash of $382 million, which was used to repay debt, pay a special dividend of $96 million, and to acquire the 50% it did not already own of Prairie Mall, a rental property in Grande Prairie, Alberta, Canada.

In 1998, RPC completed the purchase of a 50% interest in P.T. Gaming LLC (“P.T.‘s”) that operated sports bars with gaming in Las Vegas. A decision to sell the gaming investment was made in early 2001 and as a result, the investment was reported as discontinued operations in the 2000 financial statements. A contract to sell the core business of P.T.‘s, signed in December 2001, closed in April 2002. The Company then sold its interest in the casino to its partners, which sale closed at the end of December 2002.

During 2002, the Company sold the majority of its residential properties in Canada and reinvested the proceeds in the acquisition of two new, fully leased office properties.

Takeover bid

On November 16, 2000 the Company received from 3391361 Canada Inc., a wholly-owned subsidiary of Morguard Corporation (formerly Acktion Corporation) (“Morguard”), an unsolicited partial takeover bid for a number of common shares of the Company for $2.50 (subsequently increased to $2.60 per share) in cash per share which, together with the shares then held by Morguard, would represent approximately 50.1% of the common shares outstanding. Mark M. Tanz, the Company’s then largest shareholder, ultimately entered into an agreement with Morguard that resulted in Morguard’s common share ownership increasing to 40%. Mr. Tanz continued to hold 23 million common shares (36%) of the Company.

The Morguard-Tanz shareholders’ agreement provided for continuity of management, equal Board representation (two nominees for each of Morguard and Mr. Tanz on the Board of seven directors), the timely disposition of non-core assets (including gaming assets) and mutual approval rights as shareholders in relation to other fundamental matters affecting the Company.

In July 2002, Mr. Tanz sold his shares to Morguard for cash and a note receivable over three years increasing Morguard’s ownership to 76%.

Capital expenditures

The Company’s principal expenditures and divestitures (including interests in other companies), since the beginning of the Company’s last three financial years are as follows:

(000s Canadian unless noted)	2002	2001	2000

Increase in RPC real estate	$(61,720)	$(29,368)	$(9,727)
Increase in PNP real estate (i)	--	--	(68,892)
Investment in gaming assets	--	(1,478)	(4,164)
Divestiture of RPC residential real estate	101,520	--	--
Divestiture of PNP	--	382,555	--
Divestiture of gaming	14,882	--	--

(i) PNP’s amounts were included in the Company’s consolidated financial statements prior to November 12, 2000.

Business Overview

The Company’s principal business is the acquisition, development and ownership and management of commercial real estate in Canada. The Company has five core properties in the Greater Toronto Area, plus an enclosed shopping center in Grande Prairie, Alberta and a 50% interest in the Saint John City Hall in Saint John, New Brunswick. The Company sold 1,943 apartment units in 2002 and its investment in a US real estate investment trust in 2001. These asset sales generated significant profits and cash during the past two years. At the end of 2002, the Company reinvested a portion of the cash in the acquisition of two first class suburban office buildings in Mississauga, Ontario, Canada. Operating results in 2002 were adversely affected to the extent that the cash sale proceeds were not re-invested on an equal or accretive basis during the year.

The Company has substantial cash and available borrowing capacity to grow the Company’s asset base with accretive acquisitions of commercial properties with low risk profiles. However, the current lack of suitable, available product may affect the pace of growth.

Effective January 1, 2003, the Company entered into a property and asset management agreement with Morguard Investments Limited (“MIL”), a subsidiary of Morguard, the Company’s controlling shareholder. MIL’s strength in acquisitions, leasing and operations enhances the Company’s ability to grow. Most of the Company’s staff has been hired by MIL. The arrangement, together with other steps taken by the Company, will lower overhead costs in 2003.

Organizational Structure

The Company is 79.8% owned by Morguard as at March 31, 2003.

A listing of the Company’s significant subsidiaries at December 31, 2002 is as follows:

Subsidiary	State of incorporation	Ownership interest

Revenue Properties (US) Inc.	Delaware, U.S.A.	100%
RPC Gaming, Inc.	Nevada, U.S.A.	100%

PROPERTY SUMMARY

The following is a list of properties owned by the Company together with material information regarding each property for the years ended December 31, 2002, 2001 and 2000. All properties are held directly by the Company, subject to any liens and other encumbrances thereon.

As at December 31, 2002

RENTAL PROPERTIES

			Total	%
Property and location			(sq. ft.)	Leased	Major tenants	Encumbrances

Retail
Centerpoint			(1) 602,029	99.7%	The Bay, Zellers,	$ --
Toronto, Ontario					Loblaws,
					Canadian Tire
East York Town Centre			378,720	99.5%	Zellers,	$19,753,000
Toronto, Ontario					Dominion
Guildwood Village			53,256	92.7%	Valu-Mart	$ --
Toronto, Ontario
Prairie Mall			304,715	92.1%	Zellers	$23,481,000
Grande Prairie, Alberta
Other properties			13,433	93.2%		$--
Toronto, Ontario

Totals and weighted averages			1,352,153	97.6%		$43,234,000

Office

Creekside Office Campus			301,421	100%	The Toronto-	(3) $44,000,000
Mississauga, Ontario					Dominion Bank
Saint John City Hall			99,733	98.4%	City of	$1,437,000
Saint John, N.B.					Saint John

Totals and weighted averages			401,154	99.6%		$45,437,000

Commercial / Residential

	No. of	Commercial
	residential	Total	Total	%
Property and location	units	(sq. ft.)	(sq. ft.)	Leased		Encumbrances

The Colonnade (2)	158	94,635	251,400	92.9%		$--
Toronto, Ontario

Grand totals and
weighted averages	158	94,635	2,004,707	97.4%		$88,671,000

All properties are 100% owned, except Saint John City Hall (50%).
(1)    Includes tenant owned space of 122,251 sq. ft.
(2)    Leasehold
(3)    Mortgage advanced March 21, 2003

PROPERTIES HELD FOR DEVELOPMENT AND SALE

		Site area		Undivided interest

Property	Proposed use	(acres)%		Area (acres)	Encumbrances

City of Guelph, (Eastview) Ontario	Multiple use	226	37.5%	85	$ --

PROPERTY SUMMARY

As at December 31, 2001

RENTAL PROPERTIES

			Total	%
Property and location			(sq. ft.)	Leased	Major tenants	Encumbrances

Retail
Centerpoint			(1) 602,029	98.2%	The Bay, Zellers,	$ --
Toronto, Ontario					Loblaws,
					Canadian Tire
East York Town Centre			378,720	97.3%	Zellers,	(3) $20,000,000
Toronto, Ontario					Dominion
Guildwood Village			53,256	92.8%	Valu-Mart	$1,648,000
Toronto, Ontario
Prairie Mall			304,715	92.6%	Zellers	$24,246,000
Grande Prairie, Alberta
Other properties			23,382	81.5%		$568,000
Toronto, Ontario

Totals and weighted averages			1,362,102	96.2%		$46,462,000

Office

Saint John City Hall			99,733	98.9%	City of	$1,494,000
Saint John, N.B.					Saint John

Commercial / Residential

	No. of	Commercial
	residential	Total	Total	%
Property and location	units	(sq. ft.)	(sq. ft.)	Leased		Encumbrances

The Colonnade (2)	158	94,635	251,400	95.1%		$--
Toronto, Ontario
The Oaks (2)	1,215	--	888,767	97.8%		$18,299,000
Toronto, Ontario
Kipling Avenue (2)	728	--	690,585	96.7%		$--
Toronto, Ontario

Totals and weighted averages	2,101	94,635	1,830,752	97.0%		$18,299,000

Grand totals and
weighted averages	2,101	94,635	3,292,587	96.8%		$66,255,000

All properties are 100% owned, except Saint John City Hall (50%).
(1)    Includes tenant owned space of 122,251 sq. ft.
(2)    Leasehold
(3)    Mortgage advanced February 2002

PROPERTIES HELD FOR DEVELOPMENT AND SALE

		Site area		Undivided interest

Property	Proposed	(acres)%		Area (acres)	Encumbrances

City of Guelph, (Eastview) Ontario	Multiple use	256	37.5%	96	$893,000
Township of Guelph, Ontario	Multiple use	386	37.5%	145	$ --
Simcoe, Ontario	Residential	3	33.3%	1	$ --

		645		242	$893,000

PROPERTY SUMMARY

As at December 31, 2000

RENTAL PROPERTIES

			Total	%
Property and location			(sq.ft.)	Leased	Major tenants	Encumbrances

Retail
Centerpoint			(1) 602,029	99.6%	The Bay, Zellers,	$39,520,000
Toronto, Ontario					Loblaws,
					Canadian Tire
East York Town Centre			378,720	99.7%	Zellers,	$25,480,000
Toronto, Ontario					Dominion
Guildwood Village			53,256	100%	Valu-Mart	$1,757,000
Toronto, Ontario
Prairie Mall			152,358	84.8%	Zellers	$12,480,000
Grande Prairie, Alberta
Other properties			32,678	98.3%		$1,878,000
Toronto, Ontario

Totals and weighted averages			1,219,041	97.8%		$81,115,000

Office

Saint John City Hall			99,733	99.0%	City of	$1,548,000
Saint John, N.B.					Saint John

Commercial / Residential

	No. of	Commercial
	residential	Total	Total	%
Property and location	units	(sq. ft.)	(sq. ft.)	Leased		Encumbrances

The Colonnade (2)	158	94,635	251,400	98.7%		$--
Toronto, Ontario
The Oaks (2)	1,215	--	888,767	99.0%		$18,779,000
Toronto, Ontario
Kipling Avenue (2)	728	--	690,585	98.8%		$--
Toronto, Ontario

Totals and weighted averages	2,101	94,635	1,830,752	98.9%		$18,779,000

Grand totals and
weighted averages	2,101	94,635	3,149,526	98.4%		$101,442,000

All properties are 100% owned, except Prairie Mall and Saint John City Hall (50%).
(1)    Includes tenant owned space of 122,251 sq. ft.
(2)    Leasehold

PROPERTIES HELD FOR DEVELOPMENT AND SALE

		Site area		Undivided interest

Property	Proposed	(acres)%		Area (acres)	Encumbrances

City of Guelph, (Eastview) Ontario	Multiple use	265	37.5%	105	$3,314,000
Township of Guelph, Ontario	Multiple use	386	37.5%	145	$ --
Simcoe, Ontario	Residential	3	33.3%	1	$ --

		654		251	$3,314,000

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Certain matters discussed below are forward-looking statements within the meaning of federal securities laws in the United States. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company’s expectations include market valuations of its shares, financial performance and operations of its rental properties, real estate conditions, execution of competing development programs, successful completion of renovations, changes in the availability of acquisitions, changes in local or national economic conditions, and other risks detailed from time to time in reports filed with the Securities and Exchange Commission, including the Annual Report on Form 20-F.

Significant Accounting Policies

The financial statements are based on the selection and application of critical accounting policies set forth in the notes to the financial statements, which require management to make significant estimates and assumptions. Management believes that there are two critical areas of judgment in the application of accounting policies that affect the financial condition and results of operations of the Company: asset valuation and depreciation.

Asset Valuation of Real Estate

Rental properties, the Company’s major asset class, are carried at the lower of depreciated cost and net recoverable amount on the assumption that the properties will be held for the long term. Net recoverable amount represents the estimated future cash flow from the use and residual value of the property on an undiscounted basis. The Company relies on assumptions of future rental income and expected future property values that could be impacted by industry performance and prospects as well as the business and economic conditions that are expected to prevail during the holding period. Should the underlying assumptions change materially, the estimated net recoverable amount could change by a significant amount. As the majority of the major properties have been owned for over 25 years, management believes that book cost is well below current estimated market values. The two new office properties were acquired recently at market prices.

Depreciation

Depreciation on rental properties is provided under the sinking fund method, an approach that the Company has followed consistently for a long time in accordance with Canadian generally accepted accounting principles and the recommendations of the Canadian Institute of Public and Private Real Estate Companies. Under this method, depreciation is charged to income in amounts which increase annually, consisting of fixed annual sums together with interest, compounded at the rate of 5% per annum so as to fully depreciate the buildings over their estimated useful lives of 40 years, even though, with proper maintenance, the actual life should be considerably longer. The use of another method of depreciation, such as the straight-line method, would result in a different amount of depreciation expense.

Operating results
Years 2002 - 2001

Revenue Properties stated objective for 2002 was to focus on its core real estate business, by improving real estate operations and paying down debt. In addition, the Company investigated new real estate opportunities where they were likely to increase cash flow and enhance shareholder value.

(000's)	2002	2001

Gross revenues	$65,279	$62,384
Gross profit	24,389	23,102
Operating profit / (loss)	5,411	(5,474)
Gain on sale of rental properties	30,199	--
Reduction of foreign currency translation account	10,520	18,487
Loss on redemption and repurchase of convertible debentures	(992)	--
Diminution in value of real estate assets	--	(9,530)
Penalty on early debt repayment	--	(3,139)
Earnings and gains related to PNP	--	47,816
Income taxes	(7,202)	(5,628)
Income from continuing operations	37,936	42,532
Net income	37,361	43,676
Funds from continuing operations	10,878	10,033

Selected Quarterly Consolidated Financial Information
(unaudited, in thousands of Canadian dollars, except per share amounts)

	2002				2001

	4th Qr	3rd Qr	2nd Qr	1st Qr	4th Qr	3rd Qr	2nd Qr	1st Qr

Gross revenues	$15,058	$14,922	$15,839	$19,460	$17,518	$14,891	$15,151	$14,824
Income from continuing operations	7,683	2,487	20,031	7,735	8,282	833	31,717	1,700
Per basic share	0.11	0.02	0.30	0.11	0.12	0.00	0.49	0.01
Per diluted share	0.07	0.02	0.17	0.07	0.06	0.00	0.30	0.01
Net income	7,641	2,487	19,197	8,036	8,315	962	32,381	2,018
Per basic share	0.11	0.02	0.29	0.11	0.12	0.00	0.50	0.02
Per diluted share	0.07	0.02	0.16	0.07	0.06	0.00	0.31	0.02

Gross revenues increased over 2001 due primarily to a more successful year of land sales; which offset lower rental income, the result of the residential property sales. The level of debt was reduced, resulting in lower interest expense for the year, and was the major reason the Company recorded an operating profit for the year compared to an operating loss in 2001. The material non-recurring transactions included the gain of $30 million from the two sales of the residential buildings in 2002. The sales of US investments resulted in a profit of $34 million in 2001.

A key performance measure for real estate companies is the funds generated from operations. Funds from operations, which exclude the non-recurring and non-cash transactions, are generated primarily from rents realized less operating costs, including property taxes, interest and overhead. Results are improved if vacancy levels can be kept low and rental rates can be increased. Funds from operations increased 8% to $10.9 million in 2002, a result of the reduction of interest expense offset in part by lower rental income due to the sales of the residential properties.

The computation of funds from operations may differ from the methodology used by other real estate companies and, therefore, may not be comparable to such other real estate companies. Funds from operations are not indicative of funds available to meet the Company’s cash requirements.

Rental Operations

	2002			2001

(000's)	Retail	Residential	Total	Retail	Residential	Total

Rental income	$35,927	$3,384	$39,311	$35,178	$3,293	$38,471
Property operating expenses	18,724	2,088	20,812	18,707	2,129	20,836

Same property comparisons	17,203	1,296	18,499	16,471	1,164	17,635
Acquired / sold properties	2,302	2,465	4,767	958	4,333	5,291

Total rental income			$23,266			$22,926

Gross profit % for same properties	48%	38%		47%	35%
Re-leasing costs incurred	$1,484			$1,733

The key controllable factors in creating value for the Company’s stakeholders are rental rates, vacancy rates, tenant sales (for retail tenants) and operating costs. External factors include the general economic environment, demand for real estate properties and the supply of rental accommodation available in our markets.

Properties held throughout the year reported an increase in gross profit of 4.9%, due to lower vacancies in retail properties (2.3% compared to 3.4% in 2001) and a higher monthly average rent for the remaining residential property ($1,963 per unit compared to $1,823 per unit in 2001), partially offset by an increase in residential vacancy (10% compared to 8% in 2001). At the end of 2002, nine units (6%) were being held vacant for renovations prior to being rented at higher rental rates. Retail sales for the Company’s four key retail properties on a same store basis averaged $471 for 2002 compared to $478 in 2001, a decline of 1%.

Land Sales

Significant progress was achieved during 2002 to monetize the Company’s investment in land. Sales in Guelph of developed land included 109 lots, a block for a school, a 15-acre block for retail use and a parcel of land held for future development. In all, the Company’s share of gross revenues totaled $10.0 million, generating a profit of $1.1 million. The Company anticipates that the next phase of lots will be available for sale in the fourth quarter of 2003. During 2002, as a result of the sales and collection of receivables, the Company received cash distributions from the project of $8.3 million ($0 in 2001).

Interest Expense And Coverage Ratio

(000's)	2002	2001

Total interest expense	$8,959	$19,744
Plus: amortization of debt discount	2,502	1,022
Plus: interest capitalized	85	195
Plus: interest allocated to discontinued operations	34	233
Less: interest income	2,438	2,610

Net interest	$9,142	$18,584

Funds from operations before interest	$20,020	$28,617

Interest coverage ratio	2.19	1.54

During 2002, the Company repaid $73 million of mortgage and bank debt, using the proceeds from the sales of residential properties and the repatriation of funds from the US, while a new mortgage of $20 million was arranged. These changes reduced the average interest rate of the mortgage debt by 0.6% to 6.7% in 2002. In addition, the 7.5% convertible debentures in the amount of $45 million were redeemed in January 2002, and $27 million of the 6% US denominated convertible debentures were purchased for cancellation in April 2002. As a result, interest expense declined by 55%, to $9.0 million from $19.7 million in 2001. The lower interest expense resulted in the interest coverage ratio increasing to 2.19 times from 1.54 times in 2001.

Interest income on the sales proceeds, included in other income, was $2.4 million, including interest of $1.3 million generated on the portfolio of corporate bonds and $0.4 million on a revolving loan to Morguard (see “Cash on hand and portfolio investments” below). Offsetting the interest income were non-recurring expenses, including a settlement payment to a director of $0.5 million, and $1.6 million reserve for taxes.

During the year, two residential properties on leasehold land were sold, generating a profit of $30 million. Cash repatriated from the US in January 2002 resulted in the recognition of $10.5 million of the foreign currency translation balance as income which compares to $18.5 million recognized in 2001. The sale in 2001 of the shares in Pan Pacific Retail Properties, Inc. generated a profit of $34 million.

The ratio calculations may differ from the approach adopted by other real estate companies and, therefore, may not be comparable to such other real estate companies.

Income Taxes

The Company recorded a current tax liability for the year of $0.1 million as a result of the capital gains generated by the sale of the residential buildings and the repatriation of investment funds from the US offset by a US tax refund of $2.3 million received during 2002 because the estimate for 2001 taxes had been too high. A future income tax expense of $7.1 million was recorded, reflecting the draw down of all Canadian net operating losses carried forward from previous years. The difference between the expected tax expense on the recorded income and the actual expense was the non-taxable portion of the capital gains recorded on the sale of the residential properties and the repatriation of investment funds from the US.

Discontinued Gaming Operations

During 2002, the Company completed its exit from the gaming business. In April, the Company, together with its partners, completed the sale of the sports bar business. In December, the Company completed the sale of its interest in the casino to its partners. As a result of the transactions, the Company recorded a loss for the year of $0.6 million.

Prospective Analysis

The net incomes reported for 2002 and 2001 were affected by significant non-recurring events, such as the sales of the residential properties in 2002 and the sales of US investments in 2001. Going forward, the Company anticipates that the level of operating profit of $5.4 million recorded in 2002 is a better indication of the base target for 2003. Factors that will impact the 2003 results positively are the acquisition of two fully leased office properties and a full year of lower debt levels.

Operating Results
Years 2001 - 2000

(000s)	2001	2000

Gross revenues	$62,384	$63,437
Gross profit	23,102	21,378
Operating loss	(5,474)	(19,037)
Earnings of PNP	13,953	30,946
Income from continuing operations before unusual items	8,479	11,909
Unusual items	39,681	3,751
Income taxes	(5,628)	(656)
Income from continuing operations	42,532	15,004
Dividend received from PNP	11,870	24,714
Funds from continuing operations
Funds as reported	10,033	25,372
Pro forma (1)	--	10,219

(1)     Pro forma 2000 gives effect to including only PNP dividends in FFO.

Selected Quarterly Consolidated Financial Information

	2001				2000
(unaudited, 000s except
per share amounts)	4th Qr	3rd Qr	2nd Qr	1st Qr	4th Qr	3rd Qr	2nd Qr	1st Qr

Gross revenues	$17,518	$14,891	$15,151	$14,824	$14,537	$20,686	$14,407	$13,807
Income from continuing operations	8,282	833	31,717	1,700	6,657	3,130	2,862	2,356
Per basic share	0.12	0.00	0.49	0.01	0.09	0.03	0.03	0.02
Per diluted share	0.06	0.00	0.30	0.01	0.07	0.03	0.03	0.02
Net income	8,315	962	32,381	2,018	660	2,464	2,430	1,957
Per basic share	0.12	0.00	0.50	0.02	0.00	0.03	0.02	0.02
Per diluted share	0.06	0.00	0.31	0.02	0.00	0.03	0.02	0.02

Income from continuing operations for 2001 was $43 million ($15 million in 2000) as a result of a number of unusual events, primarily the gain arising on the sales of the PNP shares.

Rental revenues increased 6% to $60 million due in part to the purchase in September of the 50% of Prairie Mall not previously owned and in part to a 7% increase in residential rental income. Revenues from lot sales totaled $1.9 million as compared to $6.4 million in 2000 due to the smaller size of the current phase and the timing of completion, with only a third of the lot sales closed prior to year end.

Interest expense declined by $10 million as a result of the debt reduction. In addition, the Company earned $2.6 million of interest income on cash balances. General and administrative expenses decreased by $1.4 million from the previous year, of which $1.1 million represented a provision for employee severance and retirement benefits recorded in 2000. The balance resulted from a reduction in salary expense.

The earnings from PNP declined as a result of the sales of PNP shares during the year.

Unusual items included the PNP share sales, which generated a profit of $34 million, and resulted in the recognition of $18 million of the foreign currency translation balance as income. These gains were reduced by a non-cash provision of $9.5 million for the diminution in value of certain property assets identified for sale and a penalty of $3 million incurred on the early redemption of the 9.54% mortgage bonds.

The primary indicator of performance for management continues to be funds from continuing operations (“FFO”). The reduction of the Company’s interest in PNP required that the Company apply three different accounting principles over 2000 and 2001, making meaningful comparisons difficult. To establish a basis for future comparison, the Company has provided as supplemental information, its FFO for the year 2000 on a pro forma basis, including dividends received from PNP but excluding the non-cash equity recorded as a result of consolidating PNP’s results in prior years.

On comparable pro forma basis, FFO for 2001 was $10.0 million and $10.2 million in 2000. The statements prepared in accordance with generally accepted accounting principles showed a decline in FFO to $10 million from $25 million reported in 2000, reflecting the changes in the Company’s PNP ownership position.

The 2001 PNP share sales resulted in lower dividend income, which was offset in part by lower interest costs. The interest savings were limited since funds were invested on a short-term basis in low yielding investments pending the payment of the special dividend in October 2001 and the redemption of the 7.5% debentures in January 2002.

For the three months ended December 31, 2001, FFO was $105,000, compared to $3.9 million reported for the comparable period in 2000. The 2000 pro forma shortfall was $1.5 million. The Company stopped consolidating the results of PNP in the fourth quarter 2000 and adopted the equity method. As a result, the reported FFO included a contribution from PNP in excess of the dividend received. The increase from last year’s pro forma results also reflected the timing of the debt reduction and the cost of responding to the takeover bid.

The computation of funds from continuing operations may differ from the methodology used by other real estate companies and, therefore, may not be comparable to such other real estate companies. FFO is not indicative of funds available to fund the Company’s cash requirements.

Rental Operations

	2001			2000

(000s)	Retail	Residential	Total	Retail	Residential	Total

Gross rental income	$35,410	$23,828	$59,238	$34,346	$22,246	$56,592
Property operating expenses	18,822	18,330	37,152	17,457	18,324	35,781

Same property comparison	$16,588	$5,498	22,086	$16,889	$3,922	20,811

Acquired / sold properties			840			252

Total			$22,926			$21,063

Gross profit %	47%	23%		49%	18%
Re-leasing costs incurred	$1,733			$1,559

The retail property operating expenses for 2001 included a $0.7 million adjustment to realty taxes in prior years. The residential contribution increased as a result of higher rents and a reduction of in-suite repairs, offset by higher utility costs.

Lot Sales

In December 2001, 56 lot sales closed and 109 lots, being the balance of the phase, closed in early January 2002.

Interest Expense

(000s)	2001	2000	Pro forma (1) 2000

Total interest	$19,744	$29,274	$29,274
Plus: amortization of debt discount	1,022	(165)	(165)
Plus: interest capitalized	195	500	500
Less: Interest income on cash	2,610	--	--

Net cash interest	$18,351	$29,609	$29,609

FFO before interest	$28,384	$41,992	$39,828

Interest coverage	1.55	1.42	1.35

(1)	Pro forma 2000 gives effect to including only PNP dividends in FFO.

(2)	FFO is calculated by adding non-cash expenses (depreciation, amortization, future income taxes, diminution in value of real estate assets, penalty on early debt repayment and other such expenses) to income from continuing operations.

Total cash interest declined in 2001 by 38% from the level incurred in 2000 as a result of retiring debt with the proceeds from the PNP share sales. The effect of the interest savings was an improvement in interest coverage to 1.55 times from 1.35 based on pro forma 2000 FFO and 1.42 as reported in 2000.

The ratio calculations may differ from the approach adopted by other real estate companies and, therefore, may not be comparable to such other real estate companies.

Income Taxes

The Company adopted the new standard of the Canadian Institute of Chartered Accountants (“CICA”) for income taxes in 2000. The standard required the measurement of future income tax assets and liabilities using the appropriate tax rates that are expected to apply when the temporary differences reverse.

Gaming - Discontinued Operations

(000s)	2001	2000

Revenues
Gaming	$13,361	$10,458
Beverage	10,283	8,666
Food and other	4,169	2,596

	27,813	21,720

Expenses
P.T.’s	24,341	18,947
RPC’s	368	976

	24,709	19,923

Gross Profit	3,104	1,797
Less: interest	234	1,375
depreciation and amortization	1,332	2,521
provision for loss on disposal	394	5,394

	1,960	9,290

Gain (loss) from discontinued gaming operations	$1,144	$(7,493)

Revenues and gross profit increased during 2001, as two units were opened and performance of the casino improved during its first full year of operations. As a result of an offer to purchase the sports bar business in December and the expected price for the casino, management recorded a provision of $0.4 million in 2001 to reduce the book value of its investment to the estimated net realizable value. The combined provision recorded in 2001 and 2000 totaled $5.8 million.

Liquidity and Capital Resources

Years 2002 - 2001

The Company has no off-balance sheet financing arrangements. The Company has the resources to meet its maturing debt obligations and the capacity to grow the business as a result of selling its residential properties and US investments. The net cash proceeds from these capital transactions have been applied to pay down debt with the balance invested until the funds are required for real estate acquisitions.

Cash on Hand and Portfolio Investments

During the year the Company sold residential properties for gross proceeds of $102 million. In connection with the sales, the Company repaid $18 million of mortgage debt and paid $29 million to acquire the freehold title of one property. After selling and closing costs, the net cash received was $52 million.

In July 2002, to generate a higher return on its cash balances, the Company invested $44 million in a portfolio of 10 corporate bonds, with maturities generally in 2003 and 2004, and loaned $20 million, pursuant to a revolving loan agreement, to Morguard. The loan was advanced at an interest rate equivalent to 175 basis points over the 30-day bankers acceptance rate that Morguard pays to a Canadian chartered bank.

In December, $11 million of bonds were sold, generating a yield of 8% for the five-month holding period, and Morguard repaid its loan. At December 31, 2002, after paying $56 million (including a fee of $0.4 million paid to MIL) to acquire the two office buildings in Mississauga, the Company’s cash and cash equivalents were $6 million and its portfolio investments totaled $29 million (market value of $30 million). In January 2003, the Company loaned $6 million to Morguard pursuant to the revolving loan agreement.

In February 2003, the Company signed a commitment letter for mortgage financing on the two office properties acquired in December 2002 in the amount of $44 million. The mortgage, which was advanced in March 2003, has a term of 15 years, an amortization period of 19 years and an interest rate of 6.7%. The funds will be used for general corporate purposes.

Property and Other Assets

The Company’s principal business is the ownership and management of three shopping centers, one mixed-use property and two office properties. Three of the properties have been held for over 25 years, so management believes that book costs are well below current estimated market values. The two office properties and a 50% interest in Prairie Mall were acquired in the past two years, so management believes that cost of the properties approximates market values.

In summary, management believes that the value of the property portfolio exceeds book cost by approximately $100 million. Management estimated market value for the various properties by applying an appropriate capitalization rate to each property’s budgeted 2003 rental income less an allowance for capital repairs.

The Company has receivables and sundry assets totaling $9.5 million, the majority of which relates to the Guelph land development project, with collection related to the continued success of the homebuilders who purchased the lots in the project.

Liabilities

(000’s)		2002	2001

Mortgages on rental properties		$44,671	$46,255
Loan payable on land under development		--	893
Loan on discontinued gaming operations		--	2,009
Bank indebtedness		--	50,833

Long-term debt and bank indebtedness	A	44,671	99,990
Convertible debentures (including equity component)		106,783	179,785

Total debt	B	151,454	279,775

Excess of estimated market value over book value		100,000	110,000
Shareholders’ equity		41,882	12,935

Equity at market value	C	141,882	122,935
7% Convertible debentures (including equity component)		79,715	79,715

Market value after conversion of debentures	D	$221,597	$202,650

If convertible debentures are debt	B/C	1.07:1	2.28:1
If 7% convertible debentures are equity	A/D	0.20:1	0.49:1

Aggregate Obligations, Liabilities and Commitments

Contractual Obligations	Payments due by period

(000’s)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Mortgages	$44,671	$1,228	$2,715	$21,930	$18,798
Convertible debentures	106,783	--	27,068	79,715	--
MIL contract	2,700	900	1,800	--	--
Land lease	161,558	2,870	5,739	5,739	147,210

Total	$315,712	$4,998	$37,322	$107,384	$166,008

Long-term debt and bank indebtedness declined by $55 million during 2002, reflecting the repayment of bank indebtedness and $18 million of mortgages secured on the residential properties sold during the year, offset by a new $20 million mortgage secured against East York Town Centre.

The Company’s 7.5% convertible debentures, in the amount of $45 million due in 2003, were redeemed in January 2002. A substantial issuer bid for the 6% US denominated convertible debentures, due in 2004, at a price of US$950 cash for each US$1,000 principal amount outstanding, resulted in $27 million of debentures being tendered and cancelled. The 7% convertible debentures mature in December 2006 with the principal due on maturity or redemption payable, at the Company’s option, in either cash or common shares.

The Company has measured its debt by applying common ratios to the equity balance. For the analysis, management believes it is appropriate to include the excess of the market value of its rental properties over the book cost. On a consistent basis, the debt to equity ratio, assuming the convertible debentures are debt, improved to 1.07:1 from 2.28:1 in 2001, as a result of the profits from the major transactions and the application of a portion of the proceeds to reduce debt. If the 7% convertible debentures were treated as equity, the ratio improves to 0.20:1 in 2002, compared to 0.49:1 in 2001. The 6% convertible debentures, due in April 2004, are assumed to be debt, since the conversion price is out of the money.

The Company has entered into a property management agreement with MIL. The agreement is for a term of one year, which may be renewed at the option of the Company for additional terms of one year. Under the agreement, MIL assumed the employment obligations for all but three of the Company’s employees. The fee payable by the Company is dependant on the performance of its properties but is estimated to be approximately $900,000 per year, being the contracted amount of $1.2 million less an estimated $300,000 of costs agreed to be assumed by Morguard for 2003.

The Company leases the land under one of its properties, which lease expires in 2060 with the rent fixed until 2010 at $2,779,000 per annum. Thereafter, the rent for the next 20 years is adjusted based on the fair market value of the land.

Interest Rate Structure

(000’s)	2002	2001

Mortgages on rental properties	$44,671	$46,255
Term bank loan	--	2,009
Convertible debentures (including equity component)	106,783	179,785

Fixed rate debt	$151,454	$228,049

Weighted average interest rate	6.7%	6.9%
Variable rate debt	--	893
Weighted average interest rate	--	5.0%
Bank indebtedness	--	50,833

Total debt	$151,454	$279,775

Total fixed rate debt %	100%	81%
Total variable rate debt %	--	19%

The Company had no floating rate debt outstanding at December 31, 2002 as all bank overdraft facilities had been repaid.

Normal Course Issuer Bid

The Company maintains a Normal Course Issuer Bid in accordance with the rules of the Toronto Stock Exchange for the purchase of its shares from time to time, which bid, expires August 18, 2003. The Company also had a Bid for the purchase of its convertible debentures, which expired in March 2002. During 2002, the Company did not acquire any shares or convertible debentures, other than those pursuant to a substantial issuer bid for the 6% convertible debentures.

Non-capital resources critical to the Company include qualified staff and the appropriate computer hardware and software. Such resources have been available in the past, reflective of the Company’s activities. Going forward, the management arrangements with MIL will provide the Company access to a much larger organization’s experience in all sectors of the real estate industry, thereby increasing the Company’s resources and capacity to carry on and grow the business.

Liquidity and Capital Resources

Years 2001 - 2000

Cash on Hand

At December 31, 2001, the Company’s cash equivalents totaled $126 million, most held in a subsidiary in US dollars. Prior to the year-end, the Company entered into three forward foreign exchange contracts totaling US $30 million to swap into Canadian funds in January 2002 at an average rate of $1.5784. In January 2002, an additional US$32 million was converted to Canadian dollars at a rate of $1.5909, generating an average conversion rate of $1.5849. Of the Canadian dollar proceeds, $45 million was applied to redeem the 7.5% debentures and $45 million was used to retire a bridge loan.

Property and Other Assets

The Company’s principal business is the ownership and management of three shopping centres, one mixed-use and two residential properties. The Company’s key accounting policy is the valuation with its principal properties recorded at the lower of cost and net recoverable amounts. Properties held for development and sale are carried at the lower of cost and net realizable value. In determining net recoverable and net realizable amounts, the Company made estimates and assumptions on the future revenue streams and valuations. Properties held for development and sale have been marked to management’s estimate of market value less selling costs.

Such valuations could change by a material amount if any of the underlying assumptions should change. Since most properties have been owned for over 25 years, management believes that book value, which reflects historical costs less accumulated depreciation, is substantially below the aggregate value of the properties.

Assets of Discontinued Gaming Operations

The Company and its partner have accepted an offer to purchase the sports bar business of P.T. Gaming LLC, subject to approval of the relevant gaming authorities. The sale of the sports bars should generate proceeds of $13 million on closing, with a further $1 million in five years, based on the current exchange rate.

Liabilities

(000s)	Pro forma (1) 2001		2001	2000

Mortgages on rental properties		$66,255	$46,255	$101,442
Loan payable on land under development		893	893	3,314
Loan payable on investment in PNP and on
discontinued gaming operations		2,009	2,009	111,038
Bank indebtedness		--	50,833	9,862

Long-term debt and bank indebtedness	A	69,157	99,990	225,656
Convertible debentures (including equity component)		134,824	179,785	181,083

Total debt	B	203,981	279,775	406,739

Excess of market value over book value		110,000	110,000	154,000
Shareholders’ equity		12,009	12,935	88,047

Equity at market value	C	122,009	122,935	242,047
7% Convertible debentures (including equity component)		79,715	79,715	83,500

Market equity after conversion	D	$201,724	$202,650	$325,547

If convertible debentures are debt	B/C	1.67:1	2.28:1	1.68:1
If convertible debentures are equity	A/D	0.34:1	0.49:1	0.69:1

(1)	Pro forma 2001 gives effect to the debt reduction in January 2002.

Long-term debt and bank indebtedness decreased by $126 million during 2001. In addition, in early January 2002, convertible debentures and bank and other indebtedness decreased by $45 million and $50 million, respectively. In February 2002, a new mortgage loan secured on East York Town Centre in the amount of $20 million was advanced. The interest rate is 6.55%, which compares to 9.54% on the previous debt.

The Company’s debt has been measured to its equity using common ratios with an adjustment to reflect a current market value of properties, which have low book values since they have been held for a long time. For the analysis, management has estimated the excess market value over book value of the rental properties to be approximately $110 million. Market value was determined by applying an appropriate capitalization rate to the budgeted 2002 rental income for each property minus an allowance for capital expenses. The overall result was supported by independent valuations on two properties. The ratios declined as a result of the special dividend. For greater clarity, the 2001 pro forma calculations are provided to reflect the proceeds of the new mortgage and repayment of debt in January 2002.

The calculations may differ from the approach adopted by other real estate companies and, therefore, may not be comparable to such other real estate companies.

Interest Rate Structure

(000s)	Pro forma (1) 2001	2001	2000

Mortgages on rental properties	$66,255	$46,255	$101,442
Term bank loan	2,009	2,009	--
Convertible debentures (including equity component)	134,824	179,785	181,083

Fixed rate debt	203,088	228,049	282,525

Weighted average interest rate	6.8%	6.9%	7.5%
Variable rate debt	893	893	114,352
Weighted average interest rate	5.0%	5.0%	8.4%
Bank indebtedness	--	50,833	9,862

Total debt	203,981	279,775	406,739

Total fixed rate debt	99%	81%	69%
Total variable rate debt	1%	19%	31%

(1)	Pro forma 2001 gives effect to the debt reduction in January 2002.

In October 2001, bank indebtedness was increased by $50 million to pay the special dividend. The loan was repaid in early January 2002 thereby increasing the fixed rate percentage to 99%.

Research and development, patents, licenses, etc.

Not applicable.

Trend information

See item 5 above.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the names of the Registrant’s nominees to the Board of Directors and officers, together with all positions and offices held with the Registrant by such directors and executive officers as at March 31, 2003. Officers hold office until the board of directors has elected their successors.

Name (age) and position with the Company	Number of outstanding common shares beneficially owned or over which control or direction was exercised as at March 31, 2003	Principal occupation and business experience during the past five years

James R. Bullock (58)	35,000	President of Glengate Investments Inc., a private holding company.
Director (1, 2, 3)		Previously President and Chief Executive Officer of Laidlaw Inc. Mr. Bullock
is a Director of Woodbine Entertainment Group and a member of the Board of Governors of McMaster University. Director since January 30, 2001.

David A. King (65)		President of David King Corporation, a private investment company. Also Vice
Director (1)		Chairman and Director of Morguard Corporation and Chairman and Director of
Morguard Real Estate Investment Trust. Director since January 30, 2001.

Wayne P.E. Mang (65)		President of Mang Enterprises, a private company. Previously, President and
Director		Director of Russel Metals Inc., a Canadian public company. A director of
Wainbee Holdings Ltd. and Maverick Tube Corporation. A nominee to the
Company’s Board of Directors.

K. Rai Sahi (56)		Chairman and Chief Executive Officer of Morguard Corporation, a Canadian
Director (3)		public company. Director since January 30, 2001 and currently Chairman of the Board.

Antony K. Stephens (61)		President of the Corporation effective May 1, 2003. A trustee, and former
Director (3)		President and Chief Executive Officer, of Morguard Real Estate Investment
Trust. Vice Chairman of Morguard Investments Limited, a wholly owned subsidiary of Morguard Corporation. A nominee to the Company’s Board of
Directors.

Mark M. Tanz (71)	50,000	Consultant, Amcan Financial Consultants. Director since 1985. A nominee for
Director (3)		election to the Board of Directors of Morguard Corporation.

Jack Winberg (51)	12,667	Chief Executive Officer of the Rockport Group of Companies, a real estate
Director (1, 2)		investment company. Director of ClubLink Corporation. Director since 1991.

William I. Kennedy (47)	26,800	President of the Company since January 2, 2002. Previously, Vice-President
President		and Secretary of the Company from November 2000 to January 2, 2002.
Previously, Managing Director and principal of Canonfield Inc., a private asset management company. Director since January 2, 2002. Mr Kennedy has resigned from the Company effective April 30, 2003 (see “Employment and
Termination Contracts” below for further details.

Richard E. Fletcher (58)	2,000	Vice-President, Finance of the Company since February 2, 1998. Previously,
Vice-President, Finance		Vice-President, Finance of Hammerson Canada Inc. from February 1983 to
and Chief Financial		October 1997. Mr. Fletcher’s employment with the Company will cease,
Officer		effective April 30, 2003 (see “Employment and Termination Contracts” below for further details).

Judie Hart (51)	4,000	Vice-President, Leasing of the Company since August 16, 1999. Previously,
Vice-President, Leasing		Director of Leasing for O & Y Enterprise (formerly Counsel Corporation) from
September 1989 to August 1999.

Paul Miatello (33)		Secretary of the Company since January 2, 2002. Director of Finance of the
Secretary		Company since August 2000. Controller of Royop Properties Corporation from
August 1999 to August 2000. Previously, Manager at PricewaterhouseCoopers
LLP. Mr. Miatello has been appointed Vice-President, Finance and Chief
Financial Officer effective May 1, 2003 (see “Employment and Termination
Contracts” below for further details).

(1)	Member of the Audit Committee

(2)	Member of the Corporate Governance Committee

(3)	Member of Executive Committee

All of the persons named in the above table, other than Messrs. Mang and Stephens, were elected members of the Board of Directors at the last annual meeting. Mr. Abbey A. Lipson and Mr. William I.Kennedy, both currently members of the Board of Directors, will not stand for re-election at the next annual meeting of the Company.

Compensation

The table below sets forth the compensation paid by the Company to its President and the other executive officers of the Company within the meaning of applicable legislation, in each case, in respect of the fiscal years 2000, 2001 and 2002.

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long Term Compensation

						Awards			Payouts

	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Under Options Granted #		Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

William I. Kennedy	2002	230,000	100,000		23,110		100,000	--	--	--
President (1)	2001	200,000	75,000	(2)	20,467		75,000	--	--	--
	2000	28,208	10,000		3,115		--	--	--	--

Richard E. Fletcher	2002	200,000	60,000		20,729		75,000	--	--	--
Vice-President,	2001	200,000	60,000	(2)	19,715		50,000	--	--	--
Finance & CFO	2000	190,000	69,000	(3)	17,654		30,000	--	--	--

Judie Hart	2002	115,000	27,025		18,296		50,000	--	--	--
Vice-President,	2001	110,000	27,000	(2)	13,354		30,000	--	--	--
Leasing	2000	105,000	25,000		12,754		25,000	--	--	--

Mark Robinson	2002	99,077	25,875		13,526		50,000	--	--	--
Vice-President,	2001	105,000	27,000	(2)	13,031		30,000	--	--	--
Operations (4)	2000	100,000	25,000		12,450		30,000	--	--	--

Mark M. Tanz	2002	--	--		1,028,000	(7)	25,000	--	--	--
Director (5,6)	2001	--	--		748,208		25,000	--	--	--
	2000	--	--		1,008,584		25,000	--	--	--

Notes:

(1)	Mr. Kennedy joined the Company as Vice President on November 1, 2000 and became President on January 1, 2002. Mr. Kennedy has resigned as President and Director effective April 30, 2003.

(2)	Bonus amounts were paid during 2002.

(3)	Amount includes bonus paid in 2000 for the year 1999 of $29,000.

(4)	Mr. Robinson resigned from the Company effective October 31, 2002

(5)	US compensation converted to Canadian dollars using average conversion rate for 2000 of 1.4848, 2001 of 1.5486, and 2002 1.5702.

(6)	These amounts represent consulting fees earned by Amcan Financial Consultants (“Amcan”), a sole proprietorship owned by Mark M. Tanz, for services rendered in regard to potential mergers, acquisitions, financings or development opportunities in Canada and the United States and includes director’s fees in the amount of $25,000 for 2000, $35,208 for 2001, and $35,500 for 2002.

(7)	Amount includes early termination settlement payment of $492,500.

The table below sets forth share options granted under the 1995 Plan to each of the named executive officers during the fiscal year ended December 31, 2002.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Number of Securities Under Options Granted	As a Percentage of Options Granted to Employees in Financial Year	Exercise or Base Price ($ /Security)	Market Value of Securities Underlying Options on the Date of Grant ($ /Security)	Expiration Date

William I. Kennedy	100,000(1)	18.4%	1.57	1.57	March 10, 2007

Richard E. Fletcher	75,000(1)	13.8%	1.57	1.57	March 10, 2007

Judie Hart	50,000(1)	9.2%	1.57	1.57	March 10, 2007

Mark Robinson	50,000(1)	9.2%	1.57	1.57	March 10, 2007

Mark M. Tanz	25,000(1)	4.6%	1.57	1.57	March 10, 2007

(1)	Common Shares of the Company. During the first year following the grant of each option, such option may be exercised as to not more than one-third of the Common Shares covered thereby, and during the second year a further one-third of such Common Shares, together with any Common Shares with respect to which such option was exercisable during the first year of each option and which were not taken up, may be exercised. Thereafter, to the extent not already exercised, the options are fully exercisable.

Employment and Termination Contracts

The Company had an employment agreement with William I. Kennedy, as its President, effective January 1, 2002, which was terminated by mutual consent on February 1, 2003. From that time until April 30, 2003, Mr. Kennedy will continue as President of the Company without compensation. Mr. Kennedy has resigned as an officer and director of the Corporation and its subsidiaries effective April 30, 2003.

Effective May 1, 2003 the Corporation appointed Antony K. Stephens to the position of President.

The Company had an employment agreement with Richard E. Fletcher providing for annual salary of $200,000, subject to annual review, bonus compensation that shall not exceed 50% of his base compensation and the right to employee stock options under the 1995 Plan. The agreement with Mr. Fletcher provided for the usual corporate benefits including broad insurance coverage and the additional payment of 5% of salary to the executive’s or his spouse’s registered retirement savings plan. The agreement could be terminated by the Company without cause on the payment of a severance amount equal to 1.25 times the annual salary plus one-twelfth thereof for each year of employment over eight years employment completed by the executive, to a maximum severance payment of one and a half times the executive’s annual base compensation. As a result of the execution of the property management agreement with MIL, the Company elected to terminate Mr. Fletcher’s employment agreement without cause, effective April 30, 2003.

The Company has appointed Paul Miatello, an MIL employee, to the positions of Vice-President, Finance and Chief Financial Officer effective May 1, 2003.

Pensions

The Company does not have a pension plan, instead, the Company contributes annually to each employee an amount equal to five percent of the employee’s annual salary as a contribution to that employee’s registered retirement savings plan, up to an annual limit of $13,500.

BOARD PRACTICES

Director’s Term

The present term of office of each director will expire immediately prior to the election of directors at the next annual meeting of shareholders. It is proposed that each of the persons whose name appears above be elected as a director of the Corporation to serve until the close of the next annual meeting of shareholders or until his successor is elected or appointed. It is intended that on any ballot that may be called for relating to the election of directors, the common shares represented by proxies in favour of the nominees will be voted in favour of the election of such persons as directors of the Company, unless a shareholder has specified in his proxy that his common shares are to be withheld from voting in the election of directors. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority shall be exercised to vote the common shares represented by such proxies for the election of such other person or persons as directors nominated in accordance with the best judgment of the persons appointed as proxy.

Compensation of Directors

In the year ended December 31, 2002, each director, other than William I. Kennedy, was paid a retainer for his services as a director of $15,000 per annum plus $1,000 for each meeting of the Board or any committee thereof of which he was a member and which he attended.

The Chairman of the Board and the Chairman of each of the Executive Committee, Audit Committee, Gaming Compliance Committee and the Corporate Governance Committee received an additional $3,500 per annum. In addition, directors may be paid additional fees for undertaking special assignments on behalf of the Company. During 2002, the total remuneration paid to the directors of the Company for their services amounted to $210,500. In addition to fees paid to Mark Tanz as a director, he received consulting fees as set out in the Summary Compensation Table pursuant to an agreement with the Company. See page 19. As at March 31, 2003, the Company had no service contracts with any members of the Board of Directors that would provide for a benefit upon termination.

Directors and Officers Liability Insurance

The Company provides insurance for the benefit of the directors and officers of the Company and of certain subsidiaries against liability incurred by them in these capacities. The policy contains a limit of $10,000,000 for each loss and for all payments in each policy year. The policy provides for a deductible amount of $50,000 in connection with claims against the Company brought in Canada and of US$250,000 for claims brought in the United States. The policy provides for certain exclusions to the insurer’s liability, including an exclusion with respect to claims by a shareholder owning 10% or more of the Common Shares of the Company, and contains certain limitations with respect to claims in connection with pollution. The annual premium for 2002 was $50,000.

Committees of the Board of Directors

To effectively carry out certain of its responsibilities, the Board of Directors has delegated some of its duties to specific committees of the Board. The existing Committees and their responsibilities are as follows:

Executive Committee

The Executive Committee (established in 2001), which consists of Messrs. Bullock, Sahi, Tanz and the President of the Company, reviews and makes recommendations to the Board of Directors concerning “Fundamental Matters”. For this purpose, the term “Fundamental Matter” means:

1.

For aggregate proceeds in excess of $1,000,000 in any one transaction or series of related transactions or for aggregate proceeds in excess of $1,000,000 in any financial year of the Company, the (i) sale, lease or exchange of any assets, (ii) the making of any investment, loan or advance, (iii) the purchase, lease or acquisition of any property from any Person;

2.

The incurrence of debt by the Company, or the grant of security in connection therewith, or the imposition on any lien on the assets, business or undertaking of the Company, in each case, in excess of $1,000,000;

3.	Any amalgamation or merger or other business combination or any change to the articles or by-laws of the Company; or

4.	Any matter equivalent to any of the matters referred to in (a), (b) and (c) above by any subsidiary of the Company.

No Fundamental Matter shall be proceeded with unless it shall first be approved by the Executive Committee and, upon such approval, shall have been referred to the Board of Directors

Audit Committee

The Audit Committee consists of Messrs. Bullock, King, and Winberg.

The Audit Committee of the Board of Directors shall have three members, a majority of whom shall be “unrelated directors” as defined in the Toronto Stock Exchange Requirements, Policies and Guidelines in effect from time to time. All of the members of the Audit Committee shall be financially literate and at least one member shall have accounting or related financial experience as determined by the Board. In determining “financial literacy”, the Board shall take into consideration, among other things, prior experience with publicly listed, Canadian real estate companies, as well as the ability to understand and analyze a full set of financial statements of a real estate company, including the notes thereto, in accordance with generally accepted accounting principles.

The mandate of the Audit Committee is to:

1.	Review the nature and scope of the annual audit,

2.

Make recommendations to the Board of Directors concerning the appointment of the auditors (who shall be accountable to the Board of Directors and Audit Committee as representatives of the shareholders) and the terms thereof for the ensuing year,

3.	Review the annual and quarterly financial statements prior to submission to the Board of Directors for approval,

4.

Approve all audit engagement fees and terms as well as the provision of any legally permissible, non-audit services provided by the external auditors, having regard to the need to maintain the independence of the external auditors,

5.	Review with the external auditors any audit issues, problems or difficulties and management’s response thereto,

6.

Establish and maintain procedures for the receipt and treatment of complaints concerning accounting or auditing matters and procedures for the confidential submission by employees (or, in the case of services provided to the Corporation by third parties, whether related or not, by employees of the third party service provider) of concerns regarding accounting or auditing,

7.	Annually discuss the quality and acceptability of the Company’s accounting principles,

8.	Review the independence and objectivity of the external auditors, including reviewing relationships between the external auditors and the Company, which may impact their independence and objectivity,

9.	Oversee the work of the external auditors, including resolution of disagreements,

10.	Review and oversee the adequacy of internal accounting and control procedures, including requiring management to implement and maintain appropriate systems of internal control,

11.

Determine the necessity or desirability of employing an internal auditor and setting the internal auditor’s mandate, or in the case of services provided to the Company by third parties, whether related or not, satisfying itself by communicating directly with the internal auditor or other suitable representative of the third party service provider, and

12.	Oversee the disclosure of all financial and related information.

In carrying out its mandate, the Audit Committee shall be entitled, in its discretion, to engage third party advisors whom it considers necessary or desirable to assist it, at the expense of the Company. The Board of Directors will continue to review the composition of the Audit Committee from time to time.

Corporate Governance Committee

The Corporate Governance Committee consists of three unrelated directors (Messrs. Bullock, Lipson, and Winberg). The role of the Corporate Governance Committee is to:

1.

Develop and monitor the Company’s system of Corporate Governance including the Board of Directors’ independence from management and recommend to the Board of Directors a report thereon for inclusion in the annual management proxy and information circular;

2.	Review annually the membership and chairs of the committees and make recommendations as necessary to the Board of Directors;

3.	Review annually the powers and the mandates of the committees of the Board of Directors and make recommendations to the Board of Directors thereon;

4.	Review periodically the performance of all directors and the Board of Directors as a whole;

5.	Recommend annually the members proposed for election to the Board of Directors;

6.	Review annually the compensation of directors and their capacity as directors and make recommendations to the Board of Directors;

7.	Evaluate potential nominees to the Board of Directors.

8.	Review the performance of the senior officers of the Company;

9.	Recommend compensation for the senior officers of the Company and other personnel in the Company in accordance with the compensation policies;

10.

Establish guidelines for transactions between the Company and parties related to the Company, review compliance with these guidelines and monitor the repayment of amounts, if any, due from related parties;

11.	Review the Company’s long range plans and policies for recruiting, developing and motivating personnel and for the succession of senior management;

12.	Make recommendations to the Board of Directors concerning all of the above; and

13.	Review and approve a request, if appropriate, by an individual director to engage an outside advisor at the expense of the Company.

Report on Executive Compensation

For the year ended December 31, 2002, the executive compensation objectives of the Company were to provide compensation levels necessary to attract and retain high-quality executives and to motivate key executives to contribute to the interests of the shareholders. These objectives were met by the three principal components of the executive compensation package: (1) an annual component, i.e. salary; (2) a bonus component; and (3) a long-term component, i.e. share options. Primary emphasis was given to the annual component.

The Corporate Governance Committee receives complete compensation information for each employee of the Company and its subsidiaries who earns more than $100,000 and the same information on a general basis for all other employees of the Company.

Base Salary

Individual compensation arrangements are based on performance, level of responsibility, internal equity considerations and the Company’s financial performance. The Corporate Governance Committee also reviews and gives consideration to compensation information of other public real estate companies.

Bonus

The Corporate Governance Committee recommends bonuses for senior and middle management as a part of their compensation, in amounts that take into consideration extraordinary efforts or results.

Long Term Incentives

The Company motivates executive officers and other employees of the Company to act in the interests of shareholders through the use of the 1995 Plan. This plan provides compensation over a number of years, which is dependent upon value created for shareholders through appreciation in the market price of the Company’s Common Shares.

The Company has established guidelines for the participation in the 1995 plan and the extent of options granted. These guidelines reflect the seniority of the employee and his or her base salary level. Share options are granted at 100% of market value.

Compensation of President

For the year ended December 31, 2002, the compensation of the President was based on the following factors and criteria, no one of which was given more weight than the others: comparison with compensation of senior officers of other public real estate companies, internal equity, the contribution made by the President to the Company as perceived by the Corporate Governance Committee and by the Board of Directors, and the Company’s financial performance with reference to the level of corporate cash flow and profitability. Submitted by the Corporate Governance Committee: Jack Winberg, James R. Bullock and Abbey A. Lipson.

Employees

The total number of employees as at December 31 for each of the last three years was as follows:

Year	Number of employees

2002	78
2001	125
2000	115

The reduction in the number of employees at December 31, 2002 is primarily a result of the sales of the two residential properties. Effective January 1, 2003 MIL has hired substantially all of the Company’s employees. See “Business Overview” above.

Share Ownership

Share Option Plan

The Amended and Restated Share Option Plan of the Company (the “1995 Plan”) was established to advance the interest of the Company by providing key employees, officers, directors and consultants of the Company and its subsidiaries with the opportunity, through share options, to acquire an increased proprietary interest in the Company. For residents of the United States, the 1995 Plan provides for the issuance of incentive stock options and non-qualified stock options as defined or referred to in the Internal Revenue Code of the United States.

The 1995 Plan is administered by the Board of Directors and the number of common shares that may be issued at any time pursuant to options granted under the 1995 Plan is limited to 6.5 million common shares. The 6.5 million Common Shares would be adjusted upon a consolidation of the Common Shares.

The table below sets forth share options granted under the 1995 Plan to each of the named executive officers.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	No. of Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at fiscal year -end (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at fiscal year -end ($) Exercisable/ Unexercisable*

William I. Kennedy	25,000	24,750	33,333/91,667	0/26,000

Richard E. Fletcher	10,000	11,130	66,733/66,667	17,403/17,333

Judie Hart	18,334	18,901	16,666/43,334	0/10,400

Mark Robinson	--	--	46,666/43,334	21,600/10,400

Mark M. Tanz	--	--	49,999/25,001	45,333/8,667

*	Closing price of one Common Share on December 31, 2002 was $1.57.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

Holders of over 5% of the Registrant’s Common Shares as of March 31, 2003 are as follows:

Name of holder	Number of common shares	Percent of class

3391361 Canada Inc. (wholly owned subsidiary of Morguard Corporation)	51,354,202	79.8%

Number of shares in Canada	63,571,752
Number of shareholders in Canada	2,474

The Company is controlled by 3391361 Canada Inc.

On March 14, 2003, Morguard announced that it had acquired 2,329,202 additional shares, including 790,000 shares held by Jack Winberg, a director. On July 31,2002, Morguard acquired 23,025,000 shares from Mark Tanz. On January 15, 2001, Morguard acquired 20,137,100 shares pursuant to a partial takeover bid.

All the shareholders, including the major shareholder listed above has the same voting rights, as described in Item 10.

Related party transactions

Transactions with directors and major shareholders

Amcan Financial Consultants:

In 2002, the Company entered into a new agreement with Mark M. Tanz, a director and shareholder at the time, carrying on business as AMCAN Financial Consultants (“Amcan”), whereby the Company retained Amcan to provide advice and assistance in connection with mergers, acquisitions, gaming investment and development opportunities, financings and refinancings.

The agreement had a term of two years and provided for annual remuneration fixed at $500,000 per year. In December 2002, the Company terminated the agreement with Amcan and prepaid a discounted amount to satisfy the 2003 entitlement. As a result, the total remuneration paid to Amcan during 2002 was $993,000.

Advance to related corporation:

In July 2002, the Company advanced $20,000,000 pursuant to a revolving loan agreement on an unsecured basis to Morguard, which directly or indirectly owned 76.4% of the Company’s common shares as at December 31, 2002. The advance was repaid at the end of December 2002. The demand loan was interest bearing at the 30-day banker’s acceptance rate plus 175 basis points. Interest earned from the loan was $399,000. The Company advanced a further $6,000,000, pursuant to the revolving loan agreement, in January 2003 and $14,000,000 in March 2003.

Property management agreement:

Effective January 1, 2003, the Company entered into a property management agreement with Morguard Investments Limited (“MIL”), a wholly owned subsidiary of Morguard which directly or indirectly owned 76.4% of the Company’s common shares as at December 31, 2002. The fee payable by the Company is dependent on the performance of its properties but is estimated to be approximately $900,000 per year. Under the terms of the property management agreement, MIL assumed the employment obligations of all but three of the Company’s employees.

Fee paid to related corporation:

The Company paid $413,000 to MIL in connection with the $55,000,000 acquisition of two office properties, located at 4720 and 4880 Tahoe Boulevard, Mississauga, Ontario. The fee was capitalized to the cost of the properties.

Tenancy agreement:

A company controlled by a director paid, under the terms of its tenancy agreement, $107,000 (2001: $104,000) to lease a residential suite owned by the Company.

Indebtedness of Directors, Executive Officers and Others

As at March 31, 2003, there was no indebtedness from current and former officers or directors of the Company to the Company or its subsidiaries, nor does the Company or its subsidiaries provide any guarantee, support or other similar arrangement to the indebtedness of any such directors or officers to another entity.

Interests of Management of the Company and Others in Material Transactions

No director or officer of the Company, nor any security holder of record, as of March 31, 2003, who to the knowledge of the Corporation and its directors and officers beneficially owned, directly or indirectly or exercised control or direction over more than 10% of the outstanding Common Shares, or to the knowledge of the Corporation and its directors and officers, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since January 1, 2002 or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as set out elsewhere in this Annual Report.

ITEM 8 - FINANCIAL INFORMATON

Consolidated Statements and Other Financial Information

Financial information has been reported in Item 17 of this annual report.

Dividend policy

The Company maintains a policy of distributing a quarterly dividend to common shareholders. Information on dividends paid in prior years can be found elsewhere in this annual report.

Significant Changes

None reportable.

ITEM 9 - THE OFFER AND LISTING

Listing Details

The following is a summary of prices per Common Share on the Toronto Stock Exchange, the principal market for these shares. The Company’s Common Shares are also listed on the NASD OTC Bulletin Board.

(in Canadian dollars)	2002	2001	2000	1999	1998

High	$1.89	$3.50	$2.42	$2.90	$3.95
Low	1.48	1.40	1.80	1.95	2.10

	2003	2002				2001

(in Canadian dollars)	1st Qr	4th Qr	3rd Qr	2nd Qr	1st Qr	4th Qr	3rd Qr	2nd Qr	1st Qr

High	$1.70	$1.74	$1.75	$1.80	$1.89	$3.45	$3.50	$2.50	$2.45
Low	1.54	1.50	1.55	1.60	1.48	1.40	2.33	2.01	1.90

	2003			2002

(in Canadian dollars)	Mar.	Feb.	Jan.	Dec.	Nov.	Oct.

High	$1.67	$1.66	$1.70	$1.69	$1.74	$1.70
Low	1.57	1.55	1.54	1.50	1.55	1.55

ITEM 10 - ADDITIONAL INFORMATION

Share Capital

The Company is authorized to issue: (a) an unlimited number of First Preference Shares in series; (b) an unlimited number of Second Preference Shares in series; (c) an unlimited number of Third Preference Shares; and (d) an unlimited number of Common Shares.

The shares of the Company rank and are subject in all respects to the rights, privileges, restrictions and conditions attaching to the respective shares in the following order:

1.	First Preference Shares; then

2.	Second Preference Shares; then

3.	Third Preference Shares; then

4.	Common Shares.

Except as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of First Preference, Second Preference or Third Preference Shares, the holders of First Preference, Second Preference and Third Preference Shares as classes are not entitled as such to receive notice of, attend or to vote at any meeting of the shareholders of the Company.

First Preference Shares

The Board of directors of the Company may issue the First Preference Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Company shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series including, the rate or rates, amount or method or methods of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption, the rights of retraction (if any), and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights and conversion rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto.

Except with the approval of the holders of the First Preference Shares, no dividends shall at any time be declared or paid on or set apart for payment on the Second Preference Shares, Third Preference Shares, Common Shares or any other shares of the Company ranking junior to the First Preference Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of First Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the

Second Preference Shares, Third Preference Shares, Common Shares or such other shares of the Company ranking junior to the First Preference Shares nor shall the Company call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the First Preference Shares (less than the total amount outstanding) or any Second Preference Shares, Third Preference Shares, Common Shares or any other shares of the Company ranking junior to the First Preference Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of First Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the First Preference Shares of any series shall, before any amount shall be paid to or any property or assets of the Company distributed among the holders of the Second Preference Shares, Third Preference Shares, the Common Shares or any other shares of the Company ranking junior to the First Preference Shares, be entitled to receive from the property and assets of the Company for each First Preference Shares of such series held by them respectively, an amount specified in the rights, privileges, restrictions and conditions attaching to the First Preference Shares of such series as set forth in the resolution of the board of directors of the Company and the certificate of amendment relating to such series.

The First Preference Shares of any series may be purchased or made subject to a redemption by the Company at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the First Preference Shares of such series as set forth in the resolution of the board of directors of the Company and the certificate of amendment relating to such series.

The approval of the holders of First Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the First Preference Shares as a class or to any other matter requiring the consent of the holders of the First Preference Shares as a class may be given in such a manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast as a meeting of the holders of the First Preference Shares duly called for that purpose.

Second Preference Shares

The board of directors of the Company may issue the Second Preference Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Company shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series including, the rate or rates, amount or method or methods of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption, the rights of retraction (if any), and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights and conversion rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto.

Except with the approval of the holders of the Second Preference Shares, no dividends shall at any time be declared or paid on or set apart for payment on the Third Preference Shares, Common Shares or any other shares of the Company ranking junior to the Second Preference Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of Second Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Third Preference Shares, Common Shares or such other shares of the Company ranking junior to the Second Preference Shares nor shall the Company call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Second Preference Shares (less than the total amount outstanding) or any Third Preference Shares, Common Shares or any other shares of the Company ranking junior to the Second Preference Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of Second Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the Second Preference Shares of any series shall, before any amount shall be paid to or any property or assets of the Company distributed among the holders of the Third Preference Shares, the Common Shares or any other shares of the

Company ranking junior to the Second Preference Shares, be entitled to receive from the property and assets of the Company for each Second Preference Shares of such series held by them respectively, an amount specified in the rights, privileges, restrictions and conditions attaching to the Second Preference Shares of such series as set forth in the resolution of the board of directors of the Company and the certificate of amendment relating to such series.

The Second Preference Shares of any series may be purchased or made subject to a redemption by the Company at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the Second Preference Shares of such series as set forth in the resolution of the board of directors of the Company and the certificate of amendment relating to such series.

The approval of the holders of Second Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Second Preference Shares as a class or to any other matter requiring the consent of the holders of the Second Preference Shares as a class may be given in such a manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast as a meeting of the holders of the Second Preference Shares duly called for that purpose.

Third Preference Shares

The holders of the Third Preference Shares shall not be entitled to receive any dividends.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the Third Preference Shares shall be entitled to receive from the assets and property of the Company for each Third Preference Share held by them respectively the sum of $10.00 before any amount shall be paid or any property or assets of the Company distributed to the holders of any Common Shares or shares of any other class ranking junior to the Third Preference Shares of the amount so payable to them as provided, they shall not be entitled to share in any further distribution of the property or assets of the Company.

Subject to the provisions of the Business Corporations Act (Ontario), the Company may at any time or from time to time purchase (if obtainable) all or any part of the outstanding Third Preference Shares at the lowest price at which, in the opinion of the directors, such shares are obtainable, but not exceeding the redemption price.

Subject to the provisions of the Business Corporations Act (Ontario), the Company may, upon giving notice, redeem at any time the whole or from time to time any part of the then outstanding Third Preference Shares on payment for each share to be redeemed of the sum of $10.00.

The approval of the holders of Third Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Third Preference Shares as a class or to any other matter requiring the consent of the holders of the Third Preference Shares as a class may be given in such a manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast as a meeting of the holders of Third Preference Shares duly called for that purpose.

Common Shares

Subject to the prior rights provided to the holders of the First Preference Shares, Second Preference Shares, Third Preference Shares and to any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the First Preference Shares, Second Preference Shares, Third Preference Shares and to any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

Except for meetings at which only holders of other specified class or series of shares of the Company are entitled to vote separately as a class or series, the holders of Common Shares shall be entitled to receive notice of and attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company.

Restrictions of Class Voting

The holders of shares of any class and the holders of shares of any series of any class are not entitled to vote separately as a class or series, as the case may be, upon, and shall not be entitled to dissent in respect of, any proposal to amend the articles to:

a)	increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

b)	effect an exchange, reclassification or cancellation of the shares of such class or series; or

c)	create a new class or series of shares equal or superior to the shares of such class or series.

The charter documents of the Company contain no limitation on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights.

The Company has issued three series of debentures, which are convertible into common shares under differing terms and conditions. One series of debentures was redeemed in January 2002. Each of these series of convertible debentures is fully described in Note 7 to the financial statements. See “Item 17, Financial Statements”. In addition, members of the Board of Directors and Senior Management of the Company hold options granted under the stock option plan instituted by Revenue Properties Company Limited. See “Compensation” and “Share Ownership” in Item 6.

Memorandum and Articles of Association
Organization and Register

Revenue Properties Company Limited is a Company organized under the Business Corporations Act (Ontario). The Company’s Ontario Corporation Number, allotted by the Ontario Ministry of Consumer and Commercial Relations, is 1454264.

The Articles of the Company contain no restrictions on business the Company may carry on or powers the Company may exercise.

Directors

Under the Articles of the Company, the board of directors of the Company may, without authorization of the shareholders of the Company, in such amounts and on such terms as it deems expedient, borrow money upon the credit of the Company; issue, reissue, sell or pledge debt obligations of the Company; subject to the provisions of the Business Corporations Act (Ontario), give a guarantee on behalf of the Company to secure performance of an obligation of any person; and charge, mortgage or hypothecate.

The Company’s directors are not required to own shares of the Company.

Shareholder Meetings

Annual meetings of shareholders are held at such time in each year as is determined by the board of directors and, unless the board of directors otherwise determines, at the place where the Company’s registered office is located.

Subject to the Business Corporation Act (Ontario) the Board of Directors have the power to call a special meeting of shareholders at any time.

Notice of the time and place of each meeting of shareholders must be given not less than thirty (30) days and not more than fifty five (55) days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date (fixed by the Board), if any, for notice is entered into the securities register as the holder of one or more shares carrying the right to vote at or entitled to notice of the meeting.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Company and others who, although not entitled to vote, are entitled or required under any provisions of the Business Corporations Act (Ontario) or the articles or by-laws of the Company to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Material Contracts

In July 2002, the Company advanced $20,000,000 pursuant to a revolving loan agreement on an unsecured basis to Morguard, which directly or indirectly owns 76.4% of the Company’s common shares as at December 31, 2002. The advance was repaid at the end of December 2002. The demand loan was interest bearing at the 30-day banker’s acceptance rate plus 175 basis points. The Company advanced a further $6,000,000, pursuant to the revolving loan agreement, in February 2003 and $14,000,000 in March 2003.

Effective January 1, 2003, the Company entered into a property management agreement with MIL, under which MIL provides property management and corporate services to the Company. See “Related Party Transactions” above for further details.

During 2002, the Company sold its interest in The Oaks, a 1,215 unit multi-tenant residential complex in Toronto, Ontario, Canada. The sale price was approximately $50,000 per unit and the Company recorded a gain from the sale of approximately $24,800,000.

During 2002, the Company sold its interest in Riverside Apartments, a 728 unit multi-tenant residential complex in Toronto, Ontario, Canada. The price was approximately $57,000 per unit and the Company recorded a gain from the sale of approximately $5,400,000.

During 2002, the Company acquired two Class A suburban office buildings, with an aggregate rentable area of 301,421 square feet, located at 4720 and 4880 Tahoe Boulevard, Mississauga, Ontario, Canada. The purchase price was $56,000,000.

Exchange Controls

Exchange controls and other limitations affecting security holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See Item 10, “Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident or foreign owner to hold or vote common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Canada Act”). The following summarizes the principal features of the Investment Canada Act.

With the exception of investments made by “WTO investors” (being generally individuals who are nationals or permanent residents of World Trade Organization (“WTO”) members (except Canada), governments of WTO members (except Canada) and entities ultimately controlled by the foregoing WTO investors as provided in the Investment Canada Act) and certain other limited exceptions, the Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless, after review, the Minister responsible for the Investment Canada Act (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada having regard to criteria set forth in the Investment Canada Act. An investment in common shares by a non-Canadian (other than a WTO investor) would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company was $5,000,000 or more, or indirect control of the Company and the value of the assets of the Company was $50,000,000 or more and in some cases $5,000,000 or more or if an order for review is made by the Federal Cabinet on the ground that the investment falls within a prescribed specific type of business activity that is related to Canada’s cultural heritage and national identity.

An investment in common shares by a WTO investor would generally be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company equals or exceeds for each year $150,000,000 in constant 1992 dollars; that amount is $223,000,000 for year 2003. An investment by a WTO investor to acquire indirect control of the Company would generally not be reviewable.

The Investment Canada Act provides detailed rules for the determination of whether control has been acquired. For example, any non-Canadian would acquire direct control of the Company for the purposes of the Investment Canada Act if it acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of direct control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of common shares.

Certain transactions in relation to common shares would be exempt from the Investment Canada Act, including among others:

(a)	Acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	Acquisition of control in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

(c)	Acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of “voting interests” (as defined in the Investment Canada Act), remains unchanged.

Taxation

The following is a general discussion of the principal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) relating to ownership of the Company’s common shares. These income tax aspects will vary according to the circumstances of each shareholder, including his place of residence and the place in which he carries on business or has a permanent establishment, as the case may be, so that a shareholder must investigate the tax consequences of his personal situation by obtaining advice from his own tax advisor. This summary does not consider US federal or state income tax provisions or Canadian provincial income tax provisions, which may be at variance with the provisions contained in the Canadian Tax Act and is not intended to be, nor should it be construed as, legal or tax advice. This summary only applies to a shareholder who holds the Company’s common shares as capital property and does not apply to a shareholder who is either a non-resident insurer or a financial institution.

Dividends paid to a non-resident of Canada, including distributions or redemptions which are treated as dividends and certain stock dividends, are subject to Canadian withholding tax. The Canadian non-resident withholding tax would be withheld by the Company which would then pay the dividend net of withholding tax to the shareholder. By virtue of Article X of the Canada-United States Income Tax Convention, 1980 (the “Convention”), the rate of tax for dividends paid to a resident of the U.S. for the purposes of the Convention is limited to 15% (or, where the beneficial owner of the dividends is a company that owns at least 10% of the voting stock of the Company, 5%). In the absence of any treaty reduction, the rate of withholding tax imposed would be 25% of the amount of the dividend.

Stock dividends received by non-residents from the Company would be subject to Canadian non-resident withholding tax as noted above, to the extent that the paid-up capital of the Company has been increased as a result of the stock dividend.

A capital gain from the sale of common shares of the Company by a non-resident of Canada will not be subject to Canadian tax provided that the common shares are not “taxable Canadian property”. In general, common shares will not be “taxable Canadian property” if, (a) the shareholder, persons with whom the shareholder did not deal at arm’s length or the shareholder together with such persons, did not own (or have an interest in or option to acquire) 25% or more of the shares of any class or series of stock in the Company at any time in the five years preceding a disposition; and (b) the common shares are not used by the non-resident shareholder in carrying on a business in Canada.

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

Documents on Display

A copy of the most recent Annual Report of the Company on Form 20-F under the Securities Exchange Act of 1934, Annual Report, including financial statements for the year ended December 31, 2002 and subsequent interim financial statements of the Company, a Notice of Intention to make a Normal Course Issuer Bid for Common Shares dated July 26, 2001 and three separate Notices of Intention to make a Normal Course Issuer Bid dated March 5, 2001 for three series of Convertible Subordinated Debentures are available (without charge to shareholders) upon request to the Secretary of the Company at its head office at The Colonnade, 131 Bloor Street West, Toronto, Ontario, M5S 1R1, telephone no. (416) 963-8100.

Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company expects to face the following risks in the normal course of its operations.

Operating Risk

The Company’s primary business is the ownership and operation of a portfolio of commercial properties. The income stream, generated by tenants paying rent, can be affected by general and local economic conditions and by a change in the financial condition of the tenants.

While there has been economic uncertainty in the United States reflected by stock market turbulence and the aftermath of corporate scandals, Canada generated respectable economic growth in 2002, including strong job growth, which supported consumer expenditures. As a result, there were few retail bankruptcies and occupancy rates remained high. Average sales per square feet on a same store basis in 2002 were $471 compared to $478 in 2001. The expected rate of growth in Canada is forecast to decline marginally in 2003 but management believes the decline will not affect its projected earnings for the year.

Interest rates are at historically low levels, and as a result, consumers have been buying homes in record numbers. This has had a negative impact on residential occupancies and the Company mitigated its exposure by selling the majority of its residential units during the year.

The two office properties acquired at the end of 2002 are fully leased for a 15-year term to a Canadian financial institution, with the intent of limiting leasing and tenant credit risk to the Company.

Financing Risk

The Company’s debt, including convertible debentures at December 31, 2002, was $151 million, all of which was at fixed interest rates, compared to $280 million a year earlier. The only debt maturing over the next three years is the US denominated convertible debentures, which total $27 million at current exchange rates. In addition to the cash and investments on hand at year-end, the Company has four properties on which, management estimates, additional debt of approximately $110 million can be placed (including $44 million of new mortgage debt with a 15 year term secured against the two office properties).

Interest rate fluctuations have been eliminated at December 31, 2002, since all floating rate debt has been repaid.

Relative Liquidity of Real Estate

Real estate is not considered to be a liquid investment, as it requires a reasonable sales period and normal market conditions to generate multiple bids to complete the sales process. The characteristics of the property being sold, and the general and local economic conditions can affect the time needed to complete the sales process.

Foreign Exchange Risk

The Company has a net US dollar liability of US$4.2 million. Canadian dollar assets will be converted to meet the obligation, which will expire in 2004 when the US denominated convertible debentures are redeemed.

At December 31, 2002, the Canadian dollar value was US 63.39 cents compared to US 62.78 cents a year earlier. The average exchange rate for the year was US 63.69 cents compared to US 64.57 cents in 2001.

Management does not acquire or issue derivative instruments for trading purposes and believes that it is not an appropriate time to hedge the foreign exchange conversion risk.

Environmental Risk

The portfolio is comprised of mature properties with the exception of the two office properties acquired at December 31, 2002. Properties comply with current environmental guidelines, or where required, are remediated, in which case a full provision for the work is accrued in the accounts.

As a landlord, the Company is subject to an environmental risk as a result of the possible use of foreign substances by retail tenants who handle, store and generate small quantities of hazardous waste. The Company attempts to mitigate this risk through the terms of its leases and by periodic inspections by both management and technical consultants.

While the Company believes that it complies with current standards, there can be no assurance that the laws or regulations will not be changed in the future or that tenants or adjacent landowners will not affect its properties. A governmental authority has not notified the Company nor is the Company aware of any material non-compliance relating to hazardous or toxic substances in any of its properties.

Interest Rate Sensitivity

The Company is exposed to interest rate changes primarily as a result of its line of credit from time to time, used to maintain liquidity and operations. As at March 31, 2003, the Company had not drawn on its line of credit. The Company’s interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower it’s overall borrowing costs. To achieve its objective the Company borrows primarily at fixed rates and could enter into derivative financial instruments such as interest rate swaps, caps and treasury locks in order to mitigate its interest rate risk on a related financial instrument. The Company does not enter into derivative or interest rate transactions for speculative or trading purposes.

The Company’s interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts, weighted average interest rates, fair values and other terms required by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes.

DEBT OBLIGATIONS - December 31, 2002 Expected Maturity Date

LONG-TERM DEBT

				Expected maturity date

(000s of Canadian dollars)	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

Fixed rate debt	$1,228	$1,312	$1,403	$2,652	$19,278	$18,798	$44,671	$45,921
Weighted average interest rate	6.78%	6.78%	6.79%	6.79%	6.56%	6.75%	6.72%

CONVERTIBLE DEBENTURES

		Expected maturity date

(000s of Canadian dollars)	2003	2004	2005	2006	Total	Fair Value

Fixed rate debt	$ --	$27,068	$ --	$79,715	$106,783	$103,719
Weighted average interest rate	--	6.00%	--	7.00%	6.75%

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - CONTROLS AND PROCEDURES

Within 90 days prior to the filing date of this annual report on Form 20-F, the Company’s, President and Chief Financial Officer carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures as defined in Exchange Act Rule 13a-14 and 15d-15. Based upon that evaluation, the President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation by the President and Chief Financial Officer.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16 - [RESERVED]

PART III

ITEM 17 - FINANCIAL STATEMENTS

          Financial Statement Schedules

Schedule III - Real estate and accumulated depreciation	61 - 62

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Suite 3300 Commerce Court West	Telefax (416) 777-8818
PO Box 31 Stn Commerce Court	www.kpmg.ca
Toronto ON M5L 1B2

AUDITORS’ REPORT

To the Board of Directors,
Revenue Properties Company Limited:

We have audited the consolidated balance sheets of Revenue Properties Company Limited as at December 31, 2002 and 2001 and the consolidated statements of income, deficit, funds from continuing operations and cash flow for each of the years in the three-year period ended December 31, 2002. In connection with our audit of the consolidated financial statements we also audited the related consolidated financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits, in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. Also in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Toronto, Canada
February 21, 2003

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
As at December 31

(in thousands of Canadian dollars)	Note	2002	2001

ASSETS
Rental properties	2	$161,962	$147,822
Properties held for development and sale	3	6,787	11,664
Cash and cash equivalents		5,700	126,444
Portfolio investments		28,985	--
Mortgages and advances receivable	4	5,318	8,728
Other assets	5	4,216	2,911
Future income tax asset	14	--	1,184
Discontinued operations	18	--	19,345

		$212,968	$318,098

LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt	6	$44,671	$49,157
Convertible debentures	7	44,408	118,210
Bank and other indebtedness	8	--	50,833
Accounts payable and accrued liabilities		11,295	15,819
Future income tax liability	14	5,899	--

		106,273	234,019

Commitments, contingencies and subsequent events	13,15,19
Shareholders' equity	10	106,695	84,079

		$212,968	$318,098

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31

(in thousands of Canadian dollars, except per share amounts)	Note	2002	2001	2000

RENTAL OPERATIONS
Revenue		$55,269	$60,519	$57,038
Property operating expenses		32,003	37,593	35,975

		23,266	22,926	21,063

REAL ESTATE SALES
Sales		10,010	1,865	6,399
Cost of sales		8,887	1,689	6,084

		1,123	176	315

Other operating expenses (income):
Interest		8,959	19,744	29,274
General and administrative		4,522	5,044	6,429
Interest and other income		(395)	(1,715)	(251)
Foreign exchange loss (gain)		520	(164)	--
Depreciation and amortization		5,372	5,667	4,963

		18,978	28,576	40,415

OPERATING INCOME (LOSS)		5,411	(5,474)	(19,037)
Gain on sale of rental properties		30,199	--	--
Reduction of foreign currency translation account	1(h)	10,520	18,487	--
Loss on redemption and repurchase of convertible debentures	7(a, c)	(992)	--	--
Gain on sale of shares of PNP		--	33,863	--
Diminution in value of real estate assets		--	(9,530)	--
Penalty on early debt repayment		--	(3,139)	--
Gain from reduction of interest in PNP		--	--	5,638
Cost of responding to takeover bid		--	--	(1,887)

		39,727	39,681	3,751

Earnings of PNP
Revenue		--	--	147,926
Operating and other expenses		--	--	(89,879)
Minority interest		--	--	(30,219)
Equity in earnings		--	12,018	3,118
Dividend income		--	1,935	--

INCOME FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES		45,138	48,160	15,660
Income taxes
Current		119	3,728	312
Future		7,083	1,900	344

	14	7,202	5,628	656

INCOME FROM CONTINUING OPERATIONS		37,936	42,532	15,004
Income (loss) from discontinued operations	18	(575)	1,144	(7,493)

NET INCOME		$37,361	$43,676	$7,511

Per basic and diluted common share	11
Income per common share from continuing operations
Basic		$0.54	$0.62	$0.18
Diluted		$0.33	$0.30	$0.15
Income per common share
Basic		$0.53	$0.64	$0.07
Diluted		$0.32	$0.31	$0.07
Weighted average number of shares (in thousands)
Basic		64,110	63,382	65,235
Diluted		122,491	151,831	90,568

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
Years ended December 31

(in thousands of Canadian dollars)	2002	2001	2000

Deficit at beginning of year	$174,981	$112,071	$108,820
Net income	(37,361)	(43,676)	(7,511)
Dividends	5,132	7,564	7,783
Special dividend	--	95,769	--
Settlement of convertible debentures	3,472	3,253	2,979

Deficit at end of year	$146,224	$174,981	$112,071

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FUNDS FROM CONTINUING OPERATIONS
Years ended December 31

(in thousands of Canadian dollars)	2002	2001	2000

Income from continuing operations	$37,936	$42,532	$15,004
Add (deduct) non-cash items:
Depreciation and amortization	5,657	6,301	6,555
Future income taxes	7,083	1,900	344
Gain on sale of rental properties	(30,199)	--	--
Reduction of foreign currency translation account	(10,520)	(18,487)	--
Loss on redemption and repurchase of convertible debentures	992	--	--
Other	(71)	1,064	186
Gain on sale of shares of PNP	--	(33,863)	--
Diminution in value of real estate assets	--	9,530	--
Penalty on early debt repayment	--	3,139	--
Undistributed profit of equity accounted PNP	--	(2,083)	(6,232)
Gain resulting on issuance of capital stock by subsidiary	--	--	(5,638)
Adjustment as a result of consolidation of PNP	--	--	15,153

FUNDS FROM CONTINUING OPERATIONS	$10,878	$10,033	$25,372

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31

(in thousands of Canadian dollars)	2002	2001	2000

OPERATING ACTIVITIES
Funds from continuing operations	$10,878	$10,033	$25,372
Re-leasing costs	(1,484)	(1,733)	(1,559)
Amortization of discount of convertible debentures	684	1,596	1,565
Adjustment as a result of consolidation of PNP	--	--	(15,153)
Net change in other assets and liabilities	1,490	(7,543)	13,173

	11,568	2,353	23,398
Net decrease from PNP's other assets and liabilities	--	--	6,891
Cash flow from discontinued operations	(359)	2,043	704

	11,209	4,396	30,993

INVESTING ACTIVITIES
Acquisition and development of rental properties	(90,776)	(15,018)	(9,727)
Net proceeds from sales of rental properties	101,520	355	--
Net proceeds from (investment in) properties held for development and sale	4,449	(2,135)	1,049
Portfolio investments - acquisitions	(44,378)	--	--
- settlement and sales	15,393	--	--
Advance to Morguard Corporation	(20,000)	--	--
Repayment of advance to Morguard Corporation	20,000	--	--
Change in restricted cash	(334)	5,750	(1,552)
Decrease in cash due to reduction of interest in PNP	--	--	(7,351)
Net proceeds from sale of PNP shares	--	381,858	--

	(14,126)	370,810	(17,581)
Net decrease from PNP's investing activities	--	--	(68,328)
Net proceeds from (investment in) discontinued operations	14,882	(1,478)	(4,164)

	756	369,332	(90,073)

FINANCING ACTIVITIES
Repayment of mortgage principal and bank indebtedness	(72,742)	(169,520)	(3,826)
Redemption and repurchase of convertible debentures	(71,064)	(602)	--
Proceeds of mortgage financing and bank indebtedness	20,000	44,990	14,347
Dividends paid	(5,132)	(103,333)	(7,783)
Repurchase of capital stock	--	(6,405)	(9,045)
Issue of capital stock	185	3,019	181
Settlement of convertible debentures	(3,472)	(3,253)	(2,978)

	(132,225)	(235,104)	(9,104)
Net increase in PNP's financing activities	--	--	65,052
Decrease in debt of discontinued operations	--	(15,566)	1,789

	(132,225)	(250,670)	57,737

TOTAL CASH PROVIDED (USED)	(120,260)	123,058	(1,343)
Effect of foreign currency translation on cash balances	(484)	(419)	1,803
Cash and cash equivalents at beginning of year	126,444	3,805	3,345

Cash and cash equivalents at end of year	$5,700	$126,444	$3,805

Supplemental cash flow information:

The Company's share of proceeds from real estate sales was $10,010 (2001: $1,865, 2000: $6,399) satisfied by mortgages receivable of $3,148 (2001: $1,585, 2000: $5,350) and cash for the balance.

The Company purchased 50% of Prairie Mall not already owned for $21,820, in 2001, satisfied by assumption of the mortgage of $12,214 and cash for the balance.

Cash interest paid in the year was $13,027 (2001: $23,463, 2000: $68,969).

Cash income taxes recovered in the year was $1,980 net (cash taxes paid of $9,794 in 2001 and $385 in 2000).

The accompanying notes form an integral part of these financial statements

REVENUE PROPERTIES COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

(Tabular amounts are in thousands of Canadian dollars, except shares and per share amounts)

Revenue Properties Company Limited (the “Company”) is engaged primarily in the ownership and operation of rental properties in Canada.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    General

The Company’s accounting policies and its standards of financial disclosure are in accordance with the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) and the Canadian Institute of Public and Private Real Estate Companies.

(b)     Subsidiaries, joint ventures, equity and cost investments

The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of the assets, liabilities, revenues, expenses, and cash flows of incorporated and unincorporated joint ventures. The Company sold its investment in gaming that had been classified as discontinued operations as described in Note 18.

All intercompany accounts and transactions have been eliminated.

As at January 1, 2001, the Company held a 33% ownership interest in Pan Pacific Retail Properties, Inc. (“PNP”), and accordingly, accounted for its investment under the equity method. During 2001, the Company sold PNP shares and as a result adopted the cost method of accounting for its investment on June 1, 2001, when the Company’s ownership interest decreased to below 20%.

(c)    Asset valuation

(i)    Rental properties

Rental properties are carried at the lower of depreciated cost and net recoverable amount. Cost includes interest, realty taxes, and other carrying charges, applicable general and administrative expenses incurred in the pre-development and construction periods, and initial leasing costs. Properties held for sale are recorded at the lower of cost and net realizable value.

(ii)     Properties held for development and sale

Land is carried at the lower of cost and net realizable value. The cost of land includes pre-development expenses, interest, realty taxes and other directly related expenses. General and administrative expenses, including salaries, which can be clearly identified with the development of a property, are allocated to the cost of that property. Allocated costs are charged to saleable acreage on the basis of anticipated revenues.

(iii)    Valuation principles

The use of a net recoverable amount to assess the amount at which a property is carried in the accounts assumes that the property will be held for the long term. Otherwise, the use of net realizable value method may be more appropriate. Net recoverable amount represents the estimated future cash flow expected to be received from the use and residual value of the property on an undiscounted basis. Estimated net realizable value represents the estimated selling price reduced by any costs expected until final disposition, assuming a reasonable sales period and market conditions.

In determining estimates of net recoverable amounts and net realizable values for its rental properties, properties held for sale or development, amounts receivable and investments, the Company makes assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Should the underlying assumptions change materially, the estimated net recoverable amounts and net realizable values could change by a material amount. By nature, asset valuations are subjective and do not necessarily result in precise determinations.

(d)    Income recognition

(i)    Rental properties

Revenues and earnings from rental properties under development are recorded in income when a rental occupancy of 70% has been achieved or when a predetermined time limit expires, whichever comes sooner. Prior to this time, the properties are categorized as rental properties under development and net rental income is recorded as a reduction of development costs.

(ii)     Real estate sales

Income from the sale of land and rental properties is recognized when all material conditions have been fulfilled, at least 15% of the purchase price has been received and the ultimate collection of the proceeds is reasonably assured.

(e)     Depreciation and amortization

Depreciation on buildings is provided under the sinking fund method. Under this method, depreciation is charged to income in amounts which increase annually consisting of fixed annual sums together with interest compounded at the rate of 5% per annum so as to fully depreciate the buildings over their estimated useful lives of 40 years.

Depreciation on furniture and equipment is provided at 20% on a declining balance basis.

Re-leasing costs for commercial properties are amortized on a straight-line basis over the term of the leases.

(f)     Share based compensation plan

Effective January 1, 2002, the Company adopted the new CICA accounting standard, Stock-Based Compensation and Other Stock-Based Payments, Section 3870. The only share-based compensation or payment granted by the Company is pursuant to its share option plan, which is described in Note 12.

No compensation expense is recognized when share options are issued to employees and directors. Any consideration paid by employees or directors on exercise of share options is credited to capital stock. The accounting for the share option plan has not changed as a result of the new standard. The required pro forma disclosures for all share options issued after January 1, 2002 is included in Note 12.

(g)    Portfolio investments

The portfolio of marketable securities is carried at cost plus accrued interest of $458,000. In the event of a decline in the value of a security that is other than temporary, the investment will be written down to recognize the loss. The market value of such securities was $29,830,000 at December 31, 2002.

(h)    Foreign exchange

Assets and liabilities of foreign operations are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates for the year. The Company’s investments in the United States (“foreign operations”) are considered to be self-sustaining until there is a disposition of the Company’s investment in the foreign operations.

During the year, there was a reduction in the Company’s net investment in the foreign operations. As a result, $10,520,000 (2001 — $18,487,000) of the foreign currency translation account was included in income.

	2002	2001	2000

Canadian dollar to United States dollar exchange rates:
- December 31	$0.6339	$0.6278	$0.6656
- Average during year	$0.6369	$0.6457	$0.6735
United States dollar to Canadian dollar exchange rates:
- December 31	$1.5776	$1.5928	$1.5023
- Average during year	$1.5702	$1.5486	$1.4848

(i)     Earnings per share

The Company uses the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. Earnings per share has been calculated using the weighted average number of common shares outstanding during the year, divided into net income adjusted for the provision for settlement of convertible debentures.

(j)    Cash and cash equivalents

For the purposes of the consolidated financial statements, the Company considers all short-term investments with maturity dates of three months or less from the date of acquisition to be cash equivalents.

(k)    Income taxes

Future income taxes are determined based on the difference between the accounting basis and tax basis of assets and liabilities, and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse.

(l)    Financial instruments

The Company does not acquire, hold, or issue derivative financial instruments for trading purposes.

2.     RENTAL PROPERTIES

	2002	2001

Land	$21,680	$14,934
Buildings and improvements	174,420	170,713

	196,100	185,647
Accumulated depreciation	(34,138)	(37,825)

	$161,962	$147,822

3.     PROPERTIES HELD FOR DEVELOPMENT AND SALE

	2002	2001

Held for development and sale	$6,777	$10,602
Held for development	10	1,062

	$6,787	$11,664

4.     MORTGAGES AND ADVANCES RECEIVABLE

	2002	2001

Mortgages and notes receivable	$2,297	$4,597
Advances receivable, non interest bearing	3,021	4,131

	$5,318	$8,728

Mortgages, notes and advances receivable bear interest at rates which vary from 0% to 8% (weighted average rate 2.4%) and are to be repaid as follows:

2003	$4,135
2004 and subsequent	1,183

$5,318

5.     OTHER ASSETS

	2002	2001

Restricted cash	$401	$67
Accounts receivable	2,147	1,004
Prepaid expenses and sundry assets	1,668	1,840

	$4,216	$2,911

Restricted cash is restricted by debt or joint venture agreements and is not available to be used for the general purposes of the Company.

6.     LONG-TERM DEBT

	2002	2001

Mortgages on rental properties	$44,671	$46,255
Loan payable on land under development	--	893
Loan payable on discontinued operations	--	2,009

	$44,671	$49,157

Fixed interest rate debt	$44,671	$48,264
Range of interest rates at December 31	6.55-8.52%	6.7-10.75%
Weighted average interest rate at December 31	6.72%	7.31%
Variable interest rate debt	--	$893
Range of interest rates at December 31	--	5.00%
Weighted average interest rate at December 31	--	5.00%

        Principal payments are due as follows:

2003	$1,228
2004	1,312
2005	1,403
2006	2,652
2007	19,278
2008 and subsequent	18,798

$44,671

Debt on rental properties and properties held for development and sale are secured by mortgages and assignments of various assets of the Company.

Certain of the Company’s debt agreements require the Company to maintain minimum financial covenants.

7.     CONVERTIBLE DEBENTURES

The Company issued three series of convertible debentures summarized below. The conversion prices were adjusted effective October 19, 2001 as a result of the payment by the Company of a special dividend of $1.50 per common share.

(a)     Issue amount - US$35,000,000 (US$17,158,000 and US$34,599,000 outstanding at December 31, 2002 and 2001 respectively) issued in US funds, bearing interest at 6% per annum, payable semi-annually and maturing March 1, 2004. All amounts due are payable in cash.

The debentures are unsecured and are convertible into common shares at a price of US$1.82 per common share at any time prior to the earlier of February 27, 2004 and the last business day immediately preceding the date specified for redemption. The debentures are redeemable by the Company at any time at par plus accrued and unpaid interest.

In April 2002, the Company repurchased $27,403,000 (US$17,441,000) principal amount of the 6% US denominated convertible debentures, due March 1, 2004, resulting in a gain of $101,000 and a net increase to shareholders’ equity of $250,000. The debentures were repurchased pursuant to a substantial issuer bid at the price of US$950 cash for each US$1,000 principal amount plus accrued and unpaid interest.

(b)     Issue amount - $85,000,000 ($79,715,000 outstanding at both December 31, 2002 and 2001) bearing interest at 7% per annum, payable semi-annually and maturing December 31, 2006. Interest payments are payable in cash. Principal due on maturity or redemption is payable, at the Company’s option, in either cash or common shares.

The debentures are unsecured and are convertible into common shares at a price of $1.74 per common share at any time prior to the earlier of December 31, 2006 and the last business day immediately preceding the date specified for redemption.

The debentures will be redeemable at par plus accrued interest but only if the weighted average daily closing price at which the common shares of the Company (the “Common Shares”) have traded on the Toronto Stock Exchange during the 20 consecutive trading days ending not more than five days prior to the date on which notice of redemption is given exceeds: 125% of the conversion price if given on or after January 1, 2001 and on or prior to December 31, 2001; 120% if given on or after January 1, 2002 and on or prior to December 31, 2002; 115% if given on or after January 1, 2003 and on or prior to December 31, 2003; 110% if given on or after January 1, 2004 and on or prior to December 31, 2004; 105% if given on or after January 1, 2005 and on or prior to December 31, 2005; and 100% if given on or after January 1, 2006.

The issue amount for each convertible debenture has been allocated between a liability component and an equity component (paid-in capital). The liability component has been calculated, effective the date of issue, by discounting the mandatory cash payments of principal and interest under the terms of the debenture. The discount rates used reflect the interest rate that would have been exigible had the Company issued a pure debt instrument of a similar term. Recorded interest expense related to the convertible debentures is determined by applying the discount rate to the outstanding liability component, while the differential between the recorded interest expense and the interest payment is recorded as settlement of convertible debentures in the consolidated statement of deficit. The principal due on maturity of the issue referred to in (b) above has not been included in the calculation of the respective liability since the Company has the option to settle the principal amount in common shares.

The equity component is the arithmetic difference between the amount issued and the calculated liability component referred to above, adjusted for issue costs.

(c)     Issue amount - $45,002,000, (nil and $44,961,000 outstanding at December 31, 2002 and 2001 respectively) bearing interest at 7.5% per annum, payable semi-annually and maturing October 1, 2003. All amounts due are payable in cash.

In January 2002, the Company redeemed and cancelled all of its outstanding 7.5% convertible debentures, which were to mature October 1, 2003. The redemption resulted in a loss of $1,093,000 and a net reduction to shareholders’ equity of $900,000.

The components of the convertible debentures are classified as follows:

2002		2002		2001
Principal	Maturity date	Liability	Paid-in capital	Liability	Paid-in capital

$27,068	March 1, 2004	$26,466	$4,597	$52,761	$9,271
79,715	December 31, 2006	17,942	60,216	21,413	56,745
--	October 1, 2003	--	--	44,036	5,128

$106,783		$44,408	$64,813	$118,210	$71,144

8.     BANK AND OTHER INDEBTEDNESS

	2002	2001

Bank indebtedness	--	$5,843
Short-term bank loan	--	44,990

	--	$50,833

Average debt outstanding	$1,599	$15,677
Weighted average interest rate at December 31	--	4.93%
Weighted average interest rate during the year	3.42%	3.84%

At December 31, 2002, the Company’s unused line of credit for general corporate purposes was $2,200,000 (2001: $2,100,000).

The interest rate on any borrowings under the line of credit is 0.35% (2001: 0.35%) above the prime interest rate charged by a Canadian chartered bank. The line of credit is secured by a demand debenture and a first mortgage on one of the Company’s properties.

9.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, mortgages and advances receivable, accounts receivable, bank and other indebtedness and accounts payable and accrued liabilities approximates fair value due to the short-term maturity of these instruments. Financial instruments with a carrying value different from their fair value include the following:

	2002		2001

	Carrying value	Fair value	Carrying value	Fair value

Portfolio investments	$28,985	$29,830	$--	$--
Long-term debt	44,671	45,921	49,157	48,886
Convertible debentures	106,783	103,719	179,785	168,277

The fair value of long-term debt is based upon discounted future cash flows using discount rates that reflect current market conditions for instruments having similar terms and conditions. The fair value of portfolio investments and convertible debentures are estimated based on published bid prices.

10.     SHAREHOLDERS’ EQUITY

Shareholders’ equity consists of the following:

	2002	2001

Capital stock - common shares	$140,706	$140,510
Paid-in capital - convertible debentures (see Note 7)	64,813	71,144
Contributed surplus	45,796	35,282
Foreign currency translation adjustment	1,604	12,124
Deficit	(146,224)	(174,981)

	$106,695	$84,079

(a)     Capital stock – authorized

First preference shares - Unlimited number of shares	Third preference shares — Unlimited number of shares
Second preference shares - Unlimited number of shares	Common shares - Unlimited number of shares

(b)     Capital stock - issued and outstanding

Changes in the Company's issued capital stock during the three-year period ended December 31, 2002 were as follows:

	Common shares

	Shares	Amount

January 1, 2000	68,223,062	$148,232
Issued on exercise of stock options	86,666	181
Purchased and cancelled	(4,357,900)	(9,010)

December 31, 2000	63,951,828	$139,403
Issued on conversion of debentures	1,146,966	3,682
Issued on exercise of stock options	1,335,936	3,019
Purchased and cancelled	(2,566,182)	(5,594)

December 31, 2001	63,868,548	$140,510
Issued on exercise of stock options	283,836	185
Issued on conversion of debentures	5,128	11

December 31, 2002	64,157,512	$140,706

(c) Contributed surplus

	2002	2001	2000

At January 1	$35,282	$36,093	$32,071
Premium paid on common shares purchased for cancellation	--	(811)	(35)
Redemption of debentures	10,514	--	--
Expiry of warrants, September 1, 2000	--	--	2,841
Other	--	--	1,216

At December 31	$45,796	$35,282	$36,093

11.     INCOME PER SHARE

The following tables set forth the computation of per share amounts using the treasury stock method:

	2002	2001	2000

(i) Basic income
Income from continuing operations	$37,936	$42,532	$15,004
Provision for settlement of convertible debentures, net of tax	(3,472)	(3,253)	(2,979)

Income from continuing operations available to common shareholders	34,464	39,279	12,025
Income (loss) from discontinued operations	(575)	1,144	(7,493)

Net income available to common shareholders	$33,889	$40,423	$4,532

(ii) Diluted income
Income from continuing operations available to common shareholders	$34,464	$39,279	$12,025
Imputed interest on liability component of convertible debentures, net of tax	5,279	6,706	1,793

Diluted income from continuing operations available to common shareholders	39,743	45,985	13,818
Income (loss) from discontinued operations	(575)	1,144	(7,493)

Diluted net income available to common shareholders	$39,168	$47,129	$6,325

(iii) Denominator (000s)
Weighted average basic shares outstanding	64,110	63,382	65,235
Unexercised options	279	569	30
Effect of convertible debentures	58,102	87,880	25,303

Diluted shares outstanding	122,491	151,831	90,568

For the diluted income per share calculations, 505,000 common share options (2001: 25,000 and 2000: 2,162,000 common share options) were not included having a weighted average exercise price of $1.90 per share (2001: $2.35, 2000: $2.91) which was in excess of the trading price.

12.    SHARE BASED COMPENSATION PLAN

The Company has a stock option plan pursuant to which no more than 6.5 million common shares may be issued at any time. The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. Options vest over a three-year period, commencing with the date of grant. The exercise prices range from $0.45 to $2.35, after adjustment for the special dividend paid in October 2001.

If the Company had adopted the fair-value-based method of accounting for its share option plan, the Company’s pro forma compensation expense would have decreased net income by $116,000 for the year ended December 31, 2002, which would have no impact on the basic and diluted earnings per share as reported. The grant-date, fair value of options granted during the twelve months ended December 31, 2002 was estimated using the Black-Scholes option pricing model incorporating the following assumptions: expected dividends of 8 cents per share; expected volatility of 48%; risk-free interest rate of 5.3%; and expected option life of 5 years. As the accounting standard is to be applied to all awards granted subsequent to January 1, 2002, the effective date of the Section, the pro forma disclosure excludes the effect of the awards granted before January 1, 2002. There have been no share options granted to date in 2003.

A summary of the status of the Company’s share option plan as of December 31, 2002 and the changes during the period then ended is presented below:

		2002		2001		2000

	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at beginning of year	1,241,396	$1.18	2,675,384	$2.73	3,457,551	$2.88
Granted	545,000	$1.57	730,000	$2.03	575,000	$1.95
Exercised	(283,836)	$0.65	(1,335,936)	$2.26	(86,666)	$2.08
Forfeited	(99,165)	$1.58	(828,052)	$2.90	(1,270,501)	$2.85

Outstanding at end of year	1,403,395	$1.41	1,241,396	$1.18	2,675,384	$2.73

Options exercisable at year end	855,068	$1.55	688,065	$1.71	2,177,881	$2.87

For options outstanding as at December 31, 2002, the range of exercise prices and the weighted average exercise price is as follows:

Exercise price	Number of share options- exercisable / total	Weighted average exercise price- exercisable / total	Weighted average remaining life

$0.45 - $0.53	176,727 / 378,395	$0.50 / $0.52	2.93 years
$1.57 - $2.35	678,341 / 1,025,000	$1.82 / $1.73	2.21 years

13.    COMMITMENTS AND CONTINGENCIES

The Company is a lessee under two operating leases that expire at various dates ending in 2060. Rental expenses from continuing operations are as follows:

	2002	2001	2000

Gross rental expenses	$5,422	$6,517	$6,612
Approximate annual rental expenses for each of the next 5 years	2,870	6,514	6,612
Aggregate rental expense over remaining term of lease	161,558	205,524	201,838

14.    INCOME TAXES

Income tax expense attributable to income from continuing operations differs from the amounts computed by applying the Canadian statutory rate to pre-tax income from continuing operations as a result of the following:

	2002	2001	2000

Income from continuing operations before income taxes	$45,138	$48,160	$15,660
Combined Canadian federal and provincial statutory rate of tax	39%	42%	44%
Computed tax based on statutory rate	17,604	20,227	6,890
Impact of lower effective tax rates on operations in the US	19	(3,165)	(932)
Large corporation tax	333	339	273
Change in the valuation allowance for future income tax assets	(1,077)	(7,138)	(3,424)
Non taxable portion of capital gains	(8,121)	(3,890)	--
Impact of changes in substantively enacted tax rates	--	(1,039)	(1,853)
Other	(1,556)	294	(298)

	$7,202	$5,628	$656

After applying the expected tax rates to the temporary differences, the future income tax assets and liabilities at December 31, 2002, 2001 and 2000 are presented below:

	2002	2001	2000

Future income tax assets:
Non capital loss carryforwards - Canada	$--	$11,538	$14,987
- US	5,519	7,476	20,789
Interest deferred for US tax purposes	2,682	2,561	9,491
Corporate minimum tax carryforwards	1,152	--	--
Other	169	1,479	1,885

Total gross future income tax assets	9,522	23,054	47,152
Less valuation allowances	(8,201)	(12,719)	(19,857)

Net future income tax assets	$1,321	$10,335	$27,295

Future income tax liabilities:
Rental properties	$7,220	$9,151	$14,322
Investment in shares of PNP	--	--	15,947

Total gross future income tax liabilities	$7,220	$9,151	$30,269

Net future income tax asset (liability)	$(5,899)	$1,184	$(2,974)

The 2002 gross future income tax assets do not include $5,163,000 of US non capital loss carryforwards since it is unlikely the losses will be utilized prior to their expiry due to annual deduction restrictions as a result of a change in control during 2002.

The Company has tax losses available in the U.S. of $19,700,000, which expire in 2007, and $11,700,000, which expire in 2017.

15.    JOINT VENTURE OPERATIONS

The following amounts included in the consolidated financial statements are the Company’s proportionate interest in joint ventures excluding gaming operations.

	2002	2001	2000

Assets	$12,783	$22,276	$54,200

Liabilities	2,784	3,999	19,830
Equity and advances	9,999	18,277	34,370

	$12,783	$22,276	$54,200

Revenues	$11,365	$5,938	$11,605
Expenses	10,119	4,963	(9,980)

Income before income taxes	$1,246	$975	$1,625

Cash provided (used):
Operating activities	$4,561	$4,434	$3,913
Investing activities	(2,418)	(3,343)	(5,814)
Financing activities	(950)	(2,740)	2,365

	$1,193	$(1,649)	$464

The Company includes in its balance sheet the proportionate share of the assets and liabilities of joint ventures. The Company is contingently liable for the other participants’ portion of the liabilities of these joint ventures. The contingent liability is approximately $2,279,000 at December 31, 2002. Against this contingent liability, the Company has recourse to all of the assets of the joint ventures to the extent they are required to pay liabilities in excess of their proportionate share.

16.    RELATED PARTY TRANSACTIONS

In 1998, the Company entered into a three year agreement with Mark M. Tanz, a director and shareholder at the time, carrying on business as AMCAN Financial Consultants (“Amcan”), whereby the Company retained Amcan to provide advice and assistance in connection with mergers, acquisitions, gaming investment and development opportunities, financings and refinancings (“Transactions”). The agreement provided for payment of such reasonable fees determined on an arms length basis for similar services. During 2000, the agreement was extended for a fourth year. Annual fees payable were $250,000 and US$300,000. If the installments paid throughout the term of the agreement exceeded the amount of fees charged for services during the period, the excess was to be repaid. At the conclusion of the agreement, the fees charged for services rendered exceeded the installments paid to Amcan. Total fees paid to Amcan in 2001 were $713,000 for services provided in prior periods.

A new agreement for 2002 was signed for a term of two years with annual remuneration fixed at $500,000 per year. In December 2002, the Company terminated the agreement with Amcan and paid a discounted amount to satisfy the 2003 entitlement. The total paid to Amcan during 2002 was $993,000.

Advance to related corporation:

In July 2002, the Company advanced $20,000,000 pursuant to a revolving loan agreement on an unsecured basis to Morguard Corporation (“Morguard”), which directly or indirectly owns 76.4% of the Company’s common shares as at December 31, 2002. The advance was repaid at the end of December 2002. The demand loan was interest bearing at the 30-day banker’s acceptance rate plus 175 basis points. Interest earned from the loan was $399,000.

Fee paid to related corporation:

The Company paid $413,000 to a subsidiary of Morguard in connection with the $55,000,000 acquisition of two office properties, located at 4720 and 4880 Tahoe Boulevard, Mississauga, Ontario. The fee was capitalized to the cost of the properties.

Tenancy agreement:

A company controlled by a director paid, under the terms of its tenancy agreement, $107,000 (2001: $104,000) to lease a residential suite owned by the Company.

17.    SEGMENTED INFORMATION

The Company’s principal operations are the ownership and management of real estate. Prior to 2002, the Company owned retail and residential properties. By the end of 2002, the mix had become retail and office properties in Canada. Discontinued operations, which were sold during 2002, had been in the United States. On December 31, 2002, the Company acquired two office buildings. Accordingly, office revenues and operating expenses are not being reported as a segment.

BALANCE SHEET	2002	2001

ASSETS
Rental properties - Retail	$93,517	$95,961
- Office	58,194	2,003
- Residential	10,251	49,858
Properties held for development and sale	6,787	11,664
Discontinued operations	--	19,345
Cash and other assets	44,219	139,267

	$212,968	$318,098

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt - Retail	$44,671	$27,956
- Residential	--	18,299
Other liabilities and equity	168,297	271,843

	$212,968	$318,098

STATEMENT OF INCOME	2002	2001	2000

Retail - Revenue	$40,008	$36,691	$34,792
- Operating expenses	20,502	19,263	17,651

Rental income	19,506	17,428	17,141

Residential - Revenue	15,261	23,828	22,246
- Operating expenses	11,501	18,330	18,324

Rental income	3,760	5,498	3,922

TOTAL RENTAL INCOME	$23,266	$22,926	$21,063

18.    DISCONTINUED OPERATIONS

In April 2002, PT Gaming LLC (“PT’s”), in which the Company has a 50% interest, concluded the sale of its gaming assets, excluding the casino. The Company’s share of gross proceeds was $14,100,000, satisfied by a promissory note of $1,200,000 and cash for the balance.

At the end of December 2002, the Company sold its interest in the casino to its partners for proceeds of $3,100,000, satisfied by the purchaser assuming debt in the amount of $1,950,000 and cash for the balance. The sales completed the Company’s divestiture from gaming.

The summarized statement of operations for gaming follows:

	2002	2001	2000

Operating income	$ 124	$ 1,538	$(2,099)
Loss on disposal of discontinued gaming operations	(699)	(394)	(5,394)

Income (loss) from discontinued gaming operations	$(575)	$ 1,144	$(7,493)

Summarized balance sheet information for gaming is as follows:

Assets	2002	2001

Property and equipment, net of accumulated depreciation	--	$10,101
Other assets	--	9,244

Total	--	$19,345

Liabilities	2002	2001

Long-term debt	--	$2,009
Accounts payable and deposits	--	881

Total	--	$2,890

19.    SUBSEQUENT EVENT

Effective January 1, 2003, the Company entered into a management agreement with Morguard Investments Limited (“MIL”), a subsidiary of Morguard under which MIL provides property management and corporate services to the Company.

In January 2003, the Company advanced $6,000,000 to Morguard, pursuant to the revolving loan agreement and on the same terms and conditions described in Note 16.

In February 2003, the Company entered into an agreement to borrow $44,000,000, bearing interest at 6.7%, secured by a first charge on the Company’s two office properties, and due in 2018. The funds will be used for general corporate purposes.

20.    COMPARATIVE FIGURES

Certain prior year’s figures have been reclassified to conform to the current year’s presentation.

21.    UNITED STATES ACCOUNTING PRINCIPLES

The Company follows Canadian accounting principles which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission. The material differences between the Canadian generally accepted accounting principles (“Canadian GAAP”) utilized in the preparation of these financial statements and the applicable United States generally accepted accounting principles (“US GAAP”) are the following:

(i)     The Company follows the sinking fund method of depreciation on its rental properties and includes initial leasing costs as part of the costs of the rental properties. This method will write off the cost of the property over 40 years in annual amounts increasing at the rate of 5% compounded annually. Under US GAAP, the Company would have adopted the straight-line method of depreciation and would have amortized the initial leasing costs over the term of the initial lease.

(ii)     The Company follows the policy of capitalizing direct carrying costs such as interest, realty taxes and other related costs to rental properties under development. Rental revenues and earnings are recorded in income when a rental occupancy of 70% has been achieved or when a pre-determined time limit has expired, whichever comes sooner. Under US GAAP when a real estate project is substantially completed and held available for occupancy, rental revenues, expenses, and carrying costs, such as interest and realty taxes, are no longer capitalized. Also, depreciation of the rental property is commenced.

(iii)     Under US GAAP total rental revenues over the term of a lease are recognized on a straight-line basis. Under Canadian GAAP, for periods prior to January 1, 2000, the Company recognized rental revenues under certain circumstances as they were due under the terms of the leases.

(iv)     The Company follows the accounting recommendations for accounting for financial instruments issued by the Chartered Institute of Chartered Accountants, which affects the calculation of interest expense on the three series of convertible debentures.

At maturity, the Company is required to repay the principal due on the 6% debentures in cash and, prior to their redemption in January 2002, the Company was required to repay the principal due on the 7.5% debentures in cash. Canadian GAAP requires the Company to record a non-cash interest expense, based on the interest rate that the debentures would have borne, had the debentures not had a conversion feature. Under US GAAP the Company would have recorded these debentures as debt and would not have recorded this non-cash interest expense. During 2002, the Company repurchased US$17,441,000 principal amount of the 6% debentures and redeemed all of the 7.5% debentures. As a result of the aforementioned differences between Canadian and US GAAP, the recorded net loss on repurchase and redemption would be different under US GAAP.

The principal due on the 7% convertible debentures can be paid by the Company in shares and therefore, Canadian GAAP requires the Company to record a reduction of interest expense. Under US GAAP these debentures would have been recorded as debt and no reduction of interest expense would have been recorded.

None of the debentures had beneficial conversion terms at the date of issuance.

(v)     Under Canadian GAAP, the impact of a change in income tax rates is reflected when the legislation affecting the tax rate is substantially enacted whereas the impact under US GAAP is reflected when legislation is enacted.

(vi)     In 2001, under Canadian GAAP, the Company included a partial reduction of the foreign currency translation account of $18,487,000 in income. Under US GAAP, the foreign currency translation account would not have been reduced and included in income until sale or substantial liquidation of the investment. A substantial liquidation of the investment occurred in 2002.

(vii)     Under Canadian GAAP, the Company designated the US dollar 6% convertible debentures as a hedge of its foreign currency exposure on its net investment in the United States, and recorded related foreign currency translation gains or losses in the foreign currency translation adjustment in shareholders’ equity. Under US GAAP, effective January 1, 2001, the US dollar convertible debentures would not have been treated as a hedge, and the Company would have recorded any related foreign exchange gains or losses in income.

(viii)     Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a proportionately consolidated joint venture’s significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, United States regulations do not require, for the purposes of this reconciliation, adjustment to equity account for the joint ventures. The presentation of the Company’s joint ventures does not require adjustments to the equity method. Refer also to Note 15 to the financial statements.

(ix)     For US GAAP purposes, the Company has designated its portfolio investments as “available-for-sale”. Under US GAAP, the portfolio investments have been recorded at fair value with an unrealized gain of $1,330,000 recorded in a separate component of shareholders’ equity.

(x)     The financial statements are prepared on the accrual basis in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

(xi)     For US GAAP purposes, the Company adopted Statement of Financial Accounting Standards No.144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”) on January 1, 2002 on a prospective basis. SFAS No. 144 broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. It requires that results of operations of a component of an entity that has been disposed of, or is classified as held for sale, be reported in discontinued operations if: (1) the operations and cash flows of the component have been or will be eliminated as a result of the disposal transaction, and (2) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. Under existing Canadian GAAP, operations requiring discontinued operations treatment would be different than under US GAAP. SFAS No. 144 is substantially equivalent to the new Canadian standards HB 3063, Impairment of Long-Lived Assets, and HB 3475, Disposal of Long-Lived Assets and Discontinued Operations, which are not required to be adopted by the Company until after 2002.

(xii)     Effective January 1, 2002, the Financial Accounting Standards Board changed the accounting standard relating to the accounting for gains and losses on the extinguishment of debt. Under the prior standard, gains and losses on the extinguishment of debt were classified as extraordinary items, net of related income tax, in the consolidated statements of income. The new standard requires that gains and losses from the extinguishment of debt be classified as extraordinary items only if they meet certain criteria. The method of accounting for gains and losses on the extinguishment of debt under US GAAP and Canadian GAAP is now substantially the same. For US GAAP purposes, the Company has adopted this new accounting standard retroactively, resulting in the removal of the 2001 “Extraordinary loss on the early repayment of debt”, and the 2001 subtotals “Net income (loss) based on US GAAP before extraordinary item”, “Net income (loss) per share, US GAAP before extraordinary item - basic” and “Net income (loss) per share, US GAAP before extraordinary item – fully diluted”.

(xiii)     For US GAAP purposes, the Company is required to adopt Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”) on January 1, 2003. SFAS No. 143 requires the fair value of an asset retirement obligation to be recorded as a liability in the period in which a legal obligation is incurred associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. A corresponding asset, which is depreciated over the life of the asset, is also required to be recorded. Subsequent to the initial measurement of the asset retirement obligation, the obligation is required to be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company does not believe that the adoption of this new standard will have a material impact on the Company’s financial condition or results of operations.

(xiv)    New accounting standards

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness to Others (“FIN 45”). In addition to requiring disclosures by guarantors, FIN 45 requires a guarantor to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined. FIN 46 will be applicable for 2003.

The Company does not expect the implementation of these guidelines to have a material impact on its 2003 consolidated financial statements.

The differences would have affected net income and earnings per share as follows:

	2002		2001	2000

Net income based on Canadian GAAP	$37,361		$43,676	$ 7,511
Method of depreciation (i)
Depreciation expense	(543)		(726)	(12,819)
Rental properties - cost of sales	3,857		327	107
Equity in earnings of PNP	--		(2,197)	(1,177)
6% and 7.5% convertible debenture interest expense adjustment (iv)	684		1,596	1,565
7% convertible debenture interest expense adjustment (iv)	(3,472)		(3,253)	(2,979)
Adjustment to loss on redemption and repurchase of convertible
debentures (iv)	2,362		--	--
Adjustment for foreign currency translation account (vi)	21,212		(18,487)	--
Adjustment to foreign exchange loss (vii)	156		(3,168)	--
Adjustment to gain on sale of shares of PNP	--	(A)	41,179	--
Adjustment to income tax expense for impact of changes
in substantively enacted rates (v)	--		1,853	(1,853)

Adjustment to income tax expense for impact of all other US GAAP differences	(5,397)		1,267	1,629

	56,220		62,067	(8,016)
Minority interest share of above	--		--	5,869

Net income (loss) based on US GAAP	$56,220		$62,067	$(2,147)

(A)     The increase in the gain on sale of shares of PNP is primarily due to the increase in depreciation expense on the PNP properties under US GAAP and a reduction to the carrying value of the Company’s investment in PNP.

Effective January 1, 2002, under US GAAP, the Company adopted SFAS No. 144 (xi), and accordingly rental properties sold during 2002 would be treated as discontinued operations. Revenues and expenses of the sold properties and the gain on sale, net of income taxes would be included in discontinued operations under US GAAP, while under Canadian GAAP these amounts would be included in income from continuing operations. Under US GAAP, income from continuing operations and income from discontinued operations would be presented as follows:

	2002	2001	2000

Net income (loss) from continuing operations based on US GAAP	$29,687	$56,838	$2,327
Income from discontinued operations based on US GAAP	26,533	5,229	(4,474)

Net income (loss) based on US GAAP	$56,220	$62,067	$(2,147)

Per share amounts based on US GAAP would be as follows:
Income (loss) from continuing operations per share
- basic	$0.46	$0.90	$0.04
- diluted	$0.28	$0.42	$0.04
Net income (loss) per share
- basic	$0.88	$0.98	$(0.03)
- diluted	$0.50	$0.45	$(0.03)

Weighted average number of shares (in thousands)
- basic	64,110	63,382	65,235
- diluted	122,491	151,831	65,265

The Company’s comprehensive income as determined under SFAS No.130 would differ from net income as shown above:

	2002	2001	2000

Net income (loss) based on US GAAP	$56,220	$62,067	$(2,147)
Other comprehensive income:
Change in foreign currency translation adjustment	(31,888)	5,989	7,709
Unrealized holding gain	1,330	—	—

Comprehensive income based US GAAP	$25,662	$68,056	$5,562

The cumulative effect of the application of the above noted United States accounting principles on deficit would be as follows:

	2002	2001	2000

Deficit at beginning of year as reported under Canadian GAAP	$(174,981)	$(112,071)	$(108,820)
Effect of changes
Depreciation method (i)	(13,653)	(83,800)	(71,088)
Classification of rental properties under development (ii)	—	1,088	1,088
Equity in earnings of PNP	—	(1,177)	—
Rental revenue adjustment (iii)	—	10,533	10,533
Debenture equity adjustment (iv)	12,163	10,567	9,002
Effect of income tax adjustment (v)	8,348	5,228	5,452
Reduction of foreign currency translation account (vi)	(18,487)	—	—
Foreign exchange loss (vii)	(3,168)	—	—
Others	(175)	(175)	(175)
Net change to share of income from associated company	1,008	1,008	1,008
Minority interest	—	21,120	15,251

Deficit at beginning of year based on US GAAP	(188,945)	(147,679)	(137,749)
Net income (loss) based on US GAAP	56,220	62,067	(2,147)
Dividends paid during year	(5,132)	(103,333)	(7,783)

Deficit at end of year based on US GAAP	(137,857)	(188,945)	(147,679)
Deficit as reported under Canadian GAAP	(146,224)	(174,981)	(112,071)

Cumulative effect of applying US GAAP	$8,367	$(13,964)	$(35,608)

The statements of cash flow prepared under US GAAP differ from Canadian GAAP as follows:

        (a) Under US GAAP, the 7% convertible debentures would have been recorded as debt and interest expense would have been recorded. Accordingly, operating and financing activities would be restated for US GAAP.

        (b) Under US GAAP, the change in restricted cash is reported under operating activities rather than under investing activities.

        (c) Under US GAAP, sub-totals within the statement of cash flow and separate presentation of funds from continuing operations would not be permitted.

The effects of the differences to the statement of cash flow are as follows:

	2002	2001	2000

OPERATING ACTIVITIES
Cash flow based on Canadian GAAP	$11,209	$4,396	$30,993
7% debenture interest expense adjustment (a)	(3,472)	(3,253)	(2,979)
Change in restricted cash (b)	(334)	5,750	(1,552)

Cash flow based on US GAAP	$7,403	$6,893	$26,462

	2002	2001	2000

INVESTING ACTIVITIES
Cash flow (deficiency) based on Canadian GAAP	$756	$369,332	$(90,073)
Reverse change in restricted cash (b)	334	(5,750)	1,552

Deficiency based on US GAAP	$1,090	$363,582	$(88,521)

	2002	2001	2000

FINANCING ACTIVITIES
Cash flow (deficiency) based on Canadian GAAP	$(132,225)	$(250,670)	$57,737
Reverse 7% debenture interest expense adjustment (a)	3,472	3,253	2,979

Cash flow based on US GAAP	$(128,753)	$(247,417)	$60,716

Under US GAAP, assets and liabilities are not netted in the statement of cash flow. Accordingly, the components of the net changes in other assets and liabilities are as follows:

	2002	2001	2000

Accounts receivable	$(1,080)	$835	$6,736
Mortgages and advances receivable	6,494	3,102	7,303
Prepaid expenses	(226)	(6,319)	(151)
Accounts payable and accrued liabilities	(2,225)	(5,232)	(909)
Rental and sundry deposits	(1,473)	71	194

	$1,490	$(7,543)	$13,173

Total assets under US GAAP are calculated as follows:

	2002	2001

Total assets based on Canadian GAAP	$212,968	$318,098
Effect of GAAP differences:
Depreciation	(10,339)	(13,653)
Portfolio investments increase to fair value (ix)	1,330	—
Share of income from associated company	1,008	1,008
Debenture issue costs	1,699	2,002

Total assets based on US GAAP	$206,666	$307,455

Interest bearing debts under US GAAP are calculated as follows:

	2002	2001

Interest bearing debts based on Canadian GAAP	$89,079	$218,200
Add back equity portion of debentures	62,375	61,575

Interest bearing debts based on US GAAP	$151,454	$279,775

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 -	EXHIBITS

CERTIFICATION OF PRESIDENT

CERTIFICATION OF CHIEF FINANCIAL OFFICER

        I, William I. Kennedy, certify that:

1.	I have reviewed this annual report on Form 20-F of Revenue Properties Company Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 30, 2003

Date:

“William I. Kennedy”

William I. Kennedy
President

Item 19 - continued

        I, Richard E. Fletcher, certify that:

1.	I have reviewed this annual report on Form 20-F of Revenue Properties Company Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 30, 2003

Date:

“Richard E. Fletcher”

Richard E. Fletcher
Vice-President, Finance
Chief Financial Officer

ITEM 19 - CERTIFICATION OF PRESIDENT PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, William I. Kennedy, President of Revenue Properties Company Limited (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.     The Annual Report on Form 20-F of the Company for the year ended December 31, 2002 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:         April 30        , 2003

“William I. Kennedy”

William I. Kennedy
President

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

ITEM 19 - CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard E. Fletcher, Chief Financial Officer of Revenue Properties Company Limited, (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.     The Annual Report on Form 20-F of the Company for the year ended December 31, 2002 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:         April 30        , 2003

“Richard E. Fletcher”

Richard E. Fletcher
Vice-President, Finance
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REVENUE PROPERTIES COMPANY LIMITED

“William I. Kennedy”

William I. Kennedy President	February 21, 2003

“Richard E. Fletcher”

Richard E. Fletcher Vice-President, Finance Chief Financial Officer	February 21, 2003

REVENUE PROPERTIES COMPANY LIMITED
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION - RENTAL PROPERTIES AND PROPERTIES HELD FOR SALE
December 31, 2002

Column A	Column B	Column C		Column D		Column E			Column F	Column G	Column H	Column I

		Initial cost to Company		Costs capitalized subsequent to acquisition		Gross amount at which carried at close of period

Description	Encumbrances (see Note 8 for additional encumbrances) ($000‘s)	Land ($000‘s)	Buildings and improve- ments ($000‘s)	Improvements ($000‘s)	Carrying costs ($000‘s)	Land ($000‘s)	Buildings and improvements ($000‘s)	Total ($000‘s)	Accumulated depreciation ($000‘s)	Date of construction	Date acquired	Life on which depreciation in latest income statement is computed

100% OWNED PROPERTIES

ONTARIO

Centerpoint	$—	$3,785	$29,314			$3,785	$29,314	$33,099	$8,683	1961/1980		40 years

East York Town Centre	19,753	2,664	15,801			2,664	15,801	18,465	6,685	1961		40 years

The Colonnade	—	—	19,445			—	19,445	19,445	3,932	1963/1986	1991	36 years

Guildwood Village	—	180	2,755			180	2,755	2,935	1,692	1963		40 years

Creekside Office Campus	—	7,164	49,124			7,164	49,124	56,288	—		2002	40 years

Other properties	—	—	4,673			—	4,673	4,673	2,225	1966 to 1988	1991/1994	26-38 yrs

ALBERTA

Prairie Mall	23,481	7,603	36,969			7,603	36,969	44,572	2,338	1973	1992/2001	40 years

PROPORTIONATE SHARE OF JOINT VENTURES

NEW BRUNSWICK

Saint John City Hall (50%)	1,437	284	2,823			284	2,823	3,107	1,241	1971	1991	21 years

OTHER ASSETS

Tenant improvements		—	13,516			—	13,516	13,516	7,342			Term of lease

TOTALS	$44,671	$21,680	$174,420			$21,680	$174,420	$196,100	$34,138

REVENUE PROPERTIES COMPANY LIMITED
SCHEDULE III (CONTINUED)
REAL ESTATE AND ACCUMULATED DEPRECIATION - RENTAL PROPERTIES

December 31, 2002

LAND, BUILDINGS AND IMPROVEMENTS

(in thousands of Canadian dollars)	2002	2001

Balance at beginning of year	$185,647	$167,519
Additions during year:
Acquisitions and additions	92,260	29,444
Deductions during year:
Cost of real estate sold	(79,535)	(2,563)
Write down and write-off of real estate	(2,272)	(8,753)

Balance at end of year	$196,100	$185,647

ACCUMULATED DEPRECIATION

(in thousands of Canadian dollars)	2002	2001

Balance at beginning of year	$37,825	$34,848
Additions during year
Depreciation expense	4,952	5,158
Deductions during year:
Cost of real estate sold	(6,674)	(708)
Write down and write-off of real estate	(1,965)	(1,473)

Balance at end of year	$34,138	$37,825