Form 20-F
period 2003-12-31
REVENUE PROPERTIES CO LTD
filed 2004-05-11
CIK 83509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

_____	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

__X__	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

_____	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to _____________________

Commission file number	0 - 9079

REVENUE PROPERTIES COMPANY LIMITED

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

The Colonnade 131 Bloor Street West, Suite 300 Toronto, Ontario, Canada M5S 1R1 Tel (416) 963-8100 Fax (416) 963-8512

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
Common Shares - 9,186,186 shares outstanding as of December 31, 2003

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
December 31, 2003

All dollar amounts are in Canadian dollars, unless otherwise noted. See historic Canadian dollar to United States exchange rates included under Item 3 of this report.

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements.” All statements, other than statements of historical facts, included in this Annual Report that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including, in particular, statements about the Company’s plans, strategies, and prospects, are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “believe,” “is anticipated,” “estimated,” “intends,” “expects,” “plans,” “seek,” “projection” and “outlook.” These statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in these statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this Annual Report. Among the key factors that have a direct bearing on the Company’s results of operations are:

•	Market valuations of the Company's shares;

•	Financial performance and operations of the Company’s rental properties;

•	Real estate conditions;

•	Execution of competing development programs;

•	Successful, and timely, completion of renovations;

•	Availability of acquisition targets;

•	Changes in economic cycles and general uncertainty related to possible terrorist attacks;

•	Our ability to successfully implement our growth and operating strategies;

•	Competition from other real estate companies; and

•	Changes in the law and government regulations.

These and other factors are discussed under “Item 3. – Key Information – Risk Factors,” “Item 5. – Operating and Financial Review and Prospects” and elsewhere in this annual report.

Although the Company believes that its plans, intentions, projections and expectations reflected in or suggested by these forward-looking statements are reasonable, in light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report may not occur. Because the factors referred to in this Annual Report could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made in this Annual Report, you should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors will emerge in the future, and it is not possible for the Company to predict which factors they will be. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.

PART 1

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3 – KEY INFORMATION
Selected Financial Data

The selected financial data presented below for, and as of the end of, each of the years in the five year period ended December 31, 2003, are derived from the consolidated financial statements of Revenue Properties Company Limited (“Company” or “Registrant”), which financial statements have been audited by Ernst & Young LLP (year ended December 31, 2003), and KPMG LLP (years ended December 31, 1999 to 2002), independent chartered accountants. The consolidated financial statements as of December 31, 2003 and 2002, and for each of the years in the three year period ended December 31, 2003 and the report thereon, are included elsewhere in this annual report.

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(in thousands of Canadian dollars, except per share amounts)

	2003	2002	2001	2000	1999

Property operating revenue	$ 49,098	$ 55,269	$ 60,519	$204,964	$ 208,974
Real estate sales revenue	1,186	10,010	1,865	6,399	47,539
Income from continuing operations	7,356	37,936	42,532	15,004	3,394
Per common share - basic	0.38	3.76	4.34	1.29	0.07
Per common share - diluted	0.38	2.27	2.12	1.07	0.07
Net income (loss)	7,356	37,361	43,676	7,511	2,198
Per common share - basic	0.38	3.70	4.46	0.49	(0.05)
Per common share - diluted	0.38	2.24	2.17	0.49	(0.05)
Total assets	232,278	212,968	318,098	526,782	1,380,349
Capital stock	140,555	140,706	140,510	139,403	148,232
Shareholders' equity	108,738	106,695	84,079	158,706	158,919
Cash dividends per common share (Cdn$)	0.56	0.56	0.84	0.84	0.77
Cash dividends per common share (US$)	0.40	0.36	0.54	0.57	0.52
Special cash dividend per common share (Cdn$)	--	--	10.50	--	--
Special cash dividend per common share (US$)	--	--	6.78	--	--
Weighted average number of common
shares outstanding (in thousands)
Basic	9,206	9,163	9,059	9,323	9,969
Diluted	9,214	17,503	21,694	12,942	9,976

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(in thousands of Canadian dollars, except per share amounts)

	2003	2002	2001	(1)	2000 (1)	1999	(1)

Property operating revenue	$ 49,098	$ 43,392	$ 39,985		$185,844	$ 191,414
Real estate sales revenue	1,186	10,010	1,865		6,399	47,539
Income (loss) from continuing operations	3,346	29,687	56,838		2,327	1,498
Per common share - basic	0.36	3.24	6.27		0.25	0.15
Per common share - diluted	0.36	1.97	2.92		0.25	0.15
Net income (loss)	3,346	56,220	62,067		(2,147)	3,020
Per common share - basic	0.36	6.14	6.85		(0.23)	0.30
Per common share - diluted	0.36	3.49	3.16		(0.23)	0.30
Total assets	225,855	206,666	307,455		457,690	1,323,969
Capital stock	140,555	140,706	140,510		139,403	148,232
Shareholders' equity	40,743	40,794	20,626		52,439	62,308
Cash dividends per common share (Cdn$)	0.56	0.56	0.84		0.84	0.77
Cash dividends per common share (US$)	0.40	0.36	0.54		0.57	0.52
Special cash dividend per common share (Cdn$)	--	--	10.50		--	--
Special cash dividend per common share (US$)	--	--	6.78		--	--
Weighted average number of common
shares outstanding (in thousands)
Basic	9,206	9,163	9,059		9,323	9,969
Diluted	9,214	17,503	21,694		9,327	9,976

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

Historic Canadian dollar to United States exchange rates

The high and low spot rates, average rates and period end rates for the Canadian dollar equivalent of the United States dollar as reported by the Federal Reserve Bank of New York were as follows:

	December 2003	December 2002	December 2001	December 2000	December 1999

High	$0.7726	$0.6613	$0.6700	$0.6967	$0.6922
Low	0.6381	0.6202	0.6237	0.6421	0.6532
Average	0.7138	0.6369	0.6457	0.6735	0.6730
Period end	0.7713	0.6339	0.6278	0.6656	0.6922

The monthly high and low spot rates for the Canadian dollar equivalent of the United States dollar as reported by the Federal Reserve Bank of New York were as follows:

	March 2004	Feb. 2004	Jan. 2004	Dec. 2003	Nov. 2003	Oct. 2003

High	$0.7652	$0.7631	$0.7867	$0.7726	$0.7698	$0.7669
Low	0.7448	0.7450	0.7519	0.7478	0.7471	0.7434

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

Operating risk, Reliance on anchor tenants, Financing risk, Relative liquidity of real estate, Foreign exchange risk, and Environmental risk.

ITEM 4 – INFORMATION ON THE COMPANY

History and Development of the Company

Revenue Properties Company Limited (the “Company” or “RPC”) was incorporated in Ontario, Canada in August 1961, under the Ontario Business Corporations Act, and has been a public company since 1962. The Company’s registered address is The Colonnade, 131 Bloor Street West, Suite 300, Toronto, Ontario M5M 1R1. The Company’s principal business is the ownership and management of commercial real estate in Canada.

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

In 1998, RPC completed the purchase of a 50% interest in P.T. Gaming LLC (“P.T.’s”) that operated sports bars with gaming in Las Vegas. A decision to sell the gaming investment was made in early 2001 and as a result, the investment was reported as discontinued operations in the 2000 financial statements. A contract to sell the core business of P.T.’s, signed in December 2001, closed in April 2002. The Company then sold its interest in the casino to its partners, which sale closed at the end of December 2002.

During 2002, the Company sold the majority of its residential properties in Canada and reinvested the proceeds in the acquisition of two new, fully leased office properties.

On January 1, 2003, the Company entered into a property and asset management agreement with Morguard Investments Limited (“MIL”), a subsidiary of Morguard Corporation (“Morguard”), the Company’s controlling shareholder. The management arrangement with MIL provides the Company with access to a large organization’s expertise in all sectors of the real estate industry, thereby increasing the Company’s resources and capacity for growth.

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

In July 2002, Mr. Tanz sold his shares to Morguard for cash and a note receivable over three years increasing Morguard’s ownership to 76%. At December 31, 2003 Morguard directly or indirectly owned 80% of the Company’s common shares.

Capital expenditures

The Company’s principal expenditures and divestitures (including interests in other companies), since the beginning of the Company’s last three financial years are as follows:

(000s Canadian unless noted)	2003	2002	2001

Increase in RPC real estate	$(2,382)	$(61,720)	$(29,368)
Investment in gaming assets	--	--	(1,478)
Divestiture of RPC residential real estate	--	101,520	--
Divestiture of PNP	--	--	382,555
Divestiture of gaming	--	14,882	--

Business Overview

Revenue Properties Company Limited (the “Company”) owns a portfolio of high-quality commercial real estate, aggregating approximately two million square feet of leasable space. The Company has five core properties in the Greater Toronto Area, with an enclosed shopping centre in Grande Prairie, Alberta, and a 50% interest in the Saint John City Hall in Saint John, New Brunswick. The Company’s common shares are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol RPC.

On June 20, 2003, the Company completed a consolidation of its issued and outstanding common shares on the basis of seven (7) pre-consolidation shares for one (1) post-consolidation share. The seven-for-one consolidation resulted in the Company having 9,214,384 common shares outstanding as of June 20, 2003. Income per share amounts for prior years have been restated for comparative purposes.

Organizational Structure

The Company is 80% owned by Morguard as at January 31, 2004.

A listing of the Company’s significant subsidiaries at December 31, 2003 is as follows:

Subsidiary	State of incorporation	Ownership interest

Revenue Properties (US) Inc.	Delaware, U.S.A.	100%
RPC Gaming, Inc.	Nevada, U.S.A.	100%

PROPERTY SUMMARY

The following is a list of properties owned by the Company together with material information regarding each property for the year ended December 31, 2003. All properties are held directly by the Company, subject to any liens and other encumbrances thereon.

RENTAL PROPERTIES

Property and location	Total (square feet)	% Leased	Major tenants	Encumbrances

Retail
Centerpoint Mall(1)	602,029	99.3%	The Bay, Zellers,	$ --
Toronto, Ontario			Loblaws,
			Canadian Tire
East York Town Centre	378,720	99.2%	Zellers,	$19,404,000
Toronto, Ontario			Dominion
Prairie Mall	304,715	91.6%	Zellers	$22,665,000
Grande Prairie, Alberta
Guildwood Village	52,330	97.7%	Valu-Mart	$ --
Toronto, Ontario
Other properties	13,433	93.2%		$ --
Toronto, Ontario

Totals and weighted averages	1,351,227	97.7%		$42,069,000

Office

Creekside Corporate Centre	301,420	100%	The Toronto-	$43,208,000
Mississauga, Ontario			Dominion Bank
Saint John City Hall	82,698	98.2%	City of	$ 1,375,000
Saint John, New Brunswick			Saint John

Totals and weighted averages	384,118	99.9%		$44,583,000

Commercial / Residential

Property and location	Number of residential units	Total (square feet)	% Leased	Average monthly rent(3)	Encumbrances

The Colonnade(2)	157	249,947	89.8%	$2,143	$ --
Toronto, Ontario

	157	1,985,292	96.9%		$86,652,000

All properties are 100% owned, except Saint John City Hall (50%).
(1)    Includes tenant owned space of 122,251 square feet.
(2)    Leasehold
(3)    Per residential unit

PROPERTIES HELD FOR DEVELOPMENT AND SALE

		Site area		Undivided interest

Property	Proposed Use	(acres)%		Area (acres)	Encumbrances

City of Guelph, (Eastview) Ontario	Multiple use	189	37.5%	71	$--
Simcoe, Ontario	Residential	3	33.3%	1	--

		192		72	$--

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the Company’s consolidated financial statements and the notes thereto. Please also see the “Forward-Looking Statements”, located on page 2 of this Annual Report, for information about the Company’s interpretation of forward-looking information.

Significant Accounting Policies

Change In Accounting Policy

In 2003, the Company prospectively adopted the CICA new recommendation regarding the expensing of share options. The new standard requires the fair value of share options granted on or after January 1, 2003 to be recognized over the applicable share option vesting period as compensation expense in general and administrative expenses in the consolidated statement of income and contributed surplus in the consolidated balance sheet. On the exercise of stock options, consideration received and the accumulated contributed surplus amount are credited to capital stock. The Company did not issue share options during 2003.

Critical Accounting Estimates

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

Valuation of Rental Properties

Rental properties, the Company’s major asset class, are carried at the lower of depreciated cost and net recoverable amount on the assumption that the properties will be held for the long term. Net recoverable amount represents the estimated future cash flow from the use and residual value of the property on an undiscounted basis. The Company relies on assumptions of future rental income and expected future property values that could be impacted by industry performance and prospects, as well as the business and economic conditions that are expected to prevail during the holding period. Should the underlying assumptions change materially, the estimated net recoverable amount could change by a significant amount. As the majority of the core properties have been owned for over 25 years, management believes that book cost is well below current estimated market values. The two new office properties were acquired recently at market prices.

Depreciation

Depreciation on rental properties is provided under the sinking fund method, an approach that the Company has followed consistently for a long time in accordance with Canadian generally accepted accounting principles and the recommendations of CIPPREC. Under this method, depreciation is charged to income in amounts that increase annually, consisting of fixed annual sums together with interest, compounded at the rate of 5% per annum so as to fully depreciate the buildings over their estimated useful lives of 40 years, even though, with proper maintenance, the actual life should be considerably longer. Use of another method of depreciation, such as the straight-line method, would result in a different amount of depreciation expense. A discussion follows of prospective changes to current Canadian accounting standards.

New Accounting Pronouncements

In 2003, the CICA issued Handbook Section 1100 “Generally Accepted Accounting Principles”, which is effective for fiscal years beginning January 1, 2004. CICA 1100 describes what constitutes Canadian generally accepted accounting principles and its sources. Real Estate industry practice of using the sinking fund method of depreciation will no longer be acceptable. CICA 1100 does not require companies to adjust the balance of accumulated depreciation but requires the company to depreciate the balance at the January 1, 2004 using the new amortization method, with no cumulative catch-up adjustment. As a result of adopting CICA 1100, it is estimated that depreciation expense will increase by approximately $2 million in 2004.

CICA issued an exposure draft to Handbook Section 3860 “Financial Instruments”, which would require the Company’s subordinated convertible debenture, currently separated into debt and equity components, to be classified as a liability. The proposed amendments will be effective for fiscal year ends beginning after November 1, 2004, and are to be applied retroactively. The Company expects that it will remain in compliance with its financial covenants.

Results of Operations

(in thousands of dollars, except per share amounts)	2003	2002	2001

Gross revenues	$50,284	$65,279	$62,384
Gross profit	25,942	24,389	23,102
Operating profit (loss)	11,871	5,411	(5,474)
Loss on redemption and repurchase of convertible debentures	(338)	(992)	--
Gain on sale of rental properties	--	30,199	--
Reduction of foreign currency translation account	--	10,520	18,487
Diminution in value of real estate assets	--	--	(9,530)
Penalty on early debt repayment	--	--	(3,139)
Earnings and gains related to PNP	--	--	47,816
Income taxes	(4,177)	(7,202)	(5,628)
Income from continuing operations	7,356	37,936	42,532
Per share - basic	0.38	3.76	4.34
Per share - diluted	0.38	2.27	2.12
Net income	7,356	37,361	43,676
Per share - basic	0.38	3.70	4.46
Per share - diluted	0.38	2.24	2.17

Gross revenues decreased to $50.3 million in 2003 from $65.3 million in 2002. The fluctuation of gross revenues was mainly attributable to land sales, which were $1.2 million in 2003, compared to $10.0 million in 2002. Interest expense for the year ended December 31, 2003, was $8.3 million, compared to $9.0 million in 2002, and was the major reason the Company recorded operating profits in 2003 and 2002, compared to an operating loss in 2001. Interest expense in 2001 was $19.7 million, which reflected the debt associated with the Company’s investment in Pan Pacific Retail Properties, Inc. (“Pan Pacific”) and the Nevada gaming interests (the “US Investments”). The material non-recurring transactions included the gain of $30 million from the sales of two residential properties in 2002, which comprised 1,943 units, and the gain of $33 million from the sales of the US Investments in 2001.

Operating Results
Years 2003 – 2002

The Company’s objective for 2003 was to increase operating income through the improvement of its rental operations and the reduction of expenses. In addition, the Company investigated several real estate acquisitions that had the potential to increase shareholder value; however, no transactions were completed.

Selected Quarterly Consolidated Financial Information
(unaudited, in thousands of dollars, except per share amounts)

	2003				2002

	4th Qr	3rd Qr	2nd Qr	1st Qr	4th Qr	3rd Qr	2nd Qr	1st Qr

Gross revenues	$11,416	$13,215	$12,829	$12,824	$15,058	$14,922	$15,839	$19,460
Income from continuing operations	1,654	2,488	891	2,323	7,683	2,487	20,031	7,735
Per basic share	0.07	0.16	0.00	0.15	0.74	0.17	2.09	0.75
Per diluted share	0.07	0.15	0.00	0.15	0.47	0.16	1.17	0.46
Net Income	1,654	2,488	891	2,323	7,641	2,487	19,197	8,036
Per basic share	0.07	0.16	0.00	0.15	0.74	0.17	2.00	0.79
Per diluted share	0.07	0.15	0.00	0.15	0.47	0.16	1.13	0.47

Fluctuations in quarterly earnings during 2003 were primarily the result of foreign exchange losses of $2.0 million and $0.8 million recorded during the three months ended June 30, 2003 and December 31, 2003, respectively. Income from continuing operations for the three months ended March 31, 2003 included a foreign exchange gain of $0.5 million. Fluctuations in quarterly earnings for the 12 months ended December 31, 2002 were primarily the result of gains realized on the sales of the residential properties and a reduction of the foreign currency translation account.

Net Property Income

(in thousands of dollars)	2003	2002

Property revenues	$49,098	$55,269
Property operating expenses	23,565	32,003

Net property income	$25,533	$23,266

Property revenues decreased 11% to $49.1 million in 2003 from $55.3 million in 2002. The decrease was primarily due to the 2002 sale of the residential buildings. The resulting decrease in property revenues was offset by the acquisition of two office buildings on December 30, 2002. The residential buildings sold yielded lower net property income to the Company and, accordingly, net property income increased 10% to $25.5 million for the year ended December 31, 2003.

Rental Operations

	2003			2002

(in thousands of dollars)	Retail	Office	Total	Retail	Office	Residential	Total

Property revenues	$42,694	$1,313	$44,007	$42,067	$1,313	$ --	$43,380
Property operating expenses	21,738	914	22,652	21,685	906	--	22,591

Same property comparisons	20,956	399	21,355	20,382	407	--	20,789
Acquired / sold properties	--	4,178	4,178	--		2,477	2,477

Total rental income			$25,533				$23,266

Net property income % for same properties	49%	30%		48%	31%
Re-leasing costs incurred	$ 562			$ 1,484

Properties held throughout the year reported net property income of $21.4 million, an increase of 3% compared to $20.8 million for the same period in 2002. Net property income from the Company’s retail properties increased 3% to $21.0 million, compared to $20.4 million in 2002. The occupancy rate of the retail properties held throughout the year ended December 31, 2003 was 97.7%, unchanged from December 31, 2002.

Lot Sales

The Company continues to monetize its investment in its land development in Guelph, Ontario. Sales of developed land included blocks for a school, a townhouse site and one for commercial use. The Company’s share of gross revenues totaled $1.2 million for the year ended December 31, 2003 compared to $10.0 million in 2002. During 2003, the Company received cash distributions of $0.9 million as a result of the sales and collection of receivables.

Interest Expense and Coverage Ratio

(in thousands of dollars)	2003	2002

Total interest expense	$ 8,285	$ 8,959
Plus: interest on equity component of convertible debentures	3,592	2,787
Less: amortization of debt issue costs	238	285
Plus: interest capitalized	--	85
Plus: interest allocated to discontinued operations	--	34
Less: cash income from investments	3,373	2,546

Net interest	$ 8,266	$ 9,034

Funds from operations before interest	$22,579	$19,912

Interest coverage ratio	2.73	2.20

Interest expense for mortgages and debentures payable decreased by 8% to $8.3 million in 2003 compared to $8.9 million in 2002. The decrease reflects the $23.1 million redemption of the 6% subordinated convertible debentures in July 2003 and debt reductions resulting from the 2002 sales of residential assets, offset by the $44 million mortgage secured by the newly acquired office properties. Cash income earned from portfolio investments and amounts receivable increased to $3.4 million in 2003 compared to $2.5 million in 2002. As a result of the foregoing, interest coverage increased to 2.73 in 2003 compared to 2.20 in 2002.

The Company’s weighted average interest rate on mortgages payable and debentures payable was 6.8% as of December 31, 2003, compared to 6.7% as of December 31, 2002. The increase is attributable to the redemption of the 6.0% subordinated convertible debentures.

General and Administrative Expenses

General and administrative expenses decreased to $3.0 million in 2003 compared with $4.5 million in 2002. This represents a 34% decrease and primarily reflects the benefits derived from the Company’s property and asset management agreement with MIL. During 2003, the Company paid $1.0 million to MIL under its contractual arrangement, which approximates fair value, for property and asset management services.

Interest and Other Income

Total income earned on investments was $3.7 million in 2003 compared to $2.7 million in 2002. This represents an increase of 37% and was achieved despite the decline in the US dollar during 2003. Investment income in 2003 includes $2.9 million generated on portfolio investments and loans receivable, and $0.8 million earned on the revolving loan to Morguard. A $1.6 million reserve for taxes offset investment income in 2002, although $1.0 million of the amount was reversed in 2003.

Foreign Exchange Loss

The foreign exchange loss for the year ended December 31, 2003 was $2.3 million compared to $0.5 million for 2002. The foreign exchange loss is the result of the Company holding certain portfolio investments in US dollars.

Amortization

(in thousands of dollars)	2003	2002

Building	$3,198	$3,429
Leasing costs	1,505	1,943

	$4,703	$5,372

Building amortization decreased to $3.2 million from $3.4 million mainly due to the sale of the residential assets. Amortization of leasing costs decreased to $1.5 million from $1.9 million. Deferred leasing costs are amortized over the term of related leases.

Income Taxes

The Company recorded a current tax expense of $1.6 million in 2003 compared to $0.1 million in 2002. During 2002, the Company utilized all available Canadian income tax losses.

The current standard for income taxes requires measurement of future income tax assets and liabilities using the currently enacted, or substantively enacted, tax rates and laws expected to apply when temporary differences reverse. During 2003, the newly elected government in Ontario announced its intention to reverse previously scheduled reductions to provincial income tax rates. This change will increase the future income tax liability of the Company. As a result, the Company’s 2003 future income tax expense was increased by approximately $0.8 million.

Prospective Analysis

The Company continues to enjoy high occupancy levels across its portfolio. However, some degree of softening in real estate fundamentals is possible, which could result in downward pressure on rental rates. Interest rates remain at historical lows and are not forecast to increase in the near term. An increase in interest rates could have an adverse effect on real estate returns. There is little speculative construction, which provides a measure of stability to the industry.

The Company holds attractive capital reserves for new investment activity. The Company’s main challenge is finding suitable acquisitions. Acquisition pricing in the current environment remains aggressive due to the shortage of product and the favourable spread between returns and the cost of mortgage debt. The Company intends to maintain its focus on prudently managing the existing portfolio and developing value-creation opportunities within the current asset base.

Operating Results
Years 2002 – 2001

Selected Quarterly Consolidated Financial Information
(unaudited, in thousands of dollars, except per share amounts)

	2002				2001

	4th Qr	3rd Qr	2nd Qr	1st Qr	4th Qr	3rd Qr	2nd Qr	1st Qr

Gross revenues	$15,058	$14,922	$15,839	$19,460	$17,518	$14,891	$15,151	$14,824
Income from continuing operations	7,683	2,487	20,031	7,735	8,282	833	31,717	1,700
Per basic share	0.74	0.17	2.09	0.75	0.82	0.00	3.41	0.10
Per diluted share	0.47	0.16	1.17	0.46	0.42	0.00	2.06	0.10
Net income	7,641	2,487	19,197	8,036	8,315	962	32,381	2,018
Per basic share	0.74	0.17	2.00	0.79	0.82	0.02	3.48	0.13
Per diluted share	0.47	0.16	1.13	0.47	0.42	0.02	2.10	0.13

Gross revenues in 2002 increased over 2001 due primarily to a more successful year of land sales; which offset lower rental income, the result of the residential property sales. The level of debt was reduced, resulting in lower interest expense for 2002, and was the major reason the Company recorded an operating profit for 2002 compared to an operating loss in 2001. The material non-recurring transactions included the gain of $30 million from the two sales of the residential buildings in 2002. The sales of US investments resulted in a profit of $34 million in 2001.

Net Property Income

(in thousands of dollars)	2002	2001

Property revenues	$55,269	$60,519
Property operating expenses	32,003	37,593

Net property income	$23,266	$22,926

Rental Operations

	2002			2001

(in thousands of dollars)	Retail	Residential	Total	Retail	Residential	Total

Rental income	$35,927	$3,384	$39,311	$35,178	$3,293	$38,471
Property operating expenses	18,724	2,088	20,812	18,707	2,129	20,836

Same property comparisons	17,203	1,296	18,499	16,471	1,164	17,635
Acquired / sold properties	2,302	2,465	4,767	958	4,333	5,291

Total rental income			$23,266			$22,926

Gross profit % for same properties	48%	38%		47%	35%
Re-leasing costs incurred	$ 1,484			$ 1,733

Properties held throughout 2002 reported an increase in gross profit of 4.9%, due to lower vacancies in retail properties (2.3% compared to 3.4% in 2001) and a higher monthly average rent for the remaining residential property ($1,963 per unit compared to $1,823 per unit in 2001), partially offset by an increase in residential vacancy (10% compared to 8% in 2001). At the end of 2002, nine units (6%) were being held vacant for renovations prior to being rented at higher rental rates. Retail sales for the Company’s four key retail properties on a same store basis averaged $471 for 2002 compared to $478 in 2001, a decline of 1%.

Lot Sales

Significant progress was achieved during 2002 to monetize the Company’s investment in land. Sales in 2002 in Guelph of developed land included 109 lots, a block for a school, a 15-acre block for retail use and a parcel of land held for future development. In all, the Company’s share of gross revenues in 2002 totaled $10.0 million, generating a profit of $1.1 million in 2002. During 2002, as a result of the sales and collection of receivables, the Company received cash distributions from the project of $8.3 million ($0 in 2001).

Interest Expense and Coverage Ratio

(in thousands of dollars)	2002	2001

Total interest expense	$ 8,959	$19,744
Plus: interest on equity component of convertible debentures	2,787	1,656
Less: amortization of debt issue costs	285	601
Plus: interest capitalized	85	195
Plus: interest allocated to discontinued operations	34	233
Less: cash income from investments	2,546	2,712

Net interest	$ 9,034	$18,515

Funds from operations before interest	$19,912	$28,515

Interest coverage ratio	2.20	1.54

During 2002, the Company repaid $73 million of mortgage and bank debt, using the proceeds from the sales of residential properties and the repatriation of funds from the US, while a new mortgage of $20 million was arranged. These changes reduced the average interest rate of the mortgage debt by 0.6% to 6.7% in 2002. In addition, the 7.5% convertible debentures in the amount of $45 million were redeemed in January 2002, and $27 million of the 6% US denominated convertible debentures were purchased for cancellation in April 2002. As a result, interest expense declined by 55%, to $9.0 million from $19.7 million in 2001. The lower interest expense resulted in the interest coverage ratio increasing to 2.20 times from 1.54 times in 2001.

During 2002, interest income on the sales proceeds, included in other income, was $2.4 million, including interest of $1.3 million generated on the portfolio of corporate bonds and $0.4 million on a revolving loan to Morguard (see “Cash on hand and portfolio investments” below). Offsetting the interest income in 2002 were non-recurring expenses, including a settlement payment to a director of $0.5 million, and $1.6 million reserve for taxes.

During 2002, two residential properties on leasehold land were sold, generating a profit of $30 million. Cash repatriated from the US in January 2002 resulted in the recognition of $10.5 million of the foreign currency translation balance as income compared to $18.5 million recognized in 2001. The sale in 2001 of the shares in Pan Pacific Retail Properties, Inc. generated a profit of $34 million.

Income Taxes

The Company recorded in 2002 a current tax liability for the year of $0.1 million as a result of the capital gains generated by the sale of the residential buildings and the repatriation of investment funds from the US offset by a US tax refund of $2.3 million received during 2002 because the estimate for 2001 taxes had been too high. A future income tax expense of $7.1 million was recorded in 2002, reflecting the draw down of all Canadian net operating losses carried forward from previous years. The difference between the expected tax expense on the recorded income and the actual expense was the non-taxable portion of the capital gains recorded on the sale of the residential properties and the repatriation of investment funds from the US.

Discontinued Gaming Operations

During 2002, the Company completed its exit from the gaming business. In April 2002, the Company, together with its partners, completed the sale of the sports bar business. In December 2002, the Company completed the sale of its interest in the casino to its partners. As a result of the transactions, the Company recorded a loss of $0.6 million in 2002.

Liquidity and Capital Resources

Changes In Financial Condition

(in thousands of dollars, except per share amounts)	2003	2002	2001

Rental properties	$159,687	$161,962	$147,822
Cash and cash equivalents	2,784	5,700	126,444
Portfolio investments	27,480	28,985	--
Loan to Morguard	20,000	--	--
All other assets	22,327	16,321	24,487
Discontinued assets	--	--	19,345

Total assets	$232,278	$212,968	$318,098

Long-term debt and convertible debentures	$100,754	$ 89,079	$167,367
Dividends per share	$ 0.56	$ 0.56	$ 0.84
Special dividend per share	--	--	$ 10.50
Total cash dividends declared and paid	$ 5,151	$ 5,132	$103,333

Using proceeds from the 2001 sale of the investment in Pan Pacific, the Company declared and paid a special dividend of totaling $95.8 million and repaid $173 million of long-term debt. Using proceeds from the 2002 sales of the residential assets, the Company redeemed $71 million of subordinated convertible debentures in 2002 and invested the remaining cash.

The Company has the resources to meet its maturing debt obligations and the capacity to grow the business as a result of selling certain non-core assets in previous years. The Company has no off-balance sheet financing arrangements. Significant changes in financial condition are reviewed below

Years 2003 – 2002

Funds from Operations

A key performance measure for real estate companies is the cash or funds generated from operations. Funds from operations (“FFO”) is defined as net income prior to non-cash items, amortization and future income tax expense. The Company computes FFO in accordance with the definitions of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) and is not a recognized measure under Canadian generally accepted accounting principles. Funds from operations are not indicative of funds available to meet the Company’s cash requirements.

Funds from operations increased 32% in 2003 to $14.3 million, from $10.9 million in 2002. The increase was primarily due to higher net operating income earned from the properties and enhanced income realized on the Company’s surplus cash position, despite the negative impact of the foreign exchange loss.

Rental Properties

The Company’s principal business is the ownership and management of three shopping centers, one mixed-use and two office properties. Three of the core properties have been held for over 25 years, so management believes that book costs are well below current estimated market values. The two office properties and a 50% interest in Prairie Mall were acquired in the past two years, so management believes that cost of the properties approximates market values.

Portfolio Investments and Mortgages and Loans Receivable

The balance of portfolio investments decreased to $27.5 million at the end of 2003 compared to $28.9 million at the end of 2002. As at December 31, 2003, the Company invested in a portfolio of corporate bonds and real estate investment trusts (“REITs”). As of December 31, 2003, the corporate bonds, which generally mature before the end of 2006, had a weighted average yield to maturity of 4.4%. The REIT investments have a weighted average distribution yield of 6.3%. The Company loaned Morguard $20 million, pursuant to a revolving loan agreement. The demand loan was advanced at an interest rate equivalent to 175 basis points over the 30-day bankers’ acceptance rate that Morguard pays to a Canadian chartered bank. As of December 31, 2003, the Company had loaned $8.6 million in short-term, mezzanine real-estate loans. The loans are secured through charges on the underlying assets. The weighted average interest rate on the mezzanine loans was 7.5%.

Development Properties and Other Assets

The Company had receivables and sundry assets totaling $10.7 million as at December 31, 2003, compared to $11.0 million in 2002. A majority of the assets relate to the Guelph land development project.

Liabilities

Long-term debt and bank indebtedness at December 31, 2003 was $92.5 million compared to $44.7 million at December 31, 2002. The increase is primarily due to a new $44.0 million mortgage, secured by the newly acquired office properties, for a 15-year term at an interest rate of 6.7%. The Company’s credit facility bears interest at the prime rate of a Canadian chartered bank plus 50 basis points.

In July 2003, the Company redeemed and cancelled its remaining 6.0% subordinated convertible debentures, which were to mature on March 1, 2004. The debentures were redeemed at the principal amount plus accrued and unpaid interest. The redemption resulted in a non-cash loss of $0.3 million. The 7% subordinated convertible debentures mature in December 2006 with the principal due on maturity, at the Company’s option, in either cash or common shares. As of December 31, 2003, the 7% subordinated convertible debentures are the Company’s next significant debt scheduled to mature.

Aggregate Obligations, Liabilities and Commitments

	Payments due by period

(in thousands of dollars)	December 31, 2003 Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Mortgages	$ 86,652	$2,206	$ 6,664	$23,392	$ 54,390
Convertible debentures	79,700	--	79,700	--	--
MIL contract	900	900	--	--	--
Land lease	158,718	2,870	5,740	5,740	144,368

Total	$325,970	$5,976	$92,104	$29,132	$198,758

The property and asset management agreement with MIL is renewable, at the Company’s option, for additional terms of one year. Under the agreement, MIL assumed the employment obligations for all the Company’s employees. The fee payable by the Company to MIL is dependent on the performance of its properties but is estimated to be approximately $0.9 million per year.

The Company leases the land under one of its properties, which lease expires in 2060 with the rent fixed until 2010 at $2.8 million per annum. Thereafter, the rent for the next 20 years is adjusted based on the fair market value of the land.

Interest Rate Structure

(in thousands of dollars)	2003	2002

Mortgages on rental properties	$ 86,652	$ 44,671
Convertible debentures (including equity component)	79,700	106,783

Fixed-rate debt	$166,352	$151,454

Weighted average interest rate	6.8%	6.7%
Bank indebtedness	$ 5,837	--
Weighted average interest rate	5.0%	--

Total debt	$172,189	$151,454

Total fixed-rate debt %	97%	100%
Total variable-rate debt %	3%	--

As at December 31, 2003, all of the Company’s mortgage debt was fixed-rate. The Company’s bank indebtedness represents funds drawn under its credit facility. Interest on the bank indebtedness is payable on the outstanding balances at the rate of 50 basis points over the prime rate charged by a Canadian chartered bank.

Shareholders’ Equity

Shareholders’ equity as at December 31, 2003 was $108.7 million, compared to $106.7 million in the prior year. The Company maintained its quarterly dividend policy during 2003, declaring $5.2 million in dividends, or $0.56 per share. The Company maintains a Normal Course Issuer Bid in accordance with the rules of the TSX for the purchase of its common shares from time to time, which Bid expires August 26, 2004. During 2003, 33,000 common shares were purchased at an average cost of $11.67. Management expects the Bid to be renewed in 2004.

Cash Flow

Cash flow from operating activities was $13.6 million in 2003, compared to $11.2 million in 2002. The cash provided from operating activities, mortgage financing and bank indebtedness has been used to meet the Company’s liquidity requirements, which consisted primarily of property re-leasing costs, maintenance costs and dividends to shareholders. Management expects to be able to meet all of the Company’s ongoing obligations and finance future growth using its investments and conventional real estate debt. The Company currently has acquisition capacity of approximately $300 million, utilizing conservative leverage scenarios.

Liquidity and Capital Resources

Years 2002 – 2001

Changes In Financial Condition

(in thousands of dollars, except per share amounts)	2002	2001

Rental properties	$161,962	$147,822
Cash and cash equivalents	5,700	126,444
Portfolio investments	28,985	--
Loan to Morguard	--	--
All other assets	16,321	24,487
Discontinued assets	--	19,345

Total assets	$212,968	$318,098

Long-term debt and convertible debentures	$ 89,079	$167,367
Dividends per share	$ 0.56	$ 0.84
Special dividend per share	--	$ 10.50
Total cash dividends declared and paid	$ 5,132	$103,333

Using proceeds from the 2001 sale of the investment in Pan Pacific, the Company declared and paid a special dividend of totaling $95.8 million and repaid $173 million of long-term debt. Using proceeds from the 2002 sales of the residential assets, the Company redeemed $71 million of subordinated convertible debentures in 2002 and invested the remaining cash.

The Company had the resources to meet its maturing debt obligations and the capacity to grow the business as a result of selling certain non-core assets in previous years. The Company has no off-balance sheet financing arrangements. Significant changes in financial condition are reviewed below.

Rental Properties

The Company’s principal business is the ownership and management of three shopping centers, one mixed-use property and two office properties. Three of the properties have been held for over 25 years, so management believed that book costs were well below the current estimated market values. The two office properties and a 50% interest in Prairie Mall were acquired in the past two years, so management believed that the cost of the properties approximated market values.

In summary, management believed that the value of the property portfolio exceeded the book cost by approximately $100 million at December 31, 2002. Management estimated market value for the various properties by applying an appropriate capitalization rate to each property’s budgeted 2003 rental income less an allowance for capital repairs.

Cash on Hand and Portfolio Investments

During 2002 the Company sold residential properties for gross proceeds of $102 million. In connection with the sales, the Company repaid $18 million of mortgage debt and paid $29 million to acquire the freehold title of one property. After selling and closing costs, the net cash received was $52 million.

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

In December 2002, $11 million of bonds were sold, generating a yield of 8% for the five-month holding period, and Morguard repaid its loan. At December 31, 2002, after paying $56 million (including a fee of $0.4 million paid to MIL) to acquire the two office buildings in Mississauga, the Company’s cash and cash equivalents were $6 million and its portfolio investments totaled $29 million (market value of $30 million). In January 2003, the Company loaned $6 million to Morguard pursuant to the revolving loan agreement.

In February 2003, the Company signed a commitment letter for mortgage financing on the two office properties acquired in December 2002 in the amount of $44 million. The mortgage, which was advanced in March 2003, has a term of 15 years, an amortization period of 19 years and an interest rate of 6.7%. The funds will be used for general corporate purposes.

Other assets

At December 31, 2002, the Company had receivables and sundry assets totaling $9.5 million, the majority of which related to the Guelph land development project, with collection related to the continued success of the homebuilders who purchased the lots in the project.

Liabilities

Long-term debt and bank indebtedness declined by $55 million during 2002, reflecting the repayment of bank indebtedness and $18 million of mortgages secured on the residential properties sold during the year, offset by a new $20 million mortgage secured against East York Town Centre.

The Company’s 7.5% convertible debentures, in the amount of $45 million due in 2003, were redeemed in January 2002. A substantial issuer bid for the 6% US denominated convertible debentures, due in 2004, at a price of US$950 cash for each US$1,000 principal amount outstanding, resulted in $27 million of debentures being tendered and cancelled in 2002. The 7% subordinated convertible debentures mature in December 2006 with the principal due on maturity, at the Company’s option, in either cash or common shares.

Aggregate Obligations, Liabilities and Commitments

	Payments due by period

(in thousands of dollars)	December 31, 2002 Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Mortgages	$ 44,671	$1,228	$ 2,715	$ 21,930	$ 18,798
Convertible debentures	106,783	--	27,068	79,715	--
MIL contract	2,700	900	1,800	--	--
Land lease	161,558	2,870	5,739	5,739	147,210

Total	$315,712	$4,998	$37,322	$107,384	$166,008

In 2002, the Company entered into a property management agreement with MIL. The agreement was for a term of one year, which may be renewed at the option of the Company for additional terms of one year. Under the agreement, MIL assumed the employment obligations for all but three of the Company’s employees. The fee payable by the Company is dependant on the performance of its properties but is estimated to be approximately $900,000 per year, being the contracted amount of $1.2 million less an estimated $300,000 of costs agreed to be assumed by Morguard for 2003.

The Company leases the land under one of its properties, which lease expires in 2060 with the rent fixed until 2010 at $2,779,000 per annum. Thereafter, the rent for the next 20 years is adjusted based on the fair market value of the land.

Interest Rate Structure

(in thousands of dollars)	2002	2001

Mortgages on rental properties	$ 44,671	$ 46,255
Term bank loan	--	2,009
Convertible debentures (including equity component)	106,783	179,785

Fixed rate debt	$151,454	$228,049

Weighted average interest rate	6.7%	6.9%

Variable rate debt	--	893
Weighted average interest rate	--	5.0%
Bank indebtedness	--	50,833

Total debt	$151,454	$279,775

Total fixed rate debt %	100%	81%
Total variable rate debt %	--	19%

The Company had no floating rate debt outstanding at December 31, 2002 as all bank overdraft facilities had been repaid.

Shareholders’ Equity

Shareholders’ equity as at December 31, 2002 was $106.7 million, compared to $84.0 million in the prior year. The Company maintained its quarterly dividend policy during 2002 declaring $5.1million in dividends, or $0.56 per share. During 2002 the Company maintained a Normal Course Issuer Bid in accordance with the rules of the TSX for the purchase of its common shares from time to time, which Bid expired August 18, 2003. During 2002, the Company did not acquire any shares.

Cash Flow

Cash flow from operating activities was $11.2 million in 2002, compared to $4.4 million in 2001. The cash provided from operating activities, sale of its residential properties, mortgage financing and bank indebtedness had been used to meet the Company’s liquidity requirements, which consisted primarily of property re-leasing costs, maintenance costs and dividends to shareholders, to acquire two new fully-leased office properties and to redeem and repurchase the Company’s convertible debentures.

Research and development, patents, licenses, etc.

Not applicable.

Trend information

See item 5 above.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the names of the nominees, their ages, their municipalities of residence, all major positions and offices with the Registrant and its significant affiliates currently held by them, their principal occupations and business experience, the year they became a director and the approximate number of common shares of the Company (“Common Shares”) beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at March 31, 2004. The information as to Common Shares beneficially held or controlled, not being within the knowledge of the Registrant, has been furnished by the nominees. Officers hold office until the board of directors has elected their successors.

Name (age) and municipality of residence	Number of outstanding common shares beneficially owned or over which control or direction was exercised as at March 31, 2004	Principal occupation and business experience during the past five years, including all other major positions and offices with the Company's significant affiliates

David A. King (66) Toronto, ON Canada		President of David King Corporation, a private investment company. Also Vice-Chairman and Director of Morguard Corporation and Chairman and Trustee of Morguard Real Estate Investment Trust. Director since January 30, 2001.(1)

Wayne P.E. Mang (66) Oakville, ON Canada		President of Mang Enterprises, a private company. Previously President and Director of Russel Metals Inc., a Canadian public company. A director of Wainbee Holdings Ltd., Maverick Tube Corporation, and Vicwest Corporation. Director since May 14, 2003.(1,2)

K. Rai Sahi (57) Mississauga, ON Canada		Chairman and Chief Executive Officer of Morguard Corporation, a Canadian public company. Director since January 30, 2001 and currently Chairman of the Board.

Antony K. Stephens (62) Toronto, ON Canada		President of the Company effective May 1, 2003. A Trustee of, and previously President and Chief Executive Officer, Morguard Real Estate Investment Trust. Vice-Chairman of Morguard Investments Limited, a wholly owned subsidiary of Morguard Corporation. Director since May 14, 2003.

Mark M. Tanz (72) Lyford Cay, Nassau Bahamas	7,143	Consultant, Amcan Financial Consultants. A Director of Morguard Corporation. Director since 1985.

Jack Winberg (52) Toronto, ON Canada	(3) 1,810	Chief Executive Officer of the Rockport Group of Companies, a real estate investment company. Director of ClubLink Corporation. Director since 1991.(2)

Judie Hart (52) Vice-President, Leasing		Vice-President, Leasing of the Company since August 16, 1999. Previously, Director of Leasing for O & Y Enterprise (formerly Counsel Corporation) from September 1989 to August 1999.

Paul Miatello (34) Secretary		Vice-President, Finance and Chief Financial Officer since May 1, 2003 and Secretary of the Company since January 2, 2002. Director of Finance of the Company from August 2000 to April 30, 2003. Controller of Royop Properties Corporation from August 1999 to August 2000. Previously, Manager at PricewaterhouseCoopers LLP.

Notes:
(1)     Member of the Audit Committee
(2)     Member of the Corporate Governance Committee
(3)     Includes shares held by Mr. Winberg, his spouse, and his children.

Compensation of Officers

The table below sets forth the compensation paid by the Company to its President, Chief Financial Officer and the other executive officers of the Company within the meaning of applicable legislation (“Named Executive Officers”, or “NEO’s”), in each case, in respect of the fiscal years 2001, 2002 and 2003. Effective January 1, 2003, the Company entered into a property management and asset agreement (the “Property and Asset Management Agreement”) with Morguard Investments Limited (“MIL”), a wholly owned subsidiary of Morguard Corporation (“Morguard”), which directly and indirectly owns 80% of the Company’s Common Shares. Pursuant to the Property and Asset Management Agreement, MIL provides its employees to the Company to perform all functions, services and tasks formerly provided by the Company’s employees. Accordingly, the Company had no employees as of December 31, 2003 (December 31, 2002 – 78).

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long Term Compensation

						Awards		Payouts

	Year	Salary ($)	Bonus ($)		Other Annual Compensation ($)	Securities Under Options Granted #	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Antony K. Stephens
President(1)	--	--	--		23,333	--	--	--	--

William I. Kennedy	2003	19,167	--		9,596	--	--	--	--
President(2)	2002	230,000	100,000		23,110	100,000	--	--	--
	2001	200,000	75,000	(3)	20,467	75,000	--	--	--

Richard E. Fletcher	2003	66,667	--		14,131	--	--	--	271,855
Vice-President,	2002	200,000	60,000		20,729	75,000	--	--	--
Finance & CFO(4)	2001	200,000	60,000	(3)	19,715	50,000	--	--	--

Paul Miatello	2003	--	--		--	--	--	--	--
Vice-President,
Finance & CFO(5)

Notes:

(1)	Mr. Stephens joined the Company as President on May 1, 2003. Mr.Stephens’ arrangement with the Company provides that he be remunerated only in his capacity as a director, in the amount of $35,000 per annum. Mr. Stephens’ entitlement for the fourth quarter of 2003 was paid on January 14, 2004.

(2)	Mr. Kennedy joined the Company as Vice President on November 1, 2000 and became President on January 1, 2002. Mr. Kennedy employment contract was terminated, by mutual consent, on February 1, 2003. From that time until April 30, 2003, Mr. Kennedy continued as President of the Company without remuneration.

(3)	Bonus amounts were paid during 2002.

(4)	As a result of the property management arrangement with MIL, the Company elected to terminate Mr. Fletcher’s employment agreement without cause effective April 30, 2003. Amounts referred to in “All Other Compensation” represent termination payments made to Mr. Fletcher pursuant to terms of his employment agreement.

(5)	Mr. Paul Miatello, who is an MIL employee, was appointed to the positions of Vice-President, Finance and Chief Financial Officer effective May 1, 2003. Mr. Miatello received no compensation from the Company during the 2003 financial year.

Employment and Termination Contracts

Management functions of the Company are performed by individuals who are not employed by the Company but some of whom have been elected or appointed directors and senior officers of the Company. The Company’s Property and Asset Management Agreement with MIL pursuant to which MIL, and companies affiliated to MIL, provide managerial and consultative services.

The Company had an employment agreement with William I. Kennedy, as its President, effective January 1, 2002, which was terminated by mutual consent on February 1, 2003. From that time until April 30, 2003, Mr. Kennedy continued as President of the Company without compensation. Mr. Kennedy resigned as an officer and director of the Company and its subsidiaries effective April 30, 2003. Mr. Kennedy received no payments under the terms of his employment contract.

The Company had an employment agreement with Richard E. Fletcher providing for annual salary of $200,000, subject to annual review, bonus compensation that shall not exceed 50% of his base compensation and the right to employee stock options under the 1995 Plan. The agreement with Mr. Fletcher provided for usual corporate benefits including broad insurance coverage and the additional payment of 5% of salary to the executive’s or his spouse’s registered retirement savings plan. As a result of the execution of the property management agreement with MIL, the Company elected to terminate Mr. Fletcher’s employment agreement without cause, effective April 30, 2003. Mr. Fletcher received payment under the terms of his employment agreement, as disclosed in the “Summary Compensation Table”.

Property Management and Asset Management Agreement

Under the Property and Asset Management Agreement, MIL is to provide advisory, asset management, management and administrative services, as well as having general responsibility for the overall management of the Company’s properties. Management functions of the Company are performed to a substantial degree by MIL employees. Subject to changes as the Company and MIL might agree, the individuals performing significant management duties on behalf of the Company, along with their place of residence are listed below:

Scott MacDonald, Oakville, Ontario,
Paul Miatello, Toronto, Ontario,
Bart Munn, Toronto, Ontario,
Mark Robinson, Toronto, Ontario, and
Stephen Taylor, Oakville, Ontario.

The initial term of the Agreement was for one year, and is renewable for additional terms of one year, at the option of the Company. MIL may terminate the Agreement by providing written notice to the Company not less than 180 days prior to the end of the then current term, provided that such termination by MIL cannot occur prior to 2005.

The Company paid MIL $970,000 under the terms of the Agreement for the year ended December 31, 2003. The fee payable by the Company is dependant on the performance of its properties and cost savings realized. Under the terms of the property management agreement, MIL assumed the employment obligations of all but three of the Company’s employees. See “Interests of Management and Others in Material Transactions” for a discussion of a $20 million revolving term loan facility made to Morguard. As of December 31, 2003, $20 million was outstanding under this facility.

BOARD PRACTICES

Director’s Term

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. It is proposed that each of the persons whose name appears above be elected as a director of the Company to serve until the close of the next annual meeting of Shareholders or until his successor is elected or appointed. It is intended that on any ballot that may be called for relating to the election of directors, the Common Shares represented by proxies in favour of the nominees will be voted in favour of the election of such persons as directors of the Company, unless a Shareholder has specified in his proxy that his Common Shares are to be withheld from voting in the election of directors. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority shall be exercised to vote the Common Shares represented by such proxies for the election of such other person or persons as directors nominated in accordance with the best judgment of the persons appointed as proxy.

Compensation of Directors

In the year ended December 31, 2003, each director, other than Mr. Stephens, was paid a retainer for his services as a director of $15,000 per annum plus $1,000 for each meeting of the Board or any committee thereof of which he was a member and which he attended.

The Chairman of the Board and the Chairman of each of the Audit Committee and the Corporate Governance Committee received an additional $3,500 per annum. In addition, directors may be paid additional fees for undertaking special assignments on behalf of the Company. During 2003, the total remuneration paid to the directors of the Company for their services amounted to $164,083.

Directors and Officers Liability Insurance

The Company provides insurance for the benefit of the directors and officers of the Company and of certain subsidiaries against liability incurred by them in these capacities. The Company maintains insurance coverage under Morguard’s “Directors and Officers Liability Insurance Policy”, which contains a limit of $15,000,000 for each loss and for all payments in each policy year. The policy provides for a deductible amount of $250,000 in connection with claims brought against the Company. The policy contains certain limitations with respect to claims in connection with pollution and with liabilities resulting from or contributed to by the fraud or dishonesty of a director, officer, or employee. The annual premium for 2003 was $77,760.

Committees of the Board of Directors

To effectively carry out certain of its responsibilities, the Board of Directors has delegated some of its duties to specific committees of the Board. The existing Committees and their responsibilities are as follows:

Audit Committee

The Audit Committee currently consists of Messrs. Bullock, King, and Mang, each of whom are unrelated directors. Following the Meeting, Mr. Bullock will no longer be a director of the Company.

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

5.	Review with the external auditors any audit issues, problems or difficulties and management’s response thereto,

6.	Establish and maintain procedures for the receipt and treatment of complaints concerning accounting or auditing matters and procedures for the confidential submission by employees (or, in the case of services provided to the Company by third parties, whether related or not, by employees of the third party service provider) of concerns regarding accounting or auditing,

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

Corporate Governance Committee

The Corporate Governance Committee currently consists of Messrs. Bullock, Mang, and Winberg. Following the Meeting, Mr. Bullock will no longer be a director of the Company. The role of the Corporate Governance Committee is to:

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

Report on Executive Compensation

Effective May 1, 2003, the Named Executive Officers of the Company were Messrs. Stephens and Miatello. Mr. Stephens is remunerated only in his capacity as a director of the Company, in the amount of $35,000 per annum. Mr. Miatello is an MIL employee for whom the Company pays no salary or other remuneration.

In accordance with the requirements in Multi-lateral Policy 51-102, approved on February 16, 2004, the Company is required to provide a report on executive compensation. Given the current circumstances of the Company, as previously described, the report provided relates only to former executives of the Company. The executive compensation objectives of the Company were to provide compensation levels necessary to attract and retain high-quality executives and to motivate key executives to contribute to the interests of the shareholders.

Base Salary

Individual compensation arrangements are based on performance, level of responsibility, internal equity considerations and the Company’s financial performance. The Corporate Governance Committee also reviews and gives consideration to compensation information of other public real estate companies.

Bonus

The Corporate Governance Committee recommends bonuses for senior management as a part of their compensation, in amounts that take into consideration extraordinary efforts or results.

Long Term Incentives

The Company motivates executive officers and other employees of the Company to act in the interests of shareholders through the use of the 1995 Plan. This plan provides compensation over a number of years, which is dependent upon value created for shareholders through appreciation in the market price of the Company’s Common Shares. In 2003, no share options were granted.

Submitted by the Corporate Governance Committee: Jack Winberg, James R. Bullock and Wayne P.E. Mang.

Share Option Plan

The Amended and Restated Share Option Plan of the Company (the “1995 Plan”) was established to advance the interest of the Company by providing key employees, officers, directors and consultants of the Company and its subsidiaries with the opportunity, through share options, to acquire an increased proprietary interest in the Company.

The 1995 Plan is administered by the Board of Directors and the number of Common Shares that may be issued at any time pursuant to options granted under the 1995 Plan is limited to 928,571 Common Shares. The limit was adjusted due to the consolidation of Common Shares that occurred on June 20, 2003.

No share options were granted under the 1995 Plan to any of the NEO’s during the fiscal year ended December 31, 2003.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	No. of Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at fiscal year -end (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at fiscal year -end ($) Exercisable/ Unexercisable*

Antony K. Stephens	--	--	--	--

William I. Kennedy	3,571	27,125	9,524/14,286	8,191/4,095

Richard E. Fletcher	4,771	35,788	7,143/3,571	6,143/3,071

Paul Miatello	714	5,600	2,857/1,429	2,457/1,229

*    Closing price of the Common Shares on December 31, 2003 was $11.85.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

Holders of over 5% of the Registrant’s Common Shares as of January 31, 2004 are as follows:

Name of holder	Number of common shares	Percent of class

Morguard Corporation *	7,336,315	80%

Number of shares in Canada	9,102,293
Number of shareholders in Canada	264

*    Held directly and through its wholly-owned subsidiary, 3391361 Canada Inc.

All the shareholders, including the major shareholder listed above has the same voting rights, as described in Item 10.

Related party transactions

Indebtedness of Directors, Executive Officers and Others

As at March 31, 2004, there was no indebtedness from current and former officers or directors of the Company to the Company or its subsidiaries, nor does the Company or its subsidiaries provide any guarantee, support or other similar arrangement to the indebtedness of any such directors or officers to another entity.

Interests of Management of the Company and Others in Material Transactions

No director or officer of the Company, nor any security holder of record, other than as described below, as of March 31, 2004, who to the knowledge of the Company and its directors and officers, beneficially owned, directly or indirectly or exercised control or direction over more than 10% of the outstanding Common Shares, or to the knowledge of the Company and its directors and officers, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since January 1, 2003 or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as described below or elsewhere in this Annual Report.

Effective January 1, 2003, the Company entered into a property management and asset management agreement with MIL, under which MIL provides services to the Company. See “Property Management and Asset Management Agreement” above for further details.

During 2003, the Company advanced $20,000,000, pursuant to a revolving loan agreement on an unsecured basis to Morguard, which directly or indirectly owns 80% of the Company’s Common Shares. The demand loan is interest bearing at the 30-day banker’s acceptance rate plus 175 basis points that Morguard pays to a Canadian chartered bank on similar borrowings.

ITEM 8 – FINANCIAL INFORMATON

Consolidated Statements and Other Financial Information

Financial information has been reported in Item 17 of this annual report.

Dividend policy

The Company maintains a policy of distributing a quarterly dividend to common shareholders. Information on dividends paid in prior years can be found elsewhere in this annual report.

Significant Changes

None reportable.

ITEM 9 – THE OFFER AND LISTING

Listing Details

The following is a summary of prices per Common Share on the Toronto Stock Exchange, the principal market for these shares. The Company’s Common Shares are also listed on the NASD OTC Bulletin Board.

(in Canadian dollars)	2003	2002	2001	2000	1999

High	$12.18	$13.23	$24.50	$16.94	$20.30
Low	10.50	10.36	9.80	12.60	13.65

	2004	2003				2002

(in Canadian dollars)	1st Qr	4th Qr	3rd Qr	2nd Qr	1st Qr	4th Qr	3rd Qr	2nd Qr	1st Qr

High	$13.30	$11.85	$11.80	$12.18	$11.90	$12.18	$12.25	$12.60	$13.23
Low	11.50	11.00	10.91	10.50	10.78	10.50	10.85	11.20	10.36

	2004			2003

(in Canadian dollars)	Mar.	Feb.	Jan.	Dec.	Nov.	Oct.

High	$13.30	$12.58	$12.30	$11.85	$11.45	$11.40
Low	11.86	11.77	11.50	11.18	11.00	11.13

ITEM 10 – ADDITIONAL INFORMATION

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

The Company had issued three series of debentures, which are convertible into common shares under differing terms and conditions. Only one series of debentures is outstanding at December 31, 2003. The series of outstanding debentures is fully described in Note 7 to the financial statements. See “Item 17, Financial Statements”. In addition, members of the Board of Directors and Senior Management of the Company hold options granted under the stock option plan instituted by Revenue Properties Company Limited. See “Compensation” and “Share Ownership” in Item 6.

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

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

Documents on Display

A copy of the most recent Annual Report of the Company on Form 20-F under the Securities Exchange Act of 1934, Annual Report, including comparative financial statements for the year ended December 31, 2003, together with a report of the auditors thereon, subsequent interim financial statements of the Company, and a Notice of Intention to make a Normal Course Issuer Bid for Common Shares are available on (i) SEDAR at www.sedar.com and (ii) on EDGAR at www.edgar.com and are otherwise available (without charge to shareholders) upon request to the Secretary of the Company at its head office at The Colonnade, 131 Bloor Street West, Suite 300, Toronto, Ontario, M5S 1R1, telephone no. (416) 963-8100. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at established rates.

Subsidiary Information

Not applicable.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company expects to face the following risks in the normal course of its operations.

Operating Risk

The Company’s primary business is the ownership and operation of a portfolio of commercial properties. The income stream, generated by tenants paying rent, can be affected by general and local economic conditions and by a change in the credit and financial stability of tenants. The Company may be adversely affected if tenants become unable to meet their financial obligations under their leases.

The Company’s retail properties generated 82% of the rental income, of which the three core retail properties in the Greater Toronto Area generated 73%. The Company’s high-quality portfolio and active leasing program are mitigating factors to this risk. The two office properties acquired at the end of 2002 are fully leased for a 15-year term to a Canadian financial institution with the intent of limiting leasing and tenant credit risk to the Company.

Reliance on Anchor Tenants

Retail shopping centers traditionally rely on anchor tenants (department store, junior department stores or grocery stores) as a source of significant revenue and in terms of generating traffic for the mall. Accordingly, the risk is present that an anchor tenant will move out or experience a failure, which would have a negative impact on the subject property.

Financing Risk

The Company’s long-term debt, including convertible debentures at December 31, 2003, was $166.4 million, compared to $151.5 million a year earlier. The only significant debt maturing over the next three years is the 7.0% subordinated convertible debentures, which can be repaid in common shares, at the Company’s option. Interest rate fluctuations have been eliminated at December 31, 2003, as all long-term debt is fixed-rate. The Company will be subject to the risks associated with debt financing, including the risk that mortgages and credit facilities secured by the Company’s properties will not be able to be re-financed or that the terms of such re-financing will not be as favourable as the terms of existing indebtedness. The Company manages this risk by attempting to appropriately stagger timing of debt maturities to minimize the amount of debt expiring in any given year.

Relative Liquidity of Real Estate

Real estate is not considered to be a liquid investment, as it requires a reasonable sales period and normal market conditions to generate multiple bids to complete the sales process. The characteristics of the property being sold and general and local economic conditions can affect the time to complete the sales process.

Foreign Exchange Risk

The Company has a net US dollar position of US$13.5 million. At December 31, 2003, the Canadian dollar value was US77.13 cents compared to US63.39 cents a year earlier. The average exchange rate for the year was US71.39 cents compared to US63.69 cents in 2002. The Company holds certain portfolio investments and notes receivable in US dollars.

FOREIGN EXCHANGE – Balance sheet position

	Carrying amount at December 31, 2003

(000's of Canadian dollars)	US$	Canadian $

Portfolio investments	$11,478	$14,881
Mortgages and advances receivable	787	1,021

The monthly high and low spot rates for the Canadian dollar equivalent of the United States dollar as reported by the Federal Reserve Bank of New York were as follows:

	March 2004	Feb. 2004	Jan. 2004	Dec. 2003	Nov. 2003	Oct. 2003

High	$0.7652	$0.7631	$0.7867	$0.7726	$0.7698	$0.7669
Low	0.7448	0.7450	0.7519	0.7478	0.7471	0.7434

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

DEBT OBLIGATIONS – December 31, 2003 Expected Maturity Date

LONG-TERM DEBT

	Expected maturity date

(000's of Canadian dollars)	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

Fixed rate debt	$2,206	$2,665	$3,999	$20,717	$2,675	$54,390	$86,652	$87,226
Weighted average interest rate	6.75%	6.74%	7.26%	6.57%	6.72%	6.71%	6.70%

CONVERTIBLE DEBENTURES

	Expected maturity date

(000's of Canadian dollars)	2004	2005	2006	Total	Fair Value

Fixed rate debt	$ --	$ --	$79,700	$79,700	$80,656
Weighted average interest rate	--	--	7.00%	7.00%

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2003. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the year, the design and operation of the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes to Internal Controls and Procedures for Financial Reporting

During the period covered by this annual report there were no significant changes to the Company’s internal control over financial reporting or in other factors that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16 (RESERVED)

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Wayne P.E. Mang, a Chartered Accountant, has appropriate qualifications to be designated as the Company’s Audit Committee financial expert. For the purposes of this section, an audit committee financial expert means that the following qualifications are met:

1)	An understanding of generally accepted accounting principles and financial statements,

2)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves,

3)	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities,

4)	An understanding of internal controls over financial reporting, and

5)	An understanding of Audit Committee functions.

ITEM 16B – CODE OF ETHICS

The Company has adopted a “Code of Conduct and Conflict of Interest Guidelines” which is applicable to all directors, including the President. The Company has also adopted a “Code of Business Conduct and Ethics” which is applicable to all employees of MIL, including the Chief Financial Officer. Copies of the Code of Conduct and Conflict of Interest Guidelines and the Code of Business Conduct and Ethics may be obtained free of charge by writing to Revenue Properties Company Limited, Suite 300, 131 Bloor Street West, Toronto, Ontario, M5S 1R1, Attention: Secretary.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP (“E&Y”) has served as the Company’s auditors since September 24, 2003. Prior to E&Y’s appointment the Company’s auditors were KPMG LLP.   The auditor is elected annually at the Annual General Meeting. The Audit Committee will propose to the Annual General Meeting convening on May 18, 2004 that E&Y be elected as the auditor for 2004.

The following table presents the aggregate fees for professional services and other services rendered by E&Y and KPMG in 2003 and 2002.

(in thousands of dollars)	2003	2002

AUDIT FEES
Ernst & Young – 2003 year-end audit	$ 129	$ --
KPMG - 2002 year-end audit	--	184
AUDIT-RELATED FEES
Ernst & Young	9	--
KPMG	30	16
TAX FEES
KPMG	213	236
ALL OTHER FEES
KPMG	6	--

Total	$ 387	$ 436

Audit Fees consist of fees billed for the annual audit and quarterly review of the Company’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include a provision for the review of documents filed with the SEC. The fees for the 2003 year-end audit have not billed until 2004; the fees for the 2002 year-end audit were not billed until 2003.

Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews; review of security controls and operational effectiveness of systems; due diligence related to acquisitions; and employee benefit plan audits.

Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, deductibility of interest, common share redemptions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; consultation and planning services.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

The Audit Committee of the Company is responsible for the oversight of the Company’s independent auditor’s services. The Audit Committee’s policy is to pre-approve all audit services provided by E&Y. These services may include audit services, audit-related services, tax services and other services, as described below. In such an event, the Audit Committee sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved on an individual basis. E&Y and management then report to the Audit Committee on a quarterly basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of the Company’s shares by Revenue Properties Company Limited during 2003.

Period	Total number of shares purchased	Average price paid per share	Total number of shares shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under the plan

December 1 to December 31, 2003	33,000	$11.67	33,000	427,000

On August 25, 2003, the Company filed and The Toronto Stock Exchange accepted a Notice of Intention to Make a Normal Course Issuer Bid to acquire through the facilities of The Toronto Stock Exchange up to 460,000 of its outstanding common shares, representing approximately 5% of the outstanding as at August 15, 2003.

On August 15, 2002, the Company filed and The Toronto Stock Exchange accepted a Notice of Intention to Make a Normal Course Issuer Bid to acquire through the facilities of The Toronto Stock Exchange up to 1,000,000 of its outstanding common shares, representing approximately 1.6% of the outstanding as at August 12, 2002. During 2002 the Company did not acquire any shares.

PART III

ITEM 17 – FINANCIAL STATEMENTS

(A)	Consolidated Statements and Other Financial Information	Page Number

	Auditors’ Report	37
	Consolidated Balance Sheets	38
	Consolidated Statements of Income	39
	Consolidated Statements of Deficit	40
	Consolidated Statements of Funds from Continuing Operations	40
	Consolidated Statements of Cash Flow	41
	Notes to Consolidated Financial Statements	42 - 57

ITEM 19 – EXHIBITS
	Certification of President	58
	Certification of Chief Financial Officer	59
	Certification of President pursuant to Title 18, United States Code,	60
	Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act
	of 2002
	Certification of Chief Financial Officer pursuant to Title 18, United States Code,	61
	Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act
	of 2002

	Financial Statement Schedules
	Schedule III – Real estate and accumulated depreciation	63 - 64

AUDITORS’ REPORT

To the Board of Directors,
Revenue Properties Company Limited:

We have audited the consolidated balance sheet of Revenue Properties Company Limited as at December 31, 2003 and the consolidated statements of income, deficit, cash flow from continuing operations and cash flow for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2002, were audited by other auditors whose report dated February 21, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada
February 20, 2004

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
As at December 31

(in thousands of Canadian dollars)	Note	2003	2002

ASSETS
Rental properties	3	$159,687	$161,962
Land held for development and sale		7,678	6,787
Cash and cash equivalents		2,784	5,700
Portfolio investments		27,480	28,985
Mortgages and loans receivable	4	31,607	5,318
Other assets	5	3,042	4,216

		$232,278	$212,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt	6	$ 86,652	$ 44,671
Convertible debentures	7	14,102	44,408
Bank indebtedness	8	5,837	--
Accounts payable and accrued liabilities		8,419	11,295
Future income tax liability	14	8,530	5,899

		123,540	106,273
Commitments and contingencies	13, 15
Shareholders' equity	10	108,738	106,695

		$232,278	$212,968

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31

(in thousands of Canadian dollars, except per share amounts)	Note	2003	2002	2001

RENTAL OPERATIONS
Revenue		$ 49,098	$ 55,269	$ 60,519
Property operating expenses		23,565	32,003	37,593

		25,533	23,266	22,926

REAL ESTATE SALES
Sales		1,186	10,010	1,865
Cost of sales		777	8,887	1,689

		409	1,123	176

Other operating expenses (income):
Interest		8,285	8,959	19,744
General and administrative		2,993	4,522	5,044
Interest and other income		(4,240)	(395)	(1,715)
Foreign exchange loss		2,330	520	(164)
Depreciation and amortization		4,703	5,372	5,667

		14,071	18,978	28,576

OPERATING INCOME (LOSS)		11,871	5,411	(5,474)

Gain on sale of rental properties		--	30,199	--
Reduction of foreign currency translation account	2	--	10,520	18,487
Loss on redemption and repurchase of convertible debentures	7	(338)	(992)	--
Gain on sale of shares of PNP		--	--	33,863
Diminution in value of real estate assets		--	--	(9,530)
Penalty on early debt repayment		--	--	(3,139)

		11,533	45,138	39,681

Earnings of PNP
Equity of earnings		--	--	12,018
Dividend income		--	--	1,935

INCOME FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES		11,533	45,138	48,160

Income taxes
Current		1,546	119	3,728
Future		2,631	7,083	1,900

	14	4,177	7,202	5,628

INCOME FROM CONTINUING OPERATIONS		7,356	37,936	42,532
Loss from discontinued operations	19	--	(575)	1,144

NET INCOME		$ 7,356	$ 37,361	$ 43,676

Per basic and diluted common share	10,11
Income per common share from continuing operations
Basic		$ 0.38	$ 3.76	$ 4.34
Diluted		$ 0.38	$ 2.27	$ 2.12
Income per common share
Basic		$ 0.38	$ 3.70	$ 4.46
Diluted		$ 0.38	$ 2.24	$ 2.17
Weighted average number of shares (in thousands)
Basic		9,206	9,163	9,059
Diluted		9,214	17,503	21,694

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
Years ended December 31

(in thousands of Canadian dollars)	2003	2002	2001

Deficit at beginning of year	$146,224	$174,981	$112,071
Net income	(7,356)	(37,361)	(43,676)
Dividends	5,151	5,132	7,564
Special dividend	--	--	95,769
Settlement of convertible debentures	3,836	3,472	3,253

Deficit at end of year	$147,855	$146,224	$174,981

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FUNDS FROM CONTINUING OPERATIONS
Years ended December 31

(in thousands of Canadian dollars)	2003	2002	2001

Income from continuing operations	$ 7,356	$ 37,936	$ 42,532
Add (deduct) non-cash items:
Depreciation and amortization	4,941	5,657	6,301
Future income taxes	2,631	7,083	1,900
Gain on sale of portfolio investments	(392)	(133)	--
Loss on redemption and repurchase of convertible debentures	338	992	--
Gain on sale of rental properties	--	(30,199)	--
Reduction of foreign currency translation account	--	(10,520)	(18,487)
Gain on sale of shares of PNP	--	--	(33,863)
Diminution in value of real estate assets	--	--	9,530
Penalty on early debt repayment	--	--	3,139
Undistributed profit of equity accounted PNP	--	--	(2,083)
Other	(561)	62	1,064

FUNDS FROM CONTINUING OPERATIONS	$ 14,313	$ 10,878	$ 10,033

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31

(in thousands of Canadian dollars)	2003	2002	2001

OPERATING ACTIVITIES
Funds from continuing operations	$ 14,313	$ 10,878	$ 10,033
Re-leasing costs	(562)	(1,484)	(1,733)
Amortization of discount of convertible debentures	244	684	1,596
Net change in other assets and liabilities	(406)	1,490	(7,543)

	13,589	11,568	2,353
Cash flow from discontinued operations	--	(359)	2,043

	13,589	11,209	4,396

INVESTING ACTIVITIES
Acquisition and development of rental properties	(1,820)	(90,776)	(15,018)
Net proceeds from sales of rental properties	--	101,520	355
Net proceeds from (investment in) properties
held for development and sale	(119)	4,449	(2,135)
Portfolio investments - acquisitions	(34,140)	(44,378)	--
- settlement and sales	32,033	15,393	--
Loan to Morguard Corporation	(20,000)	(20,000)	--
Repayment of loan to Morguard Corporation	--	20,000	--
Loans receivable	(8,497)	--	--
Change in restricted cash	343	(334)	5,750
Net proceeds from sale of PNP shares	--	--	381,858

	(32,200)	(14,126)	370,810
Net proceeds from discontinued operations	--	14,882	(1,478)

	(32,200)	756	369,332

FINANCING ACTIVITIES
Repayment of mortgage principal and bank indebtedness	(2,020)	(72,742)	(169,520)
Redemption and repurchase of convertible debentures	(23,117)	(71,064)	(602)
Proceeds of mortgage financing and bank indebtedness	49,837	20,000	44,990
Dividends paid	(5,151)	(5,132)	(103,333)
Repurchase of capital stock	(389)	--	(6,405)
Issue of capital stock	223	185	3,019
Settlement of convertible debentures	(3,836)	(3,472)	(3,253)

	15,547	(132,225)	(235,104)

TOTAL CASH PROVIDED (USED)	(3,064)	(120,260)	--
Effect of foreign currency translation on cash balances	148	(484)	(15,566)
Cash and cash equivalents at beginning of year	5,700	126,444	(250,670)

Cash and cash equivalents at end of year	$ 2,784	$ 5,700	$ 123,058

Supplemental cash flow information:
Cash interest paid	$ 11,950	$ 13,027	$ 23,463
Cash income taxes paid	2,192	(1,980)	9,794
Cash interest received	2,922	1,258	2,658

The Company’s share of proceeds from real estate sales was $10,010 in 2002, $1,865 in 2001, satisfied by mortgages receivable $3,148 in 2002, $1,585 in 2001, and cash for the balance.

The Company purchased 50% of Prairie Mall not already owned for $21,820, in 2001, satisfied by assumption of the mortgage of $12,214 and cash for the balance.

The accompanying notes form an integral part of these financial statements

REVENUE PROPERTIES COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

(Tabular amounts are in thousands of Canadian dollars, except per share amounts)

Revenue Properties Company Limited (the “Company”) is engaged primarily in the ownership and operation of rental properties in Canada.

1.    CHANGE IN ACCOUNTING POLICY

In 2003, the Company prospectively adopted the Canadian Institute of Chartered Accountants (“CICA”) new recommendation regarding the expensing of share options. The new standard requires the fair value of share options granted on or after January 1, 2003 to be recognized over the applicable share option vesting period as compensation expense in general and administrative expenses in the consolidated statement of income and contributed surplus in the consolidated balance sheet. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to capital stock. The Company did not issue share options during 2003.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s accounting policies and its standards of financial disclosure are in accordance with the recommendations of the CICA and the Canadian Institute of Public and Private Real Estate Companies.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of the assets, liabilities, revenues, expenses, and cash flows of incorporated and unincorporated joint ventures. During 2002, the Company sold its investment in gaming that had been classified as discontinued operations as described in Note 19.

All inter-company accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. In determining estimates of net recoverable amounts and net realizable values for its real estate assets, the assumptions underlying estimated values are limited by the availability of comparable data and the uncertainty of predictions concerning future events. Should the underlying assumptions change, actual results could differ from the estimated amounts.

Asset valuation

(i)    Rental properties

Rental properties are carried at the lower of depreciated cost and net recoverable amount. Net recoverable amount represents the estimated future cash flow expected to be received from the use and residual value of the property. Cost includes interest, realty taxes, and other carrying charges, applicable general and administrative expenses incurred in the pre-development and construction periods and initial leasing costs. Properties held for sale are recorded at the lower of cost and net realizable value, which is the estimated selling price less costs of disposition. Major capital expenditures, such as building improvements and renovations, which extend the useful life of a rental property are amortized over the estimated useful life.

(ii)     Land held for development and sale

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

Revenue recognition

(i)    Rental properties

Revenues from rental properties include rent from tenants under lease agreements, percentage participation rents, property tax and operating cost recoveries, parking income and incidental income. Leases which include contractual increases in basic rents are accounted for on a straight-line basis. Percentage participation rent is recognized after the minimum sales level has been achieved in accordance with each lease.

(ii)     Real estate sales

Income from the sale of land and rental properties is recognized when all material conditions of have been fulfilled, at least 15% of the purchase price has been received and the ultimate collection of the proceeds is reasonably assured.

Recoverable repair costs

Major recoverable repair costs are deferred and subsequently recovered from tenants over varying periods up to 10 years.

Deferred expenses

Leasing costs are amortized on a straight-line basis over the terms of the leases to which they relate.

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

In 2003, the Company changed its accounting policy for share based compensation. Beginning in 2003, the fair value of share options granted to employees and directors is recognized as compensation expense over the applicable vesting period. Any consideration paid by employees or directors on exercise of share options is credited to capital stock along with the related accumulated contributed surplus amount. The required pro forma disclosures for all share options issued between January 1, 2002 and December 31, 2002 is included in note 12.

Portfolio investments

The portfolio of marketable securities is carried at cost plus accrued interest of $213,000. In the event of a decline in the value of the portfolio, the investment will be written down to recognize the loss. The market value of such securities was $29,944,000 at December 31, 2003.

Foreign exchange

On December 31, 2002, the Company completed the sale of substantively all of its net investment in the United States. Accordingly, effective January 1, 2003, the remaining foreign operations were accounted for as integrated operations. Foreign cash balances and amounts receivable or payable in foreign currencies are translated into Canadian dollars at the rates of exchange prevailing at the year-end. Revenue and expenses are translated at the rates of exchange prevailing on the transaction date. Any resulting gains or losses are included in the determination of net loss for the year.

During 2002 and 2001, there was a reduction in the Company’s net investment in the foreign operations. As a result, $10,520,000 in 2002 (2001: $18,487,000) of the foreign currency translation account was included in income.

	2003	2002	2001

Canadian dollar to United States dollar exchange rates:
- December 31	$0.7713	$0.6339	$0.6278
- Average during year	$0.7139	$0.6369	$0.6457
United States dollar to Canadian dollar exchange rates:
- December 31	$1.2965	$1.5776	$1.5928
- Average during year	$1.4008	$1.5702	$1.5486

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

Financial instruments

The Company does not acquire, hold, or issue derivative financial instruments for trading purposes.

3.    RENTAL PROPERTIES

	2003	2002

Land	$ 21,680	$ 21,680
Buildings and improvements	176,267	174,420

	197,947	196,100
Accumulated depreciation	(38,260)	(34,138)

	$ 159,687	$ 161,962

4.    MORTGAGES AND LOANS RECEIVABLE

	2003	2002

Mortgages and notes receivable	$ 1,526	$2,297
Loan receivable from Morguard Corporation	20,077	--
Loans receivable	8,555	--
Advances receivable, non interest bearing	1,449	3,021

	$31,607	$5,318

Mortgages, notes and advances receivable bear interest at rates which vary from 0% to 8% (weighted average rate 5.2%) and are to be repaid as follows:

2004	$30,586
2005 and subsequent	1,021

$31,607

5.    OTHER ASSETS

	2003	2002

Restricted cash	$ 57	$ 401
Accounts receivable	1,009	2,147
Prepaid expenses and sundry assets	1,976	1,668

	$3,042	$4,216

Restricted cash is restricted by debt or joint venture agreements and is not available to be used for the general purposes of the Company.

6.    LONG-TERM DEBT

	2003	2002

Mortgages on rental properties	$86,652	$44,671

Fixed interest rate debt	$86,652	$44,671
Range of interest rates at December 31	6.55-8.52%	6.55-8.52%
Weighted average interest rate at December 31	6.70%	6.72%
Principal payments are due as follows
2004	$ 2,206
2005	2,665
2006	3,999
2007	20,717
2008	2,675
2009 and subsequent	54,390

	$86,652

For the year ended December 31, 2003, interest expense related to debt having an initial term of longer than one year was $8,135,000.

A significant percentage of the Company’s rental properties and related rental revenues have been pledged as collateral for the long-term debt.

Certain of the Company’s debt agreements require the Company to maintain minimum financial covenants.

7.    CONVERTIBLE DEBENTURES

The Company issued three series of convertible debentures of which only one series is outstanding at December 31, 2003. The convertible debentures are summarized below. The conversion prices were adjusted effective October 19, 2001 as a result of the payment by the Company of a special dividend of $1.50 per common share.

Issue amount – $85,000,000 ($79,700,000 and $79,715,000 outstanding at December 31, 2003 and 2002 respectively) bearing interest at 7% per annum, payable semi-annually and maturing December 31, 2006. Interest payments are payable in cash. Principal due on maturity or redemption is payable, at the Company’s option, in either cash or common shares.

The debentures are unsecured and are convertible into common shares at a price of $12.18 per common share at any time prior to the earlier of December 31, 2006 and the last business day immediately preceding the date specified for redemption.

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

The issue amount for the convertible debenture has been allocated between a liability component and an equity component (paid-in capital). The liability component has been calculated, effective the date of issue, by discounting the mandatory cash payments of principal and interest under the terms of the debenture. The discount rate used reflects the interest rate that would have been exigible had the Company issued a pure debt instrument of a similar term. Recorded interest expense related to the convertible debentures is determined by applying the discount rate to the outstanding liability component, while the differential between the recorded interest expense and the interest payment is recorded as settlement of convertible debentures in the consolidated statement of deficit. The principal due on maturity of the issue referred to above has not been included in the calculation of the respective liability since the Company has the option to settle the principal amount in common shares.

The equity component is the arithmetic difference between the amount issued and the calculated liability component referred to above, adjusted for issue costs.

Issue amount – US$35,000,000 (nil and US$17,158,000 outstanding at December 31, 2003 and 2002 respectively) issued in US funds, bearing interest at 6% per annum, payable semi-annually.

In July 2003, the Company redeemed and cancelled all of the remaining 6% convertible debentures, which were to mature March 1, 2004. The debentures were redeemed at US$1,021.21 per US$1,000 principal amount, being an amount equal to the principal amount of the debentures plus accrued interest . The redemption resulted in a non-cash loss of $338,000.

The components of the convertible debentures are classified as follows:

2003		2003		2002
Principal	Maturity date	Liability	Paid-in capital	Liability	Paid-in capital

$79,700	December 31, 2006	$14,102	$64,041	$17,942	$60,216
--	March 1, 2004	--	--	26,466	4,597

$79,700		$14,102	$64,041	$44,408	$64,813

8.    BANK INDEBTEDNESS

At December 31, 2003, the Company’s unused line of credit for general corporate purposes was $8,200,000 (2002: $2,200,000).

The interest rate on any borrowings under the line of credit is 0.50% (2002: 0.35%) above the prime interest rate charged by a Canadian chartered bank. The line of credit is secured by a demand debenture and a first mortgage on one of the Company’s properties.

9.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, mortgages and advances receivable, accounts receivable, bank and other indebtedness and accounts payable and accrued liabilities approximates fair value due to the short-term maturity of these instruments. Financial instruments with a carrying value different from their fair value include the following:

	2003		2002

	Carrying value	Fair value	Carrying value	Fair value

Portfolio investments	$27,480	$29,944	$28,985	$29,830
Long-term debt	86,652	87,226	44,671	45,921
Convertible debentures	79,700	80,656	106,783	103,719

The fair value of long-term debt is based upon discounted future cash flows using discount rates that reflect current market conditions for instruments having similar terms and conditions. The fair value of portfolio investments and convertible debentures is estimated based on published bid prices.

10.    SHAREHOLDERS’ EQUITY

Shareholders’ equity consists of the following:

	2003	2002

Capital stock – common shares	$ 140,555	$ 140,706
Paid-in capital – convertible debentures (see Note 7)	64,041	64,813
Contributed surplus	50,393	45,796
Foreign currency translation adjustment	1,604	1,604
Deficit	(147,855)	(146,224)

	$ 108,738	$ 106,695

Capital stock – authorized

First preference shares – Unlimited number of shares, issuable in series
Second preference shares – Unlimited number of shares, issuable series
Third preference shares – Unlimited number of shares, issuable in series
Common shares – Voting, unlimited number of shares

Capital stock – issued and outstanding

Share consolidation

On June 20, 2003 the issued and outstanding common shares of the Company were consolidated on the basis of seven pre-consolidation shares for one post-consolidation share. Income per share and common shares outstanding for comparative purposes have been restated. Common shares outstanding as at January 1, 2001, December 31, 2001 and December 31, 2002 were 63,951,828, 63,868,548 and 64,157,512 respectively before the share consolidation.

Changes in the Company’s issued capital stock during the two-year period ended December 31, 2003 were as follows:

	Common shares

	Shares	Amount

January 1, 2001	9,140	$ 139,403
Issued on conversion of debentures	164	3,682
Issued on exercise of stock options	191	3,019
Purchased and cancelled	(367)	(5,594)

December 31, 2001	9,128	$ 140,510
Issued on conversion of debentures	1	11
Issued on exercise of stock options	40	185

December 31, 2002	9,169	$ 140,706
Issued on exercise of stock options	46	191
Issued on conversion of debentures	1	15
Subscription	3	32
Purchased and cancelled	(33)	(389)

December 31, 2003	9,186	$ 140,555

The following table represents the maximum number of common shares that would be outstanding if all of the outstanding share options and subordinated convertible debentures as at December 31, 2003 and 2002 were exercised or converted:

	2003	2002	2001

(in thousands)	Shares	Shares	Shares

Weighted average number of common shares issued
and outstanding, December 31	9,186	9,169	9,128
Issued on conversion of debentures	7,238	8,300	12,555
Issued on exercise of share options	79	201	178

Total	16,503	17,670	21,861

Contributed surplus

	2003	2002	2001

At January 1	$45,796	$35,282	$ 36,093
Premium paid on common shares purchased for cancellation	--	--	(811)
Redemption of debentures	4,597	10,514	00

At December 31	$50,393	$45,796	$ 35,282

11.    INCOME PER SHARE

The following tables set forth the computation of per share amounts using the treasury stock method:

		2003	2002	2001

(i)	Basic income
	Income from continuing operations	$ 7,356	$ 37,936	$ 42,532
	Provision for settlement of convertible debentures	(3,836)	(3,472)	(3,253)

	Income from continuing operations available to common shareholders	3,520	34,464	39,279
	Loss from discontinued operations	--	(575)	1,144

	Net income available to common shareholders	$ 3,520	$ 33,889	$ 40,423

(ii)	Diluted income
	Income from continuing operations available to common shareholders	$ 3,520	$ 34,464	$ 39,279
	Imputed interest on liability component of convertible debentures, net of tax	--	5,279	6,706

	Diluted income from continuing operations available to common shareholders	3,520	39,743	45,985
	Loss from discontinued operations	--	(575)	1,144

	Diluted net income available to common shareholders	$ 3,520	$ 39,168	$ 47,129

(iii)	Denominator
	Weighted average basic shares outstanding	9,206	9,163	9,059
	Unexercised options	8	40	82
	Effect of convertible debentures	--	8,300	12,555

	Diluted shares outstanding	9,214	17,503	21,696

In calculating 2002 and 2001 diluted income per share, 72,000 and 3,600 common share options respectively were excluded from the calculations, as the weighted average exercise price of $13.30 and $16.45 per share respectively was in excess of the average trading price. In 2003, all share options were included in the calculation of diluted income per share, as the exercise prices were below the average trading price.

12.    SHARE BASED COMPENSATION PLAN

The Company has a stock option plan pursuant to which no more than 929,000 common shares may be issued at any time. The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. Options vest over a three-year period commencing with the date of grant. The exercise prices range from $3.15 to $10.99 after restatement for the stock consolidation described in Note 10.

There have been no share options granted in 2003. For share options issued in 2002, if the Company had adopted the fair value based method of accounting for its share option plan, the following changes would have occurred:

	2003	2002

Increase to pro forma compensation expense	$ 116	$ 116
Decrease to income per share
Basic	$0.01	$0.01
Diluted	$0.01	$0.01

The grant-date fair value of options granted during the year ended December 31, 2002 was estimated using the Black-Scholes option pricing model incorporating the following assumptions: expected dividends of 8 cents per share; expected volatility of 48%; risk-free interest rate of 5.3%; and expected option life of 5 years.

A summary of the status of the Company’s share option plan as of December 31, 2003 and the changes during the period then ended is presented below. The amounts in the table below have been restated to account for the stock consolidation described in Note 10.

		2003		2002		2001

(in thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at beginning of year	201	$ 9.84	177	$ 8.23	382	$19.08
Granted	--	--	78	$10.99	104	$14.22
Exercised	(47)	$ 4.13	(40)	$ 4.55	(191)	$15.82
Forfeited	(75)	$13.18	(14)	$11.06	(118)	$20.30

Outstanding at end of year	79	$ 9.99	201	$ 9.84	177	$ 8.23

Options exercisable at year end	56	$ 9.58	122	$10.85	98	$11.97

For options outstanding as at December 31, 2003, the range of exercise prices and the weighted average exercise price are as follows:

(in thousands, except per share amounts) Exercise price	Number of share options- exercisable / total	Weighted average exercise price- exercisable / total	Weighted average remaining life

$3.15 - $3.71	11 / 11	$3.65 / $3.65	2.00 years
$10.99	45 / 68	$10.99 / $10.99	3.19 years

13.    COMMITMENTS AND CONTINGENCIES

The Company is a lessee under two operating leases that expire at various dates ending in 2060. Rental expenses from continuing operations are as follows:

	2003	2002	2001

Gross rental expenses	$ 2,870	$ 5,422	$ 6,517
Approximate annual rental expenses for each of the next 5 years	2,870	2,870	6,514
Aggregate rental expense over remaining term of lease	158,718	161,558	205,524

The Company has provided an unconditional guarantee to a mortgagee subject to a limit of $1,650,000 (the “Guarantee”). The Company’s obligation to make payment under the Guarantee would arise upon an event of default in accordance with the terms of the underlying mortgage. The Guarantee will expire upon the earlier of: (i) the payment on maturity of the mortgage term in February 2006, and (ii) upon obtaining a formal discharge of the mortgage.

14.    INCOME TAXES

Income tax expense attributable to income from continuing operations differs from the amounts computed by applying the Canadian statutory rate to pre-tax income from continuing operations as a result of the following:

	2003	2002	2001

Income from continuing operations before income taxes	$ 11,533	$ 45,138	$ 48,160
Combined Canadian federal and provincial statutory rate of tax	37%	39%	42%
Computed tax based on statutory rate	4,267	17,604	20,227
Impact of lower effective tax rates on operations in the US	(28)	19	(3,165)
Large corporation tax	277	333	339
Change in the valuation allowance for future income tax assets	(512)	(1,077)	(7,138)
Non taxable portion of capital gains	(317)	(8,121)	(3,890)
Impact of changes in substantively enacted tax rates	772	--	(1,039)
Other	(282)	(1,556)	294

	$ 4,177	$ 7,202	$ 5,628

After applying the expected tax rates to the temporary differences, the future income tax assets and liabilities at December 31, 2003 and 2002 are presented below:

	2003	2002	2001

Future income tax assets:
Non capital loss carryforwards - Canada	$ --	$ --	$ 11,538
- US	2,101	5,519	7,476
Interest deferred for US tax purposes	2,447	2,682	2,561
Corporate minimum tax carryforwards	726	1,152	--
Other	--	169	1,479

Total gross future income tax assets	5,274	9,522	23,054
Less valuation allowances	(4,548)	(8,201)	(12,719)

Net future income tax assets	$ 726	$ 1,321	$ 10,335

Future income tax liabilities:
Rental properties	$ 9,219	$ 7,220	$ 9,151
Other	37	--	--

Total gross future income tax liabilities	$ 9,256	$ 7,220	$ 9,151

Net future income tax asset (liability)	$(8,530)	$(5,899)	$ 1,184

The 2003 gross future income tax assets do not include $2,903,000 of US non-capital loss carryforwards since it is unlikely the losses will be utilized prior to their expiry due to annual deduction restrictions as a result of a change in control during 2002.

The Company has tax losses available in the US which expire as follows:

2005	$4,938
2006	8,866
2022	2,721

	$16,525	US

15.    JOINT VENTURE OPERATIONS

The following amounts included in the consolidated financial statements are the Company’s proportionate interest in joint ventures excluding gaming operations.

	2003	2002	2001

Assets	$ 11,808	$ 12,783	$ 22,276

Liabilities	2,361	2,784	3,999
Equity and advances	9,447	9,999	18,277

	$ 11,808	$ 12,783	$ 22,276

Revenues	$ 2,487	$ 11,365	$ 5,938
Expenses	2,018	10,119	4,963

Income before income taxes	$ 469	$ 1,246	$ 975

	2003	2002	2001

Cash provided (used):
Operating activities	$ 1,930	$ 4,561	$ 4,434
Investing activities	(119)	(2,418)	(3,343)
Financing activities	(16)	(950)	(2,740)

	$ 1,795	$ 1,193	$(1,649)

The Company includes in its balance sheet the proportionate share of the assets and liabilities of joint ventures. The Company is contingently liable for the other participants’ portion of the liabilities of these joint ventures. The contingent liability is approximately $1,991,000 at December 31, 2003. Against this contingent liability, the Company has recourse to all of the assets of the joint ventures to the extent they are required to pay liabilities in excess of their proportionate share.

16.    RELATED PARTY TRANSACTIONS

Loan to Morguard Corporation

During the year ended December 31, 2003, the Company advanced $20,000,000 pursuant to a revolving loan agreement on an unsecured basis to Morguard Corporation (“Morguard”)(the “Morguard Loan Agreement”) which directly or indirectly owns 80% of the Company’s common shares as at December 31, 2003. The demand loan was interest bearing at the 30-day banker’s acceptance rate plus 175 basis points that Morguard pays to a Canadian chartered bank. Interest earned from the loan was $781,000 during the year ended December 31, 2003.

In July 2002, the Company advanced $20,000,000 under the Morguard Loan Agreement. The advance was repaid at the end of December 2002. Interest earned from the loan was $399,000 during the year ended December 31, 2002.

Agreement with Morguard Investments Limited

Effective January 1, 2003, the Company entered into a property management and advisory services agreement with Morguard Investments Limited (“MIL”), a subsidiary of Morguard. The Company incurred fees of $970,000 for property management and corporate services for the year ended December 31, 2003 under a contractual agreement at market related prices. The Company also reimbursed MIL $2,213,000 for property-related payroll expenses. The Company had $54,000 owing to MIL included in “Accounts payable and accrued liabilities” as at December 31, 2003.

Acquisition fee paid to MIL

In December 2002, the Company paid $413,000 to MIL in connection with the $55,000,000 acquisition of two office properties, located at 4720 and 4880 Tahoe Boulevard, Mississauga, Ontario. The fee, based on market related prices, was capitalized to the cost of the properties.

Tenancy agreement

A company controlled by a director paid $113,000 (2002: $107,000) to lease a residential suite owned by the Company under a tenancy agreement at market related rent.

Agreement with Amcan Financial Consultants

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

17.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s operations are subject to a number of risks and uncertainties, including, but not limited to, risks associated with competition, the real estate markets and general economic conditions, the availability and cost of financing and fluctuations in interest rates.

The Company is exposed to the following risks related to financial assets and liabilities:

Interest rate risk

The Company will be subject to the risks associated with debt financing, including the risk that mortgages and credit facilities will not be able to be re-financed or that terms of such re-financing will not be as favourable as the terms of existing indebtedness. As at December 31, 2003, interest rate risk has been minimized, as all long-term debt is financed at fixed interest rates with maturities scheduled over a number of years.

Credit risk

The Company will be subject to the risks associated with a change in general and local economic conditions and by a change in the credit and financial stability of tenants. Minimizing the amount of exposure the Company has on any one tenant and the Company’s active leasing program are mitigating factors to this risk.

18.    SEGMENTED INFORMATION

The Company’s principal operations are the ownership and operation of real estate. Prior to 2002, the Company owned retail and residential properties. By the end of 2002, the mix had become retail and office properties. On December 31, 2002, the Company acquired two office buildings.

	2003			2002			2001

BALANCE SHEET	Retail	Office	Total	Retail	Office	Total	Retail	Residential	Total

Rental properties	$102,035	$57,652	$159,687	$103,768	$58,194	$161,962	$97,964	$49,858	$147,822

STATEMENT OF INCOME

	Retail	Office	Total	Retail	Residential	Total	Retail	Residential	Total

Revenues	$ 42,694	$ 6,404	$ 49,098	$ 40,009	$15,260	$ 55,269	$36,691	$23,828	$ 60,519
Operating expenses	21,738	1,827	23,565	20,502	11,501	32,003	19,263	18,330	37,593

Gross profit	$ 20,956	$ 4,577	$ 25,533	$ 19,507	$ 3,759	$ 23,266	$17,428	$ 5,498	$ 22,926

19.    DISCONTINUED OPERATIONS

In April 2002, PT Gaming LLC (“PT’s”), in which the Company had a 50% interest, concluded the sale of its gaming assets, excluding the casino. The Company’s share of gross proceeds was $14,100,000 satisfied by a promissory note of $1,200,000 and cash for the balance.

At the end of December 2002, the Company sold its interest in the casino to its partners for proceeds of $3,100,000 satisfied by the purchaser assuming debt in the amount of $1,950,000 and cash for the balance. The sales completed the Company’s divestiture from gaming.

The summarized statement of operations for gaming follows:

	2003	2002	2001

Operating income	--	$ 124	$1,538
Loss on disposal of discontinued gaming operations	--	(699)	(394)

Income (loss) from discontinued gaming operations	--	$(575)	$1,144

20.    COMPARATIVE FIGURES

Certain prior year’s figures have been reclassified to conform to the current year’s presentation.

21.    INVESTMENT IN SHARES OF PNP

In 2001, the Company accounted for its investment in Pan Pacific Retail Properties, Inc. (“PNP”) when it was able to exercise significant influence in accordance with the equity method. Under the equity method, the original cost of the investment is adjusted for the Company’s share of post-acquisition earnings, losses and capital transactions. When the Company was no longer able to exercise significant influence, the cost method of accounting was used whereby dividends received are included in the determination of income.

On November 12, 2000 PNP completed the acquisition of Western Properties Trust (“Western”). The acquisition was effected by PNP issuing shares to Western’s existing unitholders. The issuance of these shares reduced the Company’s percentage ownership in PNP. As a result, the Company ceased consolidating the assets, liabilities and results of operations of PNP and adopted the equity method of accounting for its investment in PNP as of November 13, 2000.

During 2001, the Company sold PNP shares and as a result adopted the cost method of accounting for its investment in PNP as of June 1, 2001. The Company sold its remaining shares of PNP in October 2001.

22.    UNITED STATES ACCOUNTING PRINCIPLES

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

At maturity, the Company is required to repay the principal due on the 6% debentures in cash and, prior to their redemption in January 2002, the Company was required to repay the principal due on the 7.5% debentures in cash. Canadian GAAP requires the Company to record a non-cash interest expense, based on the interest rate that the debentures would have borne, had the debentures not had a conversion feature. Under US GAAP the Company would have recorded these debentures as debt and would not have recorded this non-cash interest expense. During 2002, the Company repurchased US$17,441,000 principal amount of the 6% debentures and redeemed all of the 7.5% debentures. In 2003, the Company redeemed and cancelled all of the remaining 6% convertible debentures. As a result of the aforementioned differences between Canadian and US GAAP, the recorded net loss on repurchase and redemption would be different under US GAAP. The differences would result in the US GAAP balance sheet showing an amount of $79,700,000 for Convertible Debentures and a decrease in Shareholders’ Equity of $64,041,000.

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

(ix)     For US GAAP purposes, the Company has designated its portfolio investments as “available-for-sale”. Under US GAAP, the portfolio investments have been recorded at fair value with an unrealized gain of $2,464,000 (2002: $1,330,000) recorded in a separate component of shareholders’ equity.

(x)     RESERVED

(xi)     Effective January 1, 2002, the Financial Accounting Standards Board changed the accounting standard relating to the accounting for gains and losses on the extinguishment of debt. Under the prior standard, gains and losses on the extinguishment of debt were classified as extraordinary items, net of related income tax, in the consolidated statements of income. The new standard requires that gains and losses from the extinguishment of debt be classified as extraordinary items only if they meet certain criteria. The method of accounting for gains and losses on the extinguishment of debt under US GAAP and Canadian GAAP is now substantially the same. For US GAAP purposes, the Company has adopted this new accounting standard retroactively, resulting in the removal of the 2001 “Extraordinary loss on the early repayment of debt”, and the 2001 subtotals “Net income (loss) based on US GAAP before extraordinary item”, “Net income (loss) per share, US GAAP before extraordinary item – basic” and “Net income (loss) per share, US GAAP before extraordinary item – fully diluted”.

The differences would have affected net income and earnings per share as follows:

	2003	2002		2001

Net income based on Canadian GAAP	$ 7,356	$ 37,361		$ 43,676
Method of depreciation (i)
Depreciation expense	(1,113)	(543)		(726)
Rental properties – cost of sales	--	3,857		327
Equity in earnings of PNP (Note 21)	--	--		(2,197)
6% and 7.5% convertible debenture interest expense adjustment (iv)	244	684		1,596
7% convertible debenture interest expense adjustment (iv)	(3,837)	(3,472)		(3,253)
Adjustment to loss on redemption and repurchase of convertible
debentures (iv)	294	2,362		--
Adjustment for foreign currency translation account (vi)	--	21,212		(18,487)
Adjustment to foreign exchange loss (vii)	--	156		(3,168)
Adjustment to gain on sale of shares of PNP	--	--	(A)	41,179
Adjustment to income tax expense for impact of changes
in substantively enacted rates (v)	--	--		1,853
Adjustment to income tax expense for impact of
all other US GAAP differences	402	(5,397)		1,267

Net income based on US GAAP	$ 3,346	$ 56,220		$ 62,067

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

	2003	2002	2001

Net income (loss) from continuing operations based on US GAAP	$3,346	$29,687	$56,838
Income from discontinued operations based on US GAAP	--	26,533	5,229

Net income (loss) based on US GAAP	$3,346	$56,220	$62,067

Per share amounts based on US GAAP would be as follows:
Income (loss) from continuing operations per share
- basic	$0.36	$3.24	$6.27
- diluted	$0.36	$1.97	$2.92
Net income (loss) per share
- basic	$0.36	$6.14	$6.85
- diluted	$0.36	$3.49	$3.16
Weighted average number of shares (in thousands)
- basic	9,206	9,163	9,059
- diluted	9,214	17,503	21,694

The Company’s comprehensive income as determined under SFAS No.130 would differ from net income as shown above:

	2003	2002	2001

Net income based on US GAAP	$3,346	$ 56,220	$62,067
Other comprehensive income:
Change in foreign currency translation adjustment	--	(31,888)	5,989
Unrealized holding gain	2,677	1,330	--

Comprehensive income based US GAAP	$6,023	$ 25,662	$68,056

The cumulative effect of the application of the above noted United States accounting principles on deficit would be as follows:

	2003	2002	2001

Deficit at beginning of year as reported under Canadian GAAP	$(146,224)	$(174,981)	$(112,071)
Effect of changes
Depreciation method (i)	(10,339)	(13,653)	(83,800)
Classification of rental properties under development (ii)	--	--	1,088
Equity in earnings of PNP	--	--	(1,177)
Rental revenue adjustment (iii)	--	--	10,533
Debenture equity adjustment (iv)	15,209	12,163	10,567
Effect of income tax adjustment (v)	2,951	8,348	5,228
Reduction of foreign currency translation account (vi)	2,725	(18,487)	--
Foreign exchange loss (vii)	(3,012)	(3,168)	--
Others	(175)	(175)	(175)
Net change to share of income from associated company	1,008	1,008	1,008
Minority interest	--	--	21,120

Deficit at beginning of year based on US GAAP	(137,857)	(188,945)	(147,679)
Net income based on US GAAP	3,346	56,220	62,067
Dividends paid during year	(5,151)	(5,132)	(103,333)

Deficit at end of year based on US GAAP	(139,662)	(137,857)	(188,945)
Deficit as reported under Canadian GAAP	(147,855)	(146,224)	(174,981)

Cumulative effect of applying US GAAP	$ 8,193	$ 8,367	$ (13,964)

The statements of cash flow prepared under US GAAP differ from Canadian GAAP as follows:

    (a)        Under US GAAP, the 7% convertible debentures would have been recorded as debt and interest expense would have been recorded. Accordingly, operating and financing activities would be restated for US GAAP.

    (b)        Under US GAAP, the change in restricted cash is reported under operating activities rather than under investing activities.

    (c)        Under US GAAP, sub-totals within the statement of cash flow and separate presentation of funds from continuing operations would not be permitted.

The effects of the differences to the statement of cash flow are as follows:

	2003	2002	2001

OPERATING ACTIVITIES
Cash flow based on Canadian GAAP	$ 13,589	$ 11,209	$ 4,396
7% debenture interest expense adjustment (a)	(3,836)	(3,472)	(3,253)
Change in restricted cash (b)	343	(334)	5,750

Cash flow based on US GAAP	$ 10,096	$ 7,403	$ 6,893

	2003	2002	2001

INVESTING ACTIVITIES
Cash flow (deficiency) based on Canadian GAAP	$(32,200)	$ 756	$ 369,332
Reverse change in restricted cash (b)	(343)	334	(5,750)

Deficiency based on US GAAP	$(32,543)	$ 1,090	$ 363,582

	2003	2002	2001

FINANCING ACTIVITIES
Cash flow (deficiency) based on Canadian GAAP	$ 15,547	$(132,225)	$(250,670)
Reverse 7% debenture interest expense adjustment (a)	3,836	3,472	3,253

Cash flow based on US GAAP	$ 19,383	$(128,753)	$(247,417)

Under US GAAP, assets and liabilities are not netted in the statement of cash flow. Accordingly, the components of the net changes in other assets and liabilities are as follows:

	2003	2002	2001

Accounts receivable	$ 1,258	$ (1,080)	$ 835
Mortgages and advances receivable	1,905	6,494	3,102
Prepaid expenses	(592)	(226)	(6,319)
Accounts payable and accrued liabilities	(3,221)	(2,225)	(5,232)
Rental and sundry deposits	244	(1,473)	71

	$ (406)	$ 1,490	$(7,543)

Total assets under US GAAP are calculated as follows:

	2003	2002

Total assets based on Canadian GAAP	$ 232,278	$ 212,968
Effect of GAAP differences:
Depreciation	(11,452)	(10,339)
Portfolio investments increase to fair value(ix)	2,465	1,330
Share of income from associated company	1,008	1,008
Debenture issue costs	1,556	1,699

Total assets based on US GAAP	$(225,855)	$ 206,666

Interest bearing debts under US GAAP are calculated as follows:

	2003	2002

Interest bearing debts based on Canadian GAAP	$ 106,591	$ 89,079
Add back equity portion of debentures	65,598	62,375

Interest bearing debts based on US GAAP	$ 172,189	$ 151,454

ITEM 18 – FINANCIAL STATEMENTS

Not applicable.

ITEM 19 – EXHIBITS

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Antony K. Stephens, certify that:

1.	I have reviewed this annual report on Form 20-F of Revenue Properties Company Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.	The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Dated: April 30 , 2004

“Antony K. Stephens”

Antony K. Stephens President (Principal Executive Officer)

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

ITEM 19 – continued

I, Paul Miatello, certify that:

1.	I have reviewed this annual report on Form 20-F of Revenue Properties Company Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.	The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Dated: April 30 , 2004

“Paul Miatellos”

Paul Miatello Vice-President, Finance Chief Financial Officer (Principal Financial Officer)

ITEM 19 – CERTIFICATION OF PRESIDENT PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Antony K. Stephens, President of Revenue Properties Company Limited (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.     The Annual Report on Form 20-F of the Company for the year ended December 31, 2003 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 30 , 2004

“Antony K. Stephens”

Antony K. Stephens President (Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

ITEM 19 – CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul Miatello, Chief Financial Officer of Revenue Properties Company Limited, (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.     The Annual Report on Form 20-F of the Company for the year ended December 31, 2003 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 30 , 2004

“Paul Miatellos”

Paul Miatello Vice-President, Finance Chief Financial Officer (Principal Financial Officer)

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

REVENUE PROPERTIES COMPANY LIMITED

“Antony K. Stephens”

Antony K. Stephens President	February 20, 2004

“Paul Miatello”

Paul Miatello Vice-President, Finance Chief Financial Officer	February 20, 2004

REVENUE PROPERTIES COMPANY LIMITED
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION - RENTAL PROPERTIES AND PROPERTIES HELD FOR SALE
December 31, 2003

Column A	Column B	Column C		Column D		Column E			Column F	Column G	Column H	Column I

		Initial cost to Company		Costs capitalized subsequent to acquisition		Gross amount at which carried at close of period

Description	Encumbrances (see Note 8 for additional encumbrances) ($000’s)	Land ($000’s)	Buildings and improve- ments ($000’s)	Improve- ments ($000’s)	Carrying costs ($000’s)	Land ($000’s)	Buildings and improve- ments ($000’s)	Total ($000’s)	Accumulated depreciation ($000’s)	Date of construction	Date acquired	Life on which depreciation in latest income statement is computed

100% OWNED PROPERTIES

ONTARIO

Centerpoint	$ --	$ 3,785	$ 29,488			$ 3,785	$ 29,488	$ 33,273	$ 9,450	1961/1980		40 years

East York Town Centre	19,404	2,664	15,800			2,664	15,800	18,464	7,228	1961		40 years

The Colonnade	--	--	21,056			--	21,056	21,056	4,579	1963/1986	1991	36 years

Guildwood Village	--	180	2,755			180	2,755	2,935	1,802	1963		40 years

Creekside Office Campus	43,208	7,164	49,148			7,164	49,148	56,312	407		2002	40 years

Other properties	--	--	4,673			--	4,673	4,673	2,316	1966 to 1988	1991/1994	26-38 yrs

ALBERTA

Prairie Mall	22,665	7,603	36,917			7,603	36,917	44,520	2,783	1973	1992/2001	40 years

PROPORTIONATE SHARE OF JOINT VENTURES

NEW BRUNSWICK

Saint John City Hall (50%)	1,375	284	2,823			284	2,823	3,107	1,384	1971	1991	21 years

OTHER ASSETS

Tenant improvements		--	13,607			--	13,607	13,607	8,311			Term of lease

TOTALS	$86,652	$21,680	$176,267			$21,680	$176,267	$197,947	38,260

REVENUE PROPERTIES COMPANY LIMITED
SCHEDULE III (CONTINUED)
REAL ESTATE AND ACCUMULATED DEPRECIATION – RENTAL PROPERTIES

December 31, 2003

LAND, BUILDINGS AND IMPROVEMENTS

(in thousands of Canadian dollars)	2003	2002

Balance at beginning of year	$ 196,100	$ 185,647
Additions during year:
Acquisitions and additions	2,382	92,260
Deductions during year:
Cost of real estate sold	--	(79,535)
Write down and write-off of real estate	(535)	(2,272)

Balance at end of year	$ 197,947	$ 196,100

ACCUMULATED DEPRECIATION

(in thousands of Canadian dollars)	2003	2002

Balance at beginning of year	$ 34,138	$ 37,825
Additions during year
Depreciation expense	4,657	4,952
Deductions during year:
Cost of real estate sold	--	(6,674)
Write down and write-off of real estate	(535)	(1,965)

Balance at end of year	$ 38,260	$ 34,138